Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 8, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

on April 7, 2008, China Life Insurance Company Limited published its annual report as required under the rules of the Hong Kong Stock Exchange for the year ended December 31, 2007, a copy of which is attached as Exhibit 99.1 hereto.

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 21E of U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission, or SEC, on May 18, 2007; and in the Company’s other filings with the SEC.

The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

EXHIBIT LIST

Exhibit	Description
99.1	Annual Report, dated April 7, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)

April 8, 2008	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

(A joint stock limited company incorporated in the

People’s Republic of China with limited liability)

(the “Company”)

(Stock code: 02628)

Corporate Information	2

Company Profile	3

Financial Summary	4

Chairman’s Statement	4

Business Review	7

Management Discussion And Analysis	12

Embedded Value	20

Report of the Board of Directors	24

Report of the Supervisory Committee	31

Report of Corporate Governance	33

Directors, Supervisors and Senior Management	46

Connected Transactions	52

Awards	54

Auditor’s Report	56

Consolidated Balance Sheet	57

Balance Sheet	59

Consolidated Income Statement	61

Consolidated Statement of Changes in Equity	62

Consolidated Cash Flow Statement	63

Notes to the Consolidated Financial Statements	65

Supplementary Information for ADS Holders	133

Commission File Number 001-31914

COMPANY NAME

China Life Insurance Company Limited

DIRECTORS

Executive Directors

Yang Chao

Wan Feng

Non-executive Directors

Shi Guoqing

Zhuang Zuojin

Independent Non-executive Directors

Long Yongtu

Sun Shuyi

Ma Yongwei

Chau Tak Hay

Cai Rang

Ngai Wai Fung

SUPERVISORS

Xia Zhihua

Wu Weimin

Qing Ge

Yang Hong

Tian Hui

BOARD SECRETARY

Liu Ting’an

SECURITIES REPRESENTATIVE

Lan Yuxi

COMPANY SECRETARY

Heng Kwoo Seng

QUALIFIED ACCOUNTANT

Yang Zheng

AUTHORIZED REPRESENTATIVES

Wan Feng

Heng Kwoo Seng

REGISTERED OFFICE

China Life Tower

16 Chaowai Avenue, Chaoyang District

Beijing 100020, China

Tel: 86(10) 8565 9999

Fax: 86(10) 8525 2232

Website: www.e-chinalife.com

Commission File Number 001-31914

PLACE OF BUSINESS IN HONG KONG

25th Floor, C.L.I. Building

313 Hennessy Road, Wanchai

Hong Kong

Tel: (852) 2919 2628

Fax: (852) 2919 2638

AUDITOR

PricewaterhouseCoopers

LEGAL ADVISERS

King & Wood

Allen & Overy

Debevoise & Plimpton LLP

H SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited

Room 1712-1716, 17th Floor

Hopewell Centre

183 Queen’s Road East

Hong Kong

DEPOSITARY

JPMorgan Chase Bank

4 New York Plaza, New York

New York 10004

PLACES OF LISTING

H Share: The Stock Exchange of Hong Kong Limited

Stock code: 2628

A Share: Shanghai Stock Exchange

Stock code: 601628

AMERICAN DEPOSITORY SHARES

The New York Stock Exchange

Stock Code : LFC

COMPANY PROFILE

China Life Insurance Company Limited (the “Company”) is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company is the largest life insurance company in China (for the purpose of this annual report, “China” refers to the People’s Republic of China, but excludes the Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan region). Our distribution network, comprising exclusive agents(Note), direct sales representatives, and dedicated and non-dedicated agencies, is the most extensive one in China. The Company is one of the largest institutional investors in China, and through its controlling shareholding in China Life Insurance Asset Management Company Limited (“AMC”), the Company is the largest insurance asset management company in China.

Our products and services include individual life insurance, group life insurance, accident and health insurance. The Company is a leading provider of annuity products and life insurance for both individuals and groups, and a leading provider of accident and health insurance in China. As at 31 December 2007, we had over 93 million individual and group life insurance policies and annuities, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies as well as services.

Commission File Number 001-31914

Note: include a small number of exclusive agents who have not yet obtained the valid agency qualifications. (same as below)

FINANCIAL SUMMARY

We set out below a financial summary of the Group (the “Group” refers to the Company and its subsidiaries) from 2003 to 2007.

Unless otherwise stated, all the financial data of the Group set out in this annual report is prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”).

For the year ended 31 December

RMB million (Except earnings per share)	2007	2006	2005	2004	2003 (Proforma)
Total revenues	191,372	147,311	98,212	76,806	60,442
Net profit (Note)	38,879	19,956	9,306	7,171	5,857
Basic and diluted earnings per share (RMB)	1.38	0.75	0.35	0.27	0.29

Note:	Net profit refers to Net profit attributable to shareholders of the Company.

As at 31 December

RMB million	2007	2006	2005	2004	2003
Total assets	933,704	764,395	559,219	433,671	328,720
Investment assets (Note1)	850,209	686,804	494,356	374,890	279,248
Total shareholders’ equity (Note2)	205,500	139,665	80,378	66,530	62,436

Note 1:	Investment assets include debt securities, equity securities, term deposits, statutory deposits-restricted, loans, securities purchased under agreements to resell and cash and cash equivalents.

Note 2:	Total shareholders’ equity refers to equity attributable to the shareholders of the Company.

CHAIRMAN’S STATEMENT

Yang Chao, Chairman

“to establish China Life as a first class international life insurance company with strong capital resources, advanced corporate governance, well-established management system, stringent internal control, leading technologies, first class team, superior service, outstanding brand, balanced and harmonious development”

Commission File Number 001-31914

Dear Shareholders,

I am pleased to present to you the Group’s (the “Group” refers to the Company and its subsidiaries) operating results for the financial year ended 31 December 2007 (the “reporting period”).

In 2007, the growth momentum of China’s insurance industry remained strong, with investment yields on insurance funds reaching the highest level in history. The Company continued to focus on the sales of traditional and participating products and continual improvement in profitability of the insurance business and products, the sales of long-term regular premium products to optimize our business structure and maintain a steady growth of our business, the exclusive agents force as the core distribution channel while exploring the group insurance channel and bancassurance channel, and a combination of overall development strategy and local market competitiveness tactics. During the reporting period, we achieved steady business growth and maintained our leading market position, optimized our business structure, significantly increased investment income and profitability, further strengthened corporate governance, and improved operational management and risk control to higher level.

We are the core member of the China Life group, which was among “Fortune 500” announced by Fortune magazine and “World’s Top 500 Brands” released by World Brand Laboratory in 2007. In December 2007, the Company won the “Overall Winner Award for Corporate Governance Excellence” in the first “The Hong Kong Corporate Governance Excellence Awards 2007”.

STEADY BUSINESS GROWTH AND CONTINUOUS BUSINESS STRUCTURE IMPROVEMENT

For the year ended 31 December 2007, the Group’s total revenues reached RMB191,372 million, an increase of 29.9% from 2006. Gross written premiums and policy fees for 2007 were RMB111,886 million, an increase of 12.5% from 2006.

In 2007, the Company’s gross written premiums reached RMB104,195 million, an increase of 12.9% from 2006. The first-year regular gross written premiums reached RMB24,356 million on growth of 12.9% over 2006, 2.1 percentage points higher than the growth of first-year gross written premiums. First-year regular gross written premiums accounted for 92.5% of first-year gross written premiums of long-term traditional insurance contracts.

As at 31 December 2007, the Group’s embedded value was RMB252,568 million, up 38.8% from the end of 2006. One year new business value of the Company was RMB12,047 million for 2007, an increase of 14.9% from 2006.

In 2007, we achieved stable growth of our business as well as continual optimization of our business structure by emphasizing on the sales of traditional and participating products. The Company maintained its leading position in the life insurance market in China despite increasing competition pressure from new entrants in the market, the maturity payout peak and discontinuation of renewal premium payment on expiration of premium-payment terms of a key regular premium product. In accordance with the data released by the China Insurance Regulatory Commission (“CIRC”), under PRC Generally Accepted Accounting Principles (“PRC GAAP”), the Company’s market share in 2007 was 39.7%.

SUBSTANTIAL INCREASE IN INVESTMENT INCOME AND ENHANCED PROFITABILITY

As at 31 December 2007, the Group’s investment assets were RMB850,209 million, an increase of RMB163,405 million, or 23.8%, from 2006. Net investment income reached RMB44,020 million, up 76.5% from 2006. The Group’s net investment yield for 2007 reached 5.76%1 (investment assets included financial assets and cash and cash equivalents but excluded accrued investment income), an increase of 1.49 percentage points from 2006. The gross investment yield of 2007 was 10.24%2, an increase of 2.27 percentage points from 2006.

As at 31 December 2007, the Group’s total assets were RMB933,704 million, up 22.1% from 2006. Total shareholders’ equity (attributable to the shareholders of the Company) reached RMB205,500 million, an increase of 47.1% from 2006. The Company’s solvency margin was 5.25 times the minimum regulatory requirement at the end of 2007. During the reporting period, the Group’s net profit (attributable to shareholders of the Company) was RMB38,879 million, up 94.8% from 2006. Basic and diluted earnings per share were RMB1.38, a record high for the Company.

[1]

The net investment yield = net investment income/((investment assets at the beginning of the period – securities sold under agreements to repurchase at the beginning of the period + investment assets at the end of the period – securities sold under agreements to repurchase at the end of the period)/2)

[2]

The gross investment yield = (net investment income + net realized gains on financial assets + net fair value gains at fair value through income(held-for-trading))/((investment assets at the beginning of the period – securities sold under agreements to repurchase at the beginning of the period + investment assets at the end of the period – securities sold under agreements to repurchase at the end of the period)/2)

Commission File Number 001-31914

ENHANCING DISTRIBUTION CHANNELS AND UPGRADING SERVICE STANDARD

As at 31 December 2007, the Company had over 15,500 field offices and around 638,000 exclusive agents. The proportion of exclusive agents holding valid licenses was 97.9%, an increase of 3.2 percentage points over 2006. The Company had over 13,000 direct sales representatives. In addition, the Company had more than 90,000 bancassurance outlets intermediaries – including outlets of commercial bank branches, post savings and cooperative saving institutions and with over 18,000 customer service managers. These three major sales channels remained stable during the year, and we have started to reap the benefits of sharing customer resources and cross-selling.

In 2007, the Company held its first “China Life Customer Festival” and launched the “China Life 1+N”service brand for the first time. The Company is committed to providing customers with differentiated, professional service. During the year, the Company completed the largest maturity benefit payment in the history of China’s life insurance industry. The Company paid over RMB50 billion in 2007 on matured policies and made payments against nearly 2.5 million policies, which demonstrated the Company’s strong service capability and financial strength.

STRONGER INTERNAL CONTROLS AND PREVENTION OF OPERATIONAL RISK

In 2007, the Company completed the centralization of business management, customer services, financial management and information technology functions at the provincial branch level. At the same time, it continued to improve its internal control systems, compliance work to meet the requirements of Section 404 of the Sarbanes-Oxley Act, auditing of key tasks and the Company’s ability to prevent operational risks.

To comply with certain securities legislation of the United States, management completed a self assessment on internal control over financial reporting as of 31 December 2007, and confirmed such internal control was effective. The Company has also received our registered independent auditor’s unqualified opinion on the effectiveness of our internal control over financial reporting as of 31 December 2007. Management’s assessment and the report of our registered independent auditor will be included in the Form 20-F (the US version of annual report) to be submitted to the U.S. Securities and Exchange Commission (SEC).

FOCUSING ON THE VALUE OF PEOPLE AND IMPROVING THE QUALITY OF OUR TEAM

Focusing on the value of people is core to the Company’s human resource management. We aim to strengthen our workforce and improve the quality of our staff. This principle is the foundation of our long-term sustainable growth. In 2007, the Company restructured the management teams of branches, resulting in younger, more professional and more competitive management teams.

In 2007, the Company continued to commit itself to consolidating its internal and external educational resources to establish a training system that can meet the Company’s future development requirements. Through setting up the “China Life Online College”, strengthening the team building ability of exclusive agent trainers and increasing internal and external training, the Company continued to improve on professional and management skills.

STRENGTHENING OUR BRAND AND FULFILLING SOCIAL RESPONSIBILITIES

In 2007, the Company continued to actively execute its brand strategy and stepped up brand promotion. Awareness of the China Life brand and its impact has greatly improved, with the Company aiming to move its brand from well-known to outstanding, from industrial to social and from domestic to international brand. In August 2007, the World Brand Laboratory selected China Life – with brand value worth RMB58.867 billion – as one of the “World’s Top 500 Brands” and “Top Ten Most Valuable Brands in China” for the fourth consecutive year.

The Company actively contributed to building new socialist rural village communities in China. It placed strong emphasis on developing the New Village Cooperative Medical Scheme (“New Type Rural Healthcare Scheme”). This scheme now covers 84 counties (towns and communities) in 14 branches, an increase of 42 counties (towns and communities) from 2006. In March 2007, the Company launched the “China Life New Simple Life Mutual Cooperative Insurance” (New Simple Life Insurance), a product tailored to the rural market to meet the needs of farmers. The Company continued to provide insurance services for ethnic minority regions and less-developed regions. The Company’s Tibet branch was formally opened for business in May 2007.

Commission File Number 001-31914

In 2007 the Company donated over RMB17 million to various charitable causes. The 18 “China Life Long March Primary Schools” were put into operation in succession. The Company donated RMB50 million to establish the “China Life Charity Foundation” and launched the “Healthy New Village Project” and the “China Life Program for Rural Medical Services and Poverty Relief”. The Foundation made a total donation of approximately RMB6.75 million to various causes in 2007.

In early 2008, the Company donated RMB10 million to southern Chinese provinces hit by severe snowstorm damage. The Company also offered complimentary short-term accident insurance to snowstorm fighting staff of National Grid and Southern Grid and police officers of the Ministry of Public Security.

FINAL DIVIDEND

The Board of Directors recommended the payment of a final dividend of RMB0.42 per share for the year ended 31 December 2007 to shareholders of the Company. This will come into effect after shareholders’ approval at the Annual General Meeting to be held on Wednesday, 28 May 2008.

OUTLOOK

In 2008, the Company will face further challenges in view of the keen competition in the insurance industry and the uncertainty of the capital markets. Guided by the China Life group’s mission to build itself into a leading international financial and insurance group, the Company will endeavor to develop life insurance business with our own unique characteristics, continue to reform operational and management systems, transform the model of development, maintain steady business growth, optimize our business structure, increase investment income, strengthen risk control and promote the Company’s overall sustainable development. We will dedicate ourselves to building the Company into a first-class international life insurance company and to creating greater value for our shareholders.

By order of the Board

Yang Chao

Chairman

Beijing, China

25 March 2008

BUSINESS REVIEW

GROSS WRITTEN PREMIUMS AND DEPOSITS

	For the year ended December 31
	2007 RMB million	2006 RMB million
Individual life insurance
Gross written premiums	91,420	80,086
First-year gross written premiums	25,480	22,659
Single gross written premiums	1,273	1,175
First-year regular gross written premiums	24,207	21,484
Renewal gross written premiums	65,940	57,427
Deposits	72,069	70,355
First-year deposits	60,182	56,560

Commission File Number 001-31914

Single deposits	56,644	53,658
First-year regular deposits	3,538	2,902
Renewal deposits	11,887	13,795

Group life insurance
Gross written premiums	876	1,144
First-year gross written premiums	854	1,115
Single gross written premiums	705	1,030
First-year regular gross written premiums	149	85
Renewal gross written premiums	22	29
Deposits	22,158	21,086
First-year deposits	22,143	21,078
Single deposits	22,061	21,072
First-year regular deposits	82	6
Renewal deposits	15	8

Accident and short-term health insurance
Gross written premiums	11,899	11,090
Short-term accident insurance
Gross written premiums	5,495	5,148
Short-term health insurance
Gross written premiums	6,404	5,942

Total gross written premiums	104,195	92,320
Total deposits	94,227	91,441

INSURANCE BUSINESS

For the year ended 31 December 2007, the Company’s gross written premiums and policy fees were RMB111,886 million, an increase of 12.5% from 2006. The gross written premiums were RMB104,195 million, an increase of 12.9% from 2006.

In 2007, the Company continued to pursue business restructuring and to improve the quality of business. As at 31 December 2007, the gross written premiums of long-term traditional insurance contracts were RMB92,296 million, and the first-year gross written premiums of long-term traditional insurance contracts were RMB26,334 million, an increase of 10.8% from 2006, of which the first-year regular gross written premium of was RMB24,356 million, an increase of 12.9% from 2006. The first-year regular gross written premiums accounted for 92.5% of the first-year gross written premiums of long-term traditional insurance contracts, an increase of 1.8 percentage points from 2006.

In 2007, one-year new business value amounted to RMB12,047 million, an increase of 14.9% from 2006. This was mainly attributable to the growth in new business for traditional insurance contracts and regular-premium contracts especially the ten-year and longer regular-premium business, together with the increase in investment income.

Commission File Number 001-31914

(1) Individual Life Insurance Business

During the reporting period, the Company’s gross written premiums and policy fees attributable to individual life insurance business were RMB98,484 million, representing 88.0% of the gross written premiums and policy fees for the year 2007, an increase of RMB11,897 million or 13.7%, over RMB86,587 million in 2006.

The total gross written premiums attributable to individual life insurance business were RMB91,420 million, an increase of RMB11,334 million, or 14.2% over RMB80,086 in 2006. The first-year gross written premiums attributable to individual life insurance business were RMB25,480 million, which accounted for 27.9% of the gross written premiums attributable to individual life insurance business. The first-year regular gross written premiums attributable to the individual life insurance business were RMB24,207 million, accounted for 95.0% of the first-year gross written premiums attributable to individual life insurance business.

The Company sells both participating and non-participating life insurance products. The gross written premiums attributable to individual life insurance participating products and non-participating products for 2007 was RMB46,974 million and RMB44,446 million respectively.

(2) Group Life Insurance Business

During the reporting period, the Company’s gross written premiums and policy fees attributable to group life insurance business were RMB1,503 million, representing 1.3% of the gross written premiums and policy fees for 2007 and a decrease of RMB237 million, or 13.6%, over RMB1,740 million in 2006.

INSURANCE BUSINESS (Continued)

(3) Accident and Health Insurance Business

During the reporting period, the Company’s gross written premiums attributable to accident and health insurance business (both of which comprise short-term business) were RMB11,899 million, representing an increase of RMB809 million, or 7.3% over RMB11,090 million in 2006. In particular, the gross written premiums attributable to accident insurance business amounted to RMB5,495 million, an increase of RMB347 million or 6.7% over RMB5,148 million in 2006. The gross written premiums attributable to health insurance business were RMB6,404 million, an increase of RMB462 million or 7.8% over RMB5,942 million in 2006.

INVESTMENTS

In 2007, the Company continued to optimize the investment portfolio according to the changes of capital market. The Company increased the investment proportion in equity securities while continuing to regard fix-income debt securities as the most important category to improve the return on investments effectively. The Group’s net investment yield for 2007 reached 5.76% (investment assets included financial assets and cash and cash equivalents but excluded accrued investment income), an increase of 1.49 percentage points from 2006. The gross investment yield of 2007 was 10.24%, an increase of 2.27 percentage points from 2006.

Commission File Number 001-31914

As at 31 December 2007, the investment assets of the Group were as follows:

RMB million
Debt Securities	443,181
Held-to-maturity securities	195,703
Available-for-sale securities	241,382
At fair value through income (held-for-trading)	6,096
Equity Securities	195,147
Available-for-sale securities	176,133
At far value through income(held-for-trading)	19,014
Term deposits	168,594
Statutory deposits-restricted	5,773
Loans	7,144
Securities purchased under agreements to resell	5,053
Cash and cash equivalents	25,317

DISTRIBUTION CHANNELS

The Company has the largest and most extensive distribution force and network in the life insurance sector in China. Our Tibetan branch was formally opened for business on 28 May 2007, which means the distribution network of the Company has spread to all provinces, municipalities and autonomous regions of China.

Exclusive agents, direct sales force and intermediaries comprising mainly outlets of commercial banks, postal savings and cooperative saving institutions are the three major distribution channels of the Company. In 2007, the Company’s distribution channels remained steady.

Distribution channel	As at 31 December 2007	As at 31 December 2006
Exclusive agents	638,000	650,000
Direct sales force	13,000	12,000
Bancassurance sales outlets	90,000	87,000

(1) Exclusive Agents

The exclusive agents are the Company’s core distribution channel for individual life, individual accident and individual health insurance products. As at 31 December 2007, the Company had over 15,500 field offices and approximately 638,000 exclusive agents. The percentage of certificate holders among our exclusive agents was 97.9%, an increase of approximately 3.2 percentage points from 2006. The number of exclusive agents decreased moderately from the end of 2006. Nevertheless, the number of exclusive agents holding certificates increased at a stable pace mainly because the Company further enhanced certificate management of exclusive agents, and emphasized the overall quality improvement of exclusive agents. The productivity per individual insurance agent increased over the same period of 2006, and the number of exclusive agents with high sales performance remained stable.

Commission File Number 001-31914

(2) Direct Sales Representatives

The Company’s direct sales representatives are the primary distribution channel for its group life insurance, group annuities, accident insurance, short-term health insurance and group long-term health insurance. As at 31 December 2007, the number of direct sales representatives of the Company was over 13,000.

In 2007, the Company continued to strengthen customer service and retention and strived to expand new sales areas.

(3) Bancassurance Sales Outlets

The Company also sells insurance products through intermediaries such as commercial banks, postal savings and cooperatives saving institutions. As at 31 December 2007, the Company had cooperated with more than 90,000 bancassurance sales outlets. There were over 18,000 customer service managers, an increase compared with the number of customer service mangers over the same period of 2006.

INTERNAL MANAGEMENT

In 2007, the Company completed provincial centralization of business management, customer service management, financial management and information technology, realizing the national centralization of our main business systems. The Company initially established a new back office operations support system as a strong base to expedite business development, enhance operational efficiency and tighten risk control.

In 2007, the Company further strengthened comprehensive budget management and implemented more stricter cost control. The comprehensive cost control rate of 2007 was 14.6%, a decrease of 0.3 percentage points over the same period of 2006. In addition, the embedded value assessment system was tuned up under years of improvement and advancement.

In 2007, based on market environment changes, the Company devoted more efforts to production development, innovation, improvement and transformation. It completed development of more than 20 new products, and redesigned many short-term insurance products. A few new products, namely China Life Jincaimingtian Endowment Insurance, China Life Ruixiang Whole Life Insurance (Universal) and China Life Ruifeng Endowment Life Insurance (Universal), were launched. Development of its first unit linked product was also completed and will be launched to the market when the appropriate opportunity arises.

CUSTOMER SERVICE AND BRAND DEVELOPMENT

In 2007, the Company initiated a series of customer service activities with the theme “Creating a Harmonious Life with China Life” across China. We successfully organized the first “China Life Customers Day”, and launched the “China Life 1+N” service brand, committed to further enhancing its customer service quality through the establishment of a well-developed customer service system to meet customers’ expectation. The Company’s centralized service platform “95519” Call Centre was granted “2007 China’s Best Call Centre”, the fourth consecutive year of receiving such an award. The Company was also awarded “2007 World’s Best Call Centre” and “2007 Ten Year Achievement Award for China’s Call Centre”.

In 2007, the Company appointed internationally renowned basketball superstar Mr. Yao Ming as its global brand ambassador to enhance its brand awareness socially and internationally. The brand value of the Company continued to increase in 2007. It was named one of the “World’s Top 500 Brand” released by World Brand Laboratory in August 2007, and won the “China’s Top 10 Valuable Brands” for the fourth consecutive year with the brand value reaching RMB58.867 billion.

CORPORATE ANNUITY BUSINESS

In August 2005, the Company and AMC, the Company’s subsidiary, obtained the licenses of “Corporate Annuity Account Manager” and “Corporate Annuity Investment Manager” from the Ministry of Labour and Social Security, the People’s Republic of China, respectively. China Life Pension Company Limited, the Company’s subsidiary, obtained the license of “Corporate Annuity Trustee” and “Corporate Annuity Account Manager” in November 2007.

Commission File Number 001-31914

The Company highly emphasizes the development of corporate annuity business, and treats it as its long-term strategic business. Fully leveraging on its own strengths, the Company endeavors to increase its share in corporate annuity market.

From left to right:

Mr. Liu Ting’an, Ms. Shiu Wai Chung,

Mr. Liu Leifei, Ms. Liu Yingqi,

Mr. Wan Feng, Mr. Lin Dairen,

Mr. Liu Jiade, Mr. Su Hengxuan,

Mr. Liu Anlin

MANAGEMENT DISCUSSION AND ANALYSIS

1. OPERATING RESULTS

Year Ended 31 December 2007 Compared with Year Ended 31 December 2006

NET PREMIUMS EARNED AND POLICY FEES

Net premiums earned and policy fees increased by RMB12,557 million, or 12.7%, to RMB111,404 million in 2007 from RMB98,847 million in 2006. This increase was primarily due to increases in net premiums earned from the individual life insurance and accident and health insurance businesses and policy fees from the individual life insurance business. Net premiums earned from participating products of long-term traditional insurance contracts were RMB46,972 million in 2007, an increase of RMB5,971 million, or 14.6%, from RMB41,001 million in 2006. This increase was primarily due to our increased sales efforts for participating endowment products. Of total net premiums earned in 2007, RMB1,978 million was attributable to single premium products and RMB90,304 million was attributable to regular premium products (including both first-year and renewal premiums). Of total net premiums earned in 2006, RMB2,205 million was attributable to single premium products and RMB78,952 million was attributable to regular premium products (including both first-year end renewal premiums).

Individual Life Insurance Business

Net premiums earned and policy fees from the individual life insurance business increased by RMB11,951 million, or 13.8%, to RMB98,470 million in 2007 from RMB86,519 million in 2006. This increase was primarily due to increases in renewal premiums, policy fees and new policy premiums.

Group Life Insurance Business

Net premiums earned and policy fees from the group life insurance business decreased by RMB232 million, or 13.4%, to RMB1,503 million in 2007 from RMB1,735 million in 2006. This decrease was primarily due to changes in government policies and market conditions.

Accident and Health Insurance Business

Net premiums earned from the accident and health insurance business (both of which comprise short-term products) increased by RMB838 million, or 7.9%, to RMB11,431 million in 2007 from RMB10,593 million in 2006. Gross written premiums from the accident insurance business increased by RMB347 million, or 6.7%, to RMB5,495 million in 2007 from RMB5,148 million in 2006 and gross written premiums from the health insurance business increased by RMB462 million, or 7.8%, to RMB6,404 million in 2007 from RMB5,942 million in 2006. These increases were primarily due to our increased sales efforts for accident and health insurance businesses.

NET INVESTMENT INCOME

Net investment income increased by RMB19,078 million, or 76.5%, to RMB44,020 million in 2007 from RMB24,942 million in 2006. This increase was primarily due to the growth in investment assets during 2007 and an increase in investment yield.

As of 31 December 2007, total investment assets were RMB850,209 million, an increase of RMB163,405 million, or 23.8%, from the end of 2006. The net investment yield for the year ended 31 December 2007 was 5.76%, a 1.49 percentage point increase from the same period of 2006. This increase was primarily due to increased investments in equity securities, favorable adjustment of our investment portfolio and favorable capital market conditions.

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NET REALISED GAINS ON FINANCIAL ASSETS

Net realised gains on financial assets increased by RMB13,790 million, or 8.65 times, to RMB15,385 million in 2007 from RMB1,595 million in 2006. This increase was primarily due to an increase of the proportion of equity securities, favorable capital market conditions and the Company realising gains on a portion of its equity securities.

NET FAIR VALUE GAINS ON ASSETS AT FAIR VALUE THROUGH INCOME (HELD-FOR-TRADING)

We reflect net fair value gains on assets at fair value through income (held-for-trading) in current year income. Our net fair value gains on assets at fair value through income (held-for-trading) decreased by RMB1,201 million, or 6.0%, to RMB18,843 million in 2007 from RMB20,044 million in 2006. In particular, net fair value gains on assets at fair value through income (held-for-trading) of RMB366 million on debt securities, which increased RMB61 million, or 20.0%, from RMB305 million in 2006. This increase was primarily due to an increase in trading of short-term bonds taking advantage of a raise in interest rates. Net fair value gains on assets at fair value through income (held-for-trading) of RMB18,477 million on equity securities decreased by RMB1,262 million, or 6.4%, from RMB19,739 million in 2006. This decrease was primarily due to a decrease of the proportion of financial assets held for trading.

OTHER INCOME

Other income decreased by RMB163 million, or 8.7%, to RMB1,720 million in 2007 from RMB1,883 million in 2006. This was primarily due to a decrease in the fee income received from China Life Insurance (Group) Company, or CLIC, for assisting CLIC to manage its non-transferred policies.

DEPOSITS AND POLICY FEES

Deposits are gross additions to long-term investment-type insurance contracts and investment contracts (collectively, investment-type contracts). Total deposits increased by RMB2,786 million, or 3.0%, to RMB94,227 million in 2007 from RMB91,441 million in 2006. This increase was primarily due to an increase in business volume. Policy fees increased by RMB594 million, or 8.4%, to RMB7,691 million in 2007 from RMB7,097 million in 2006. This increase was primarily due to an increase in the proportion of investment-type products with higher policy fee charges. Total deposits from participating products increased by RMB1,432 million, or 1.8%, to RMB83,181 million in 2007 from RMB81,749 million in 2006. Total policy fees from participating products increased by RMB370 million, or 7.1%, to RMB5,563 million in 2007 from RMB5,193 million in 2006.

Individual Life Insurance Business

Deposits in the individual life insurance business increased by RMB1,714 million, or 2.4%, to RMB72,069 million in 2007 from RMB70,355 million in 2006. This increase was primarily due to an increase in the sales of investment-type contracts. Policy fees from the individual life insurance business increased by RMB563 million, or 8.7%, to RMB7,064 million in 2007 from RMB6,501 million in 2006. This increase was primarily due to an increase of the proportion of investment-type contracts with higher policy fee charges.

Group Life Insurance Business

Deposits in the group life insurance business increased by RMB1,072 million, or 5.1%, to RMB22,158 million in 2007 from RMB21,086 million in 2006. This increase was primarily due to an increase in the sales volume of investment-type contracts. Policy fees from the group life insurance business increased by RMB31 million, or 5.2%, to RMB627 million in 2007 from RMB596 million in 2006. This change was primarily due to an increase of the proportion of investment-type contracts with higher policy fee charges.

Accident And Health Insurance Business

There are no deposits in our accident and health insurance business.

INSURANCE BENEFITS AND CLAIMS

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB7,868 million, or 11.5%, to RMB76,288 million in 2007 from RMB68,420 million in 2006. This increase was due to an increase in insurance benefits and claims of individual life insurance business as a result of an increase in business volume and the accumulation of liabilities. Life insurance death and other benefits increased by RMB6,633 million, or 61.4%, to RMB17,430 million in 2007 from RMB10,797 million in 2006. This increase was primarily due to an increase in the number of policies in force and the accumulation of

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liabilities. Life insurance death and other benefits as a percentage of gross written premiums and policy fees were 15.6% and 10.9% in 2007 and 2006 respectively. Interest credited to long-term investment-type insurance contracts increased by RMB795 million, or 12.4%, to RMB7,181 million in 2007 from RMB6,386 million in 2006. This increase primarily reflected an increase in the total policyholder account balance. Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to participating products increased by RMB4,411 million, or 13.1%, to RMB37,962 million in 2007 from RMB33,551 million in 2006. Of these insurance benefits and claims attributable to participating products, life insurance death and other benefits increased by RMB4,596 million, or 98.8%, to RMB9,248 million in 2007 from RMB4,652 million in 2006; the increase in liability of long-term traditional insurance contracts decreased by RMB797 million, or 3.4%, to RMB22,548 million in 2007 from RMB23,345 million in 2006; and the interest credited to long-term investment-type insurance contacts increased by RMB612 million, or 11.0%, to RMB6,166 million in 2007 from RMB5,554 million in 2006.

Individual Life Insurance Business

Insurance benefits and claims for the individual life insurance business increased by RMB8,585 million, or 14.2%, to RMB68,990 million in 2007 from RMB60,405 million in 2006. This increase was due to an increase in business volume and the accumulation of liabilities. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB6,338 million, or 62.6%, to RMB16,463 million in 2007 from RMB10,125 million in 2006. This increase was primarily due to an increase in the number of policies in force, the accumulation of liabilities and an increase in the number of insurance policies reaching maturity. The increase in liability of long-term traditional insurance contracts increased by RMB1,455 million, or 3.3%, to RMB45,370 million in 2007 from RMB43,915 million in 2006. The increase in liability of long-term traditional insurance contracts was primarily due to an increase in business volume and the accumulation of liabilities.

Group Life Insurance Business

Insurance benefits and claims for the group life insurance business decreased by RMB61 million, or 6.0%, to RMB955 million in 2007 from RMB1,016 million in 2006. This decrease was primarily due to a decrease in the increment of long-term traditional insurance contracts liabilities but offset in part by an increase in life insurance death and other benefits. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB295 million, or 43.9%, to RMB967 million in 2007 from RMB672 million in 2006 and the increase in long-term traditional insurance contracts liabilities decreased by RMB359 million, to RMB -36 million in 2007 from RMB323 million in 2006. This decrease was primarily due to a decrease in the contracts in force.

Accident and Health Insurance Business

Insurance benefits and claims for the accident and health insurance business decreased by RMB656 million, or 9.4%, to RMB6,343 million in 2007 from RMB6,999 million in 2006. This decrease was primarily due to improvements in our insurance products structure.

INTEREST CREDITED TO INVESTMENT CONTRACTS

Interest credited to investment contracts increased by RMB142 million, or 14.3%, to RMB1,138 million in 2007 from RMB996 million in 2006. This increase primarily reflected an increase in the total policyholder account balance. Interest credited to participating investment contracts increased by RMB138 million, or 14.5%, to RMB1,089 million in 2007 from RMB951 million in 2006.

INCREASE IN DEFERRED INCOME

Increase in deferred income includes the deferred profit liability arising from long-term traditional insurance contracts and the unearned revenue liability arising from long-term investment-type insurance contracts and investment contracts. The increase in deferred income decreased by RMB1,748 million, or 15.1%, to RMB9,859 million in 2007 from RMB11,607 million in 2006. This decrease was primarily due to an increase in amortization of deferred income resulting from the increase in investment yield.

POLICYHOLDER DIVIDENDS RESULTING FROM PARTICIPATION IN PROFITS

Policyholder dividends resulting from participation in profits increased by RMB11,634 million, or 66.0%, to RMB29,251 million in 2007 from RMB17,617 million in 2006. This increase was primarily due to an increase in investment yield for participating products, an increase in business volume, as well as an increase in our reserves for participating products.

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AMORTISATION OF DEFERRED POLICY ACQUISITION COSTS

Amortisation of deferred policy acquisition costs increased by RMB3,202 million, or 31.2%, to RMB13,461 million in 2007 from RMB10,259 million in 2006. This increase was primarily due to an increase in the number of policies in force and overall amount of business and an increase in investment income in 2007.

UNDERWRITING AND POLICY ACQUISITION COSTS

Underwriting and policy acquisition costs primarily reflect the non-deferrable portion of underwriting and policy acquisition costs. Underwriting and policy acquisition costs increased by RMB310 million, or 12.8%, to RMB2,725 million in 2007 from RMB2,415 million in 2006. Underwriting and policy acquisition costs were approximately 2.5% and 2.4% of net premiums earned and policy fees in 2007 and 2006, respectively.

Of this amount, underwriting and policy acquisition costs in the individual life insurance business and group life insurance business together increased by RMB157 million, or 8.4%, to RMB2,019 million in 2007 from RMB1,862 million in 2006. This increase was primarily due to the increase in business volume during the period. Underwriting and policy acquisition costs in the accident and health insurance business increased by RMB150 million, or 27.1%, to RMB703 million in 2007 from RMB553 million in 2006. This increase was primarily due to the increase in business volume and increased market competition.

ADMINISTRATIVE EXPENSES

Administrative expenses include the non-deferrable portion of policy acquisition costs, as well as employees’ remuneration and other administrative expenses. Administrative expenses increased by RMB2,459 million, or 26.3%, to RMB11,798 million in 2007 from RMB9,339 million in 2006. This increase primarily reflected the increase in business volume and increased expenses in connection with improvements to company internal management.

OTHER OPERATING EXPENSES

Other operating expenses, which primarily consist of foreign exchange losses and expenses for non-core business, increased by RMB792 million, or 92.2%, to RMB1,651 million in 2007 from RMB859 million in 2006. This increase primarily reflected an increase in foreign exchange losses due to the appreciation of the RMB and an increase of policyholder dividend crediting interest.

INCOME TAX

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax expense, including current and deferred taxations, increased by RMB777 million, or 14.0%, to RMB6,331 million in 2007 from RMB5,554 million in 2006. This increase was primarily due to the increase in our profit. Our effective tax rate for 2007 was 13.9%, which decreased by 7.8% from an effective tax rate for 2006 of 21.7%. The decrease was due to a decrease in the statutory tax rate from 33% for 2007 to 25% for 2008 with effect from 1 January 2008 which resulted in a decrease in our deferred tax liability.

NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

For the reasons set forth above, net profit attributable to shareholders of the Company increased by RMB18,923 million, or 94.8%, to RMB38,879 million in 2007 from RMB19,956 million in 2006.

Individual Life Insurance Business

Net profit in the individual life insurance business increased by RMB17,539 million, or 74.1%, to RMB41,202 million in 2007 from RMB23,663 million in 2006. This increase was primarily due to the increases in investment income and business volume.

Group Life Insurance Business

Net profit in the group life insurance business increased by RMB699 million, or 80.9%, to RMB1,563 million in 2007, from RMB864 million in 2006. This increase was primarily due to an increase in investment yield.

Accident and Health Insurance Business

Net profit in the accident and health insurance business increased by RMB1,347 million, or 133.5%, to RMB2,356 million in 2007 from RMB1,009 million in 2006. The increase in profitability was primarily due to favorable adjustment of our insurance products structure and increase in investment income.

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LIQUIDITY AND CAPITAL RESOURCES

Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits, proceeds from sales and maturity of financial assets, and net investment income. The primary liquidity concerns with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Additional sources of liquidity to meet unexpected cash outflows are available from our investment portfolio. As of 31 December 2007, the amount of cash and cash equivalents was RMB25,317 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of 31 December 2007, the amount of term deposits was RMB168,594 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As of 31 December 2007, investments in debt securities had a fair value of RMB439,067 million. As of 31 December 2007, investments in equity securities had a fair value of RMB195,147 million. However, the PRC securities market is still at an early stage of development, and we are subject to market liquidity risk because the market capitalization and trading volumes of the public exchanges are much lower than those in more developed financial markets. We also are subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. From time to time some of our positions in our investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.

Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to our shareholders. Liabilities arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

Consolidated Cash Flows

The following sets forth information regarding consolidated cash flows for the periods indicated.

Net cash provided by operating activities was RMB122,854 million in 2007, an increase of RMB42,502 million from RMB80,352 million in 2006. This increase was primarily due to increased sales and the maturity of financial assets at fair value through income (held-for-trading).

Net cash used in investment activities was RMB138,514 million in 2007, a decrease of RMB2,524 million from RMB141,038 million in 2006. This decrease was primarily due to increased sales of debt securities.

Net cash provided by financing activities was RMB (8,729) million in 2007, a decrease of RMB92,042 million from RMB83,313 million in 2006. This change was primarily due to large benefit payments under long-term investment type insurance contracts and investment contracts.

Our global share offering in December 2003 provided cash proceeds of approximately RMB24,707 million (US$3,062 million). As at the end of 2007, part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, part of which were held as structured deposits. We gradually converted approximately US$300 million of the cash proceeds into Renminbi to reduce foreign exchange risks. In addition, we used approximately US$250 million of the cash proceeds for investments in H shares of China Construction Bank Corporation during its initial public offering in 2005, a portion of which was sold early 2006, and approximately US$425 million for investments in foreign-

Commission File Number 001-31914

currency dominated debts in China. We used approximately HK$1,175 million for investments in H shares of Bank of China Limited during its initial public offering in May 2006, approximately HK$2,000 million for investments in H shares of Industrial and Commercial Bank of China Limited in its initial public offering in October 2006 and approximately US$433 million for investments in Guangdong Development Bank in December 2006. During the year of 2007, we used approximately US$126 million for investments in H shares of China Molybdenum Co., Ltd, China CITIC Bank Corporation Limited, China National Materials Company Limited and China Dongxiang (Group) Co., Ltd. during their initial public offerings in 2007.

Our A share offering in December 2006 provided cash proceeds of approximately RMB27,810 million. We received such cash proceeds on 29 December 2006. As at the end of 2007, the cash proceeds from our A share offering was used to increase our capital.

2. INSURANCE SOLVENCY REQUIREMENTS

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual solvency margin of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum solvency margin it is required to meet. The following table shows the Company’s solvency ratio as of 31 December 2007:

As of 31 December 2007 (RMB million, except percentage data)
Actual solvency margin	168,357
Minimum solvency margin	32,054
Solvency ratio	525%

Insurance companies are required to calculate and report annually to the CIRC their solvency margin and twelve additional financial ratios to assist it in monitoring the financial condition of insurers. An “usual range” of results for each of the twelve ratios is used as a benchmark. The departure from the “usual range” of four or more of the ratios can lead to regulatory action being taken by the CIRC.

Our solvency margin as of 31 December 2007 was approximately 5.25 times the minimum regulatory requirement. Among the twelve financial ratios, ten financial ratios were within their normal ranges as determined by CIRC. Our actual solvency ratio was slightly higher than the normal range provided by the CIRC. The increase in our actual solvency ratio was due to a change in relevant CIRC requirements regarding calculating solvency ratio and a significant increase in our investment income. Our surrender rate was also higher than the normal range provided by the CIRC, which was primarily due to the trend towards investments in capital markets and implementation of enterprise annuity policies.

3. DIFFERENCE IN ACCOUNTING STANDARDS

(1) Net profit reconciliation from PRC GAAP to HKFRS

	For the year ended 31 December 2007 RMB million	For the year ended 31 December 2006 RMB million
Net profit attributable to shareholders of the Company under the PRC GAAP	28,116	14,384
Reconciling items:
Insurance related adjustments	10,486	8,223
– Deferred policy acquisition costs (a)	4,019	5,653
– Premiums, benefits and reserves of insurance and investment contracts (b)	6,467	2,570
Reversal of property, plant and equipment revaluation surplus and its related depreciation (c)	112	93
Deferred tax effects thereof	165	(2,744)

Net profit attributable to shareholders of the Company under HKFRS	38,879	19,956

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(2)	Shareholders’ equity reconciliation from PRC GAAP to HKFRS

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Shareholders’ equity attributable to shareholders of the Company under the PRC GAAP	170,213	115,557
Reconciling items:
Insurance related adjustments	48,393	37,438
– Deferred policy acquisition costs (a)	40,852	39,230
– Premiums, benefits and reserves of insurance and investment contracts (b)	7,541	(1,792)
Reversal of property, plant and equipment revaluation surplus and its related depreciation (c)	(1,344)	(1,456)
Deferred tax effects thereof	(11,762)	(11,874)
Shareholders’ equity attributable to shareholders of the Company under HKFRS	205,500	139,665

Notes:

(a)	Deferred policy acquisition costs (DAC)

Under the PRC GAAP, commission, brokerage and operating expenses are recorded in the income statement when incurred. The actuarial reserving method employed under the PRC GAAP makes an implicit allowance for first year expenses in excess of policy loadings. Under HKFRS, the costs of acquiring new and renewal business which vary with and are primarily related to the production of new and renewal business, are deferred. DAC for long-term traditional insurance contracts are amortised over the premium paying period as a constant percentage of expected premiums. DAC for long-term investment type insurance contracts and investment contracts are amortised over the expected life of the contracts as a constant percentage of the present value of estimated gross profits expected to be realised over the life of the contracts.

(b)	Premiums, benefits and reserves of insurane and investment contracts

Under the PRC GAAP, the long-term products comprise life insurance and long-term health insurance, whose premiums received and benefits paid are recognised in current period’s income statement. Under HKFRS, the long-term products are classified into four categories: long-term traditional insurance contracts, long-term investment type insurance contracts, investment contracts with DPF and investment contracts without DPF. For the last three categories, premiums and interests earned are accounted as deposits to the related policy accounts while benefits as well as policy fees, mortality and surrender charges are accounted as withdrawals from the related policy accounts. The reconciling item also includes an amount resulting from differences in actuarial reserving methodologies. Under the PRC GAAP, unearned premium reserve is provided for the future insurance obligations from insurance business with policy terms of no more than one year. In accordance with HKFRS 4 – Insurance Contract, premiums from short-duration contracts ordinarily shall be recognised as revenue over the period of the contract in proportion to the amount of insurance protection provided.

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(c)	Reversal of property, plant and equipment revaluation surplus and its related depreciation

Under the PRC GAAP, the Group recognised capital surplus arising from assets revaluation (mainly property, plant and equipment). Under Hong Kong Accounting Standard 16 – Property, Plant and Equipment, the Company has chosen the cost model as its accounting policy and does not recognise any revaluation relating to property, plant and equipment. The revaluation surplus and its related depreciation under the PRC GAAP are reversed under HKFRS.

4. RISK FACTORS WHICH MAY IMPACT ON THE STRATEGIC DEVELOPMENT AND BUSINESS OBJECTIVES OF THE COMPANY

(1) Macro economic policy risk

The business development of the Company is affected to a great extent by macro economic factors such as government policy, economic growth, changes in demographic structure, consumer spending and demand and reform of social security system. In recent years, China’s economy has been persistently growing at high rate, per capita disposable income has been constantly increasing and conditions for insurance funds application have been improving. These factors foster the rapid development of the insurance sector in China, particularly life insurance. The government’s continuous promotion of reform programmes on market economy in China and the government’s measures of encouraging economic development and optimizing assets allocation have been beneficial to the overall healthy development of China’s economy. However, we may not necessarily benefit from all these measures. The operating results and financial situation of the Company may suffer from changes in the government’s monetary policy, taxation policy, policy related to the capital market etc. In addition, periodic fluctuations in economic growth may affect social economic development and China’s economic growth rate. If the rate of economic development slows down in the future, the steady implementation of our business plans may be affected and our business results, investment gains and profitability may be adversely affected.

(2) Investment risk

If there is a downturn in China’s economy, the investment income of the Company may be adversely affected. If the issuers of the debt securities we hold fail to pay or otherwise default on their obligations, we may face the risk of loss of our investment. The domestic securities market may experience substantial price fluctuations due to cyclical factors, austerity measures, system reform and other factors, which may adversely affect our investment income. The Company may invest some of the insurance funds in new investment channels. There is uncertainty with these new investment channels, which may have a negative impact upon our investment income. Some of our assets are held in foreign currencies. The value of our foreign currency denominated assets may be adversely affected by exchange rate movements.

(3) Competition risk

With the presence of an ever-increasing number of insurance companies in China, more integrated operations, accelerated pace of globalization as well as the penetration of the insurance business by financial institutions and increasing innovation in financial products, the Company faces a more complicated competitive environment. Competition in the Chinese insurance industry has been extended to include domestic and foreign invested life insurance companies, property and casualty insurers and other financial institutions providing competitive products.

The Company has always been in a leading position amid keen competition in the market. In 2007, our market share (under PRC GAAP) was 39.7%. We have been adopting active development strategies and competitive measures to solidify our market position. However, with the increasingly keen market competition, our business growth and market position may face increasing competition pressure.

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5. DEVELOPMENT DIRECTION AND BUSINESS STRATEGIES OF THE COMPANY

In 2008, we will place our business on a new starting point, focusing on the three areas of development, reform and control. Regarding business development, we will continue to place emphasis on developing traditional and participating products, and developing derivatives products such as investment-linked products and universal products with appropriate efforts. We will continue to focus on the sales of traditional and participating products and long-term regular premium products to optimize our business structure and maintain a steady growth of our business, the exclusive agents force as the core distribution channel while exploring the group insurance channel and bancassurance channel, and a combination of overall development strategy and local market competitiveness tactics. solidify our leading market position, optimize our business structure and devote great efforts to foster interactive business development. At the same time, we will also make good use of the competitive advantages of our strong asset backing to create positive interaction between business development and investment through application of funds and capital market operation.

If there are no material changes in China’s macro-economy and no material changes in the insurance industry policies, we shall strive to acheive our main business development objective of being the market leader. Adjusting our business strategies in a timely manner according to external market developments, we shall endeavor to maintain that the growth rate of gross written premiums (under PRC GAAP) shall not be lower than last year. We will strive to achieve faster growth and strengthen our leading position in the market.

6. FUNDING REQUIREMENT THAT MAY BE NECESSARY FOR OUR FUTURE DEVELOPMENT AND APPLICATION OR FUNDS

We expect that the operating environment in 2008 will continue to be positive. Our own funds will suffice to meet our insurance business expenditures and the needs for new investment projects in general. In order to facilitate the implementation of our future development strategies, we will make the necessary funding arrangements after taking into consideration of the market situation.

7. TRANSFER OF EQUITY INTEREST OF CHINA LIFE-CMG LIFE ASSURANCE COMPANY LTD.

China Life-CMG Life Assurance Company Ltd., a subsidiary of China Life Insurance (Group) Company (“CLIC”), is a sino-foreign joint venture established on 4 July 2000 and owned as to 51% by CLIC and as to 49% by CMG Group of Australia. The scope of operations of China Life-CMG Life Assurance Company Ltd. is to conduct the following businesses (excluding statutory insurance business) within the administrative district of Shanghai municipality and in the provinces, autonomous regions and municipalities directly under the Central Government where it has established branches: (1) insurance business such as life insurance, health insurance and accident and casualty insurance; (2) re-insurance of the above insurance businesses. CLIC has agreed that it will, within 3 years of the listing of the Company on The Stock Exchange of Hong Kong Limited, dispose all of its interests in this joint venture to any third party or otherwise eliminate any competition between China Life-CMG Life Assurance Company Ltd. and the Company. The Company received written notice from CLIC that as of the end of the reporting period, CLIC was working towards the transfer of its interest in China Life-CMG Life Assurance Company Ltd. The Company will make timely disclosure according to the relevant listing rule requirements of the place where the Company is listed.

EMBEDDED VALUE

BACKGROUND

China Life prepares financial statements to public investors in accordance with the Hong Kong Financial Reporting Standards (“HKFRS”). An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year.

China Life believes that reporting the Company’s embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under HKFRS or any other accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

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It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, embedded value calculation involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial effect of the Policy Management Agreement between China Life Insurance (Group) Company (“CLIC”) and China Life, the Non-competition Agreement between CLIC and China Life, the Trademark License Agreement between CLIC and China Life and the Property Leasing Agreement between CLIC and China Life, nor the future financial impact of transactions of China Life with China Life Insurance Asset Management Company, China Life Pension Company, and China Life Property and Casualty Insurance Company.

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF ONE YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of capital supporting a company’s desired solvency margin.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less policy reserves and other liabilities, all measured on a PRC statutory basis; and

•

Net-of-tax adjustments for relevant differences between the market value of assets and the value determined on a PRC statutory basis, together with relevant net-of-tax adjustments to other liabilities.

According to the PRC accounting basis, some investment assets are not measured on market value. As the embedded value is based on market value, it is necessary to make adjustments to the value of net assets under the PRC accounting basis.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future after-tax distributable profits for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date. Distributable profits arise after allowance for PRC statutory policy reserves and solvency margins at the required regulatory minimum level.

The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk and the economic cost of capital through the use of a risk-adjusted discount rate.

ASSUMPTIONS

Economic assumptions:

The calculations are based upon assumed corporate tax rate of 33% in 2007 and 25% thereafter. The investment returns are assumed to be 5.5 % level throughout the projection period. An average of 25% in 2007, grading to 14 % in 2017 (remaining level thereafter) of the investment returns is assumed to be exempt from income tax. These returns and tax exempt assumptions are based on the Company’s long term strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11.5%.

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Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

PREPARATION

The embedded value and the value of one year’s sales were prepared by China Life in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by China Insurance Regulatory Commission. The Tillinghast insurance consulting business of Towers Perrin (“Tillinghast”), an international firm of consulting actuaries performed a review of China Life’s embedded value. The review statement from Tillinghast is contained in the “Embedded Value Review Statement” section.

SUMMARY OF RESULTS

The embedded value as at 31 December 2007, the value of one year’s sales for the 12 months to 31 December 2007 and their corresponding numbers in 2006 are shown below.

Table 1

Components of Embedded Value and Value of One Year’s Sales (RMB million)

ITEM		2007	2006
A	Adjusted Net Worth	168,175	117,700
B	Value of In-Force Business before Cost of Solvency Margin	100,659	78,296
C	Cost of Solvency Margin	(16,266)	(14,006)
D	Value of In-Force Business after Cost of Solvency Margin (B+C)	84,393	64,290
E	Embedded Value (A + D)	252,568	181,989

F	Value of One Year’s Sales before Cost of Solvency Margin	14,578	12,971
G	Cost of Solvency Margin	(2,531)	(2,489)
H	Value of One Year’s Sales after Cost of Solvency Margin (F+G)	12,047	10,481

Note: Numbers may not be additive due to rounding.

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the reporting period.

Table 2

Analysis of Embedded Value Movement in 2007 (RMB million)

ITEM		RMB MILLION
A	Embedded Value at Start of Year	181,989
B	Expected Return on Embedded Value	12,736
C	Value of New Business in the Period	12,047
D	Operating Experience Variance	1,075
E	Investment Experience Variance	51,923
F	Methodology, Model and Assumption Changes	3,269
G	Market Value Adjustment	(4,181)
H	Exchange Gains or Losses	(1,032)
I	Shareholder Dividend Distribution	(3,957)
J	Other	(1,301)
K	Embedded Value as at 31 December 2007 (sum A through J)	252,568

Commission File Number 001-31914

Notes: 1)	Numbers may not be additive due to rounding.
2)	Items B through J are explained below:
B	Reflects 11.5% of the opening value of in-force business and value of new business sales in 2007 plus the expected return on investments supporting the 2007 opening net worth.
C	Value of new business sales in 2007.
D	Reflects the difference between actual 2007 experience (including lapse, mortality, morbidity, and expense etc.) and the assumptions.
E	Compares actual with expected investment returns during 2007.
F	Reflects the effect of projection method enhancements, model and assumption revisions.
G	Change in the market value adjustment from the beginning of year 2007 to the end of the year 2007.
H	Reflect the gains or losses due to change in exchange rate.
I	Reflects dividends distributed to shareholders during 2007.
J	Other miscellaneous items.

SENSITIVITY TESTING

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.

Table 3

Sensitivity Results (RMB million)

	VALUE OF IN-FORCE BUSINESS AFTER COST OF SOLVENCY MARGIN	VALUE OF ONE YEAR’S SALES AFTER COST OF SOLVENCY MARGIN
Base case scenario	84,393	12,047
Risk discount rate of 12.5%	76,252	10,706
Risk discount rate of 10.5%	93,750	13,606
10% increase in investment return	99,478	14,186
10% decrease in investment return	69,314	9,884
10% increase in expenses	83,254	11,214
10% decrease in expenses	85,532	12,815
10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	83,362	11,909
10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	85,437	12,185
10% increase in lapse rates	82,863	11,776
10% decrease in lapse rates	86,010	12,335
10% increase in morbidity rates	83,238	11,895
10% decrease in morbidity rates	85,557	12,200
Solvency margin at 150% of statutory minimum	77,373	10,712
10% increase in claim ratio of short term business	84,208	11,674
10% decrease in claim ratio of short term business	84,578	12,420

Commission File Number 001-31914

EMBEDDED VALUE REVIEW STATEMENT

To:

The Directors

China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has engaged the Tillinghast insurance consulting business of Towers Perrin (“Tillinghast”) to review China Life’s embedded value as at 31 December 2007 and the value of one year’s sales in respect of business written in the 12 months to 31 December 2007.

Tillinghast’s scope of work covered:

•	a review of the methodology used to develop the embedded value and value of one year’s sales;

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales;

•

a review of the results of the embedded value and value of one year’s sales, the results of the analysis of movement of embedded value, and the sensitivity results of the value of in force business and value of one year’s sales.

•	Based on this review, Tillinghast has concluded that, in preparing the embedded value and value of one year’s sales as at 31 December 2007:

•	the embedded value methodology used by China Life is consistent with the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by China Insurance Regulatory Commission;

•

the economic assumptions used by China Life have made allowance for the company’s current and future asset mix and investment strategy, and consistent with available market information and market environment;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;

•	the results of China Life’s calculations have been determined in a manner consistent with the methodology and assumptions described above.

Tillinghast’s opinion has relied on the general accuracy of audited and unaudited data and information provided by China Life.

Tillinghast insurance consulting business of Towers Perrin

Adrian Liu, FIAA	Lawrence Lee, FSA
Title: Senior Consultant	Title: Consultant

21 March 2008

From left to right:

Mr. Chau Tak Hey,

Mr. Shi Guoqing,

Mr. Ma Yongwei,

Mr. Long Yongtu,

Mr. Yang Chao,

Mr. Sun Shuyi,

Mr. Wan Feng,

Ms. Zhuang Zuojin,

Mr. Cai Rang,

Mr. Ngai Wai Fung

REPORT OF THE BOARD OF DIRECTORS

1. PRINCIPAL BUSINESS

The Company is the largest life insurance company in China, which possesses the most extensive distribution network in China comprising exclusive agents, direct sales representatives, as well as dedicated and non-dedicated agencies. The Company provides products and services such as individual and group life insurance, accident and health insurance. The Company is one of the largest institutional investors in China, and has become China’s largest insurance asset management company through its controlling shareholding in AMC.

Commission File Number 001-31914

Analysis of the Group’s operations by business segments during the year is set out in note 5 to the consolidated financial statements.

2. RESULTS AND ALLOCATION

The results of the Group for the year are set out in the Group’s consolidated income statement on page 89.

3. DIVIDEND

The Board of Directors proposed a final cash dividend of RMB0.42 per share for the year ended 31 December 2007 to shareholders of the Company. This proposal is subject to consideration and approval at the annual general meeting to be held on Wednesday, 28 May 2008.

4. RESERVES

Details of the reserves of the Company are set out in note 32 to the consolidated financial statements.

5. CHARITABLE DONATIONS

The total amount of charitable donations of the Company for the year were approximately RMB17.7 million.

6. PROPERTY, PLANT AND EQUIPMENT

Details of the movement in property, plant and equipment of the Company are set out in note 6 to the consolidated financial statements.

7. SHARE CAPITAL

Details of movement in share capital of the Company are set out in note 31 to the consolidated financial statements.

8. BANK BORROWINGS

As at 31 December 2007, the Company did not have any bank borrowings.

9. PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SHARES

In December 2006, the Company completed its initial public offering of 1,500 million A Shares. On 9 January 2007, the A Shares commenced trading on the Shanghai Stock Exchange.

Apart from the foregoing, during the reporting period, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s securities.

10. STOCK APPRECIATION RIGHTS

On 5 January 2006, the Board of Directors of the Company approved in principle the proposal for the award of the second batch of stock appreciation rights. The stock appreciation rights were awarded at a price equal to the average closing price of the Company’s shares on the Hong Kong Stock Exchange for the 5 trading days preceding 1 January 2006. According to the proposal for the award of the second batch of stock appreciation rights approved by the Board of Directors, the Company resolved in August 2006 to award the stock appreciation rights to the following personnel: eligible personnel under the first batch of stock appreciation rights, departmental deputy general managers in the head office, assistants to departmental general managers, senior managers and certain eligible managers, and deputy general managers (including senior management at certain grades) at provincial branches (including branches at cities under separate planning), assistants to general managers, officers-in-charge of second tier provincial city branches, officers-in-charge of some city branches with outstanding performance and some prominent individual agents etc. A total of approximately 53 million shares were awarded under this batch of stock appreciation rights, representing an equivalent of approximately 0.2% of the then issued share capital. On 29 December 2006, the fifth meeting of the second session of the Board of Directors passed in principle the proposal for the award of stock appreciation rights for 2007. Such stock appreciation rights would be awarded at a price equal to the average closing price of the Company’s shares on the Hong Kong Stock Exchange for the 5 trading days preceding 1 January 2007. At the seventh meeting of the second session of the Board of Directors on 12 June 2007, the board considered and passed in principle the proposal for the award of the third batch of stock appreciation rights. Apart from the eligible personnel in head office and provincial branches (including branches at cities directly under State and planning) who were newly recruited during the period from 30 June 2006 to

Commission File Number 001-31914

1 January 2007, the range of personnel to be awarded also includes all of the general managers of prefecture-level city branches (other than the personnel who were awarded with stock appreciation rights), deputy general managers (personnel in certain senior management ranking), managers and deputy managers of county sub-branches with outstanding performance in 2006, prominent exclusive agents and working model personnel. The total number of the above personnel is approximately 2,600 with approximately 51 million shares awarded representing approximately 0.19% of the issued share capital. As at 31 December 2007, this batch of stock appreciation rights had not been granted.

The current stock appreciation rights scheme is based on the share price of the H Shares of the Company, and mainly serves as an incentive scheme for senior management staff and key personnel. The award of the stock appreciation rights did not involve any issue of new shares and did not have any dilution impact on shareholders of the Company.

11. BIOGRAPHICAL DETAILS OF DIRECTORS, SUPERVISORS AND MEMBERS OF THE SENIOR MANAGEMENT

Brief descriptions of the Directors, Supervisors and members of the senior management of the Company are set out in this annual report from pages 67 to 77.

12. DIRECTORS’ SERVICE CONTRACTS

The Company entered into “Service Contracts for Independent Non-executive Directors” with Mr. Long Yongtu, Mr. Chau Tak Hay, Mr. Sun Shuyi and Mr. Cai Rang in 2003 and 2004, respectively. Following the re-election of the Board of Directors, at the fourth meeting of the second session of the Board of Directors convened in Beijing on 10 November 2006, the Company entered into service contracts with each of the Directors of the Company (the service contract with Mr. Ngai Wai Fung, an independent non-executive Director, was entered into on 29 December 2006). The term of the appointment of each Director was three years, commencing from the date when the shareholders of the Company elected them as members of the second session of the Board of Directors until the expiration of the term of the second session of the Board of Directors or the early termination thereof for other reasons. According to “The Rules and Procedures for the meeting of the Board of Directors”, Directors serve for a term of three years and may be re-elected. However, independent directors may not be re-elected for more than six years. These contracts are determinable by the Company within one year without payment of compensation (other than statutory compensation).

13. DIRECTORS’ AND SUPERVISORS’ INTERESTS IN MATERIAL CONTRACTS

None of the Directors or Supervisors is or was materially interested, directly or indirectly, in any contracts of significance entered into by the Company or its controlling shareholders or any of their respective subsidiaries at any time during the reporting period.

14. DIRECTORS’ AND SUPERVISORS’ RIGHTS TO ACQUIRE SHARES

At no time during the reporting period had the Company authorised its Directors, Supervisors or their respective spouses or children under the age of 18 to benefit by means of the acquisition of shares or debentures of the Company or any of its other associated corporations, and no such rights for the acquisition of shares or debentures were exercised by them.

15. DISCLOSURE OF DIRECTORS’ AND SUPERVISORS’ INTERESTS IN SHARES

As at 31 December, 2007, save as disclosed below, none of the Directors, Supervisors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”)) that were recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

Commission File Number 001-31914

Name of company	Name of director	Capacity	Nature of interests	Type of Shares	Number of Shares held		Percentage of the respective type of Shares	Percentage of the total number of Shares in issue
China Life Insurance Company Limited	Ngai Wai Fung	Beneficial owner	Personal	H Shares	2,000	(L)	0.000026877	0.000007076

The letter “L” denotes a long position.

16. PRE-EMPTIVE RIGHTS AND ARRANGEMENTS ON OPTIONS OF SHARES

According to the Articles of Association of the Company (“Articles”) and the relevant PRC laws, there is no provision for any pre-emptive rights of the shareholders of the Company. At present, the Company does not have any arrangement on options of shares.

17. INTEREST OF SUBSTANTIAL SHAREHOLDERS OF THE COMPANY

(1) Shareholders’ Information

As at 31 December 2007, the number of our H Shareholders is 36,177, and the number of our A Shareholders is 212,276. The top ten Shareholders of the Company are as follows:

Name of Shareholder	Type of Shares	Number of Shares held as at 31 December 2007	Percentage of the total number of Shares in issue (%)
China Life Insurance (Group) Company	A Shares	19,323,530,000	68.37

HKSCC Nominees Limited	H Shares	6,881,723,153	24.35

Richbo Investment Limited	H Shares	428,358,620	1.52

Bao Steel Corporation Limited	A Shares	50,000,000	0.18

State Development and Investment Co., Ltd.	A Shares	50,000,000	0.18

China National Investment & Guaranty Co., Ltd.	A Shares	40,000,000	0.14

China National Offshore Oil Coproation	A Shares	40,000,000	0.14

Minmetals Investment & Development Co. Ltd.	A Shares	40,000,000	0.14

COFCO Limited	A Shares	40,000,000	0.14

China Guang Dong Nuclear Power Group	A Shares	40,000,000	0.14

(2)	So far as is known to any directors and chief executive of the Company, as at 31 December, 2007, the following persons (other than the directors, supervisors and chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange:

Commission File Number 001-31914

Name of Substantial Shareholder	Capacity	Type of Shares	Number of Shares held		Percentage of the respective type of Shares	Percentage of the total number of Shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.8	68.37
Lee Shau Kee (1)	Founder of discretionary trusts & interest of controlled corporations	H Shares	428,358,620	(L)	5.76	1.52
Leeworld (Cayman) Limited (1)	Trustee	H Shares	428,358,620	(L)	5.76	1.52
Leesons (Cayman) Limited (1)	Trustee	H Shares	428,358,620	(L)	5.76	1.52
Lee Financial (Cayman) Limited (1)	Interest of controlled corporations	H Shares	428,358,620	(L)	5.76	1.52
Shau Kee Financial Enterprises Limited (1)	Interest of controlled corporations	H Shares	428,358,620	(L)	5.76	1.52
Richbo Investment Limited (1)	Beneficial owner	H Shares	428,358,620	(L)	5.76	1.52
Deutsche Bank Aktiengesellschaft (2)	Beneficial owner, investment manager and person having a security interest in shares	H Shares	823,329,255 656,878,554	(L) (S)	11.06 8.83	2.91 2.32
HSBC Holdings plc (3)	Interest of corporation controlled by HSBC Holdings plc	H Shares	395,996,237 318,535,605	(L) (S)	5.32 4.28	1.40 1.13
JPMorgan Chase & Co. (4)	Beneficial owner, investment manager and custodian corporation/ approved lending agent	H Shares	558,219,608 159,962,796 120,660,766	(L) (S) (P)	7.50 2.15 1.62	1.97 0.57 0.43
KBC Group N.V. (5)	Interest of corporation controlled by KBC Group N.V.	H Shares	425,923,855 873,593,764	(L) (S)	5.72 11.74	1.51 3.09
UBS AG (6)	Beneficial owner, person having a security interest in shares and interest of corporation controlled by UBS AG	H Shares	464,065,859 180,639,179	(L) (S)	6.24 2.43	1.64 0.64

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

Note:	Information hereby disclosed is based on the information available on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).
Note (1):	These references to 428,358,620 H Shares relate to the same block of shares in the Company.

These 428,358,620 H shares were held by Richbo Investment Limited (“Richbo”), an indirect wholly-owned subsidiary of Shau Kee Financial Enterprises Limited (“Shau Kee Financial”). Lee Financial (Cayman) Limited (“Lee Financial”) as trustee of a unit trust (the “Unit Trust”) owned all the issued shares of Shau Kee Financial. Leeworld (Cayman) Limited (“Leeworld”) and Leesons (Cayman) Limited (“Leesons”), as trustees of respective discretionary trusts, held units in the Unit Trust. Mr. Lee Shau Kee owned the entire issued share capital of Lee Financial, Leeworld and Leesons. Accordingly, Mr. Lee Shau Kee, Lee Financial, Leeworld, Leesons, Shau Kee Financial and Richbo were taken to have an interest in these 428,358,620 H shares.

Note (2):	Deutsche Bank Aktiengesellschaft was interested in a total of 823,329,255 H shares in accordance with the provisions of Part XV, SFO. Of these shares, Deutsche Asset Management (Asia) Limited, Deutsche Asset Management International GmbH, Deutsche Asset Management Investmentgesellschaft mbH, Deutsche Vermogensbildungsgesellschaft mit beschrankter Haftung, DWS Investment S.A. Luxemburg, Deutsche Bank AG Frankfurt, Deutsche Bank (Suisse) S.A., Deutsche Bank AG Singapore Branch, Deutsche Investment Management Americas Inc. and Deutsche Bank AG London Branch were interested in 12,360,000 H shares, 485,000 H shares, 479,490 H shares, 3,000,000 H shares, 470,000 H shares, 12,830,000 H shares, 18,000 H shares, 118,000 H shares, 350,000 H shares, 2,782,500 H shares and 610,500 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of Deutsche Bank Aktiengesellschaft.

Commission File Number 001-31914

Deutsche Bank Aktiengesellschaft held by way of attribution a “short position” as defined under Part XV, SFO in 656,878,554 H shares (8.83%).

Note (3):	HSBC Holdings plc was interested in a total of 395,996,237 H shares in accordance with the provisions of Part XV, SFO. Of these shares, HSBC Financial Products (France), The Hongkong and Shanghai Banking Corporation Limited, Hang Seng Bank Trustee International Limited and Hang Seng Bank (Trustee) Limited were interested in 107,110,582 H shares, 279,826,199 H shares, 9,015,456 H shares and 44,000 H shares respectively. All of these entities are controlled subsidiaries of HSBC Holdings plc.

HSBC Holdings plc held by way of attribution a “short position” as defined under Part XV, SFO in 318,535,605 H shares (4.28%).

Note (4):	JPMorgan Chase & Co. was interested in a total of 558,219,608 H shares in accordance with the provisions of Part XV, SFO. Of these shares, JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc., JPMorgan Asset Management (UK) Limited, JF Asset Management (Singapore) Limited – Co Reg #:197601586K, JF Asset Management Limited, JF International Management Inc., J.P. Morgan Securities Ltd., J.P. Morgan Whitefriars Inc., JPMorgan Asset Management (Japan) Limited, J.P. Morgan International Derivatives Ltd. and China International Fund Management Ltd were interested in 121,287,766 H shares, 5,934,612 H shares, 7,244,409 H shares, 25,046,000 H shares, 208,122,000 H shares, 2,325,000 H shares, 3,647,146 H shares, 150,041,675 H shares, 6,156,000 H shares, 7,075,000 H shares and 21,340,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 558,219,608 H shares are 120,660,766 H shares (1.62%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests – Securities Borrowing and Lending) Rules.

In addition, JPMorgan Chase & Co. held by way of attribution a “short position” as defined under Part XV, SFO in 159,962,796 H shares (2.15%).

Note (5):	KBC Group N.V. was interested in a total of 425,923,855 H shares in long position and 873,593,764 H shares in short position in accordance with the provisions of Part XV, SFO. These H shares interests were held by KBC Investments Hong Kong, a wholly-owned subsidiary of KBC Bank N.V. KBC Group N.V. is the indirect controlling shareholder of KBC Bank N.V.
Note (6):	UBS AG was interested in a total of 464,065,859 H shares in accordance with the provisions of Part XV, SFO. Of these shares, UBS Global Asset Management (UK) Limited, UBS Fund Services (Luxembourg) SA, UBS Global Asset Management (Americas) Inc., UBS Global Asset Management (Australia) Inc., UBS Global Asset Management (Canada) Inc., UBS Global Asset Management (Hong Kong) Ltd, UBS Global Asset Management (Japan) Ltd, UBS Global Asset Management (Singapore) Ltd, UBS Securities LLC and UBS Bank (Canada) were interested in 3,758,000 H shares, 2,097,000 H shares, 425,714 H shares, 57,518 H shares, 315,000 H shares, 8,471,500 H shares, 1,710,000 H shares, 12,369,000 H shares, 7,415,435 H shares and 88 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of UBS AG.

In addition, UBS AG held by way of attribution a “short position” as defined under Part XV, SFO in 180,639,179 H shares (2.43%).

Save as disclosed above, the Directors, Supervisors and chief executives of the Company are not aware that there is any party who, as at 31 December, 2007, had an interest or short positions in the shares and underlying shares of the Company which are recorded in the register required to be kept under Section 336 of the SFO.

18. INFORMATION OF TAX DEDUCTION

Items for tax deduction while calculating the 2007 enterprise income tax of the Company are as follows:

Gross wages before tax:	RMB3,656 million
Interest income received from government bonds	RMB6,053 million
Dividend income from funds:	RMB14,042 million

Commission File Number 001-31914

19. MANAGEMENT CONTRACTS

No management or administration contracts for the whole or substantial part of any business of the Company were entered into during the reporting period.

20. CONNECTED TRANSACTIONS

Details of the connected transactions of the Company are set out in the section “Connected Transactions” and note 30 to the consolidated financial statements.

21. GUARANTEES

During the reporting period, the Company did not provide any guarantee.

22. REMUNERATION OF THE DIRECTORS, SUPERVISORS AND MEMBERS OF THE SENIOR MANAGEMENT

Details of the remuneration of the Directors, Supervisors and members of the senior management for the year ended 31 December 2007 are set out in note 36 to the consolidated financial statements.

23. BOARD COMMITTEES

The Company has established the Audit Committee, Nomination and Remuneration Committee, Risk Management Committee and Strategy Committee.

The Audit Committee is responsible for the review and supervision of the Company’s financial reporting procedures and internal control system. The Audit Committee currently comprises Mr. Sun Shuyi, Mr. Chau Tak Hay, Mr. Cai Rang and Mr. Ngai Wai Fung. Mr. Sun Shuyi, an independent non-executive Director, is the chairman of the committee.

The Nomination and Remuneration Committee is mainly responsible for reviewing the structure of the Board of Directors, drawing up plans for the appointment and succession of directors and senior management and formulating training and remuneration policies for senior management of the Company. The Nomination and Remuneration Committee comprises Mr. Cai Rang, Mr. Sun Shuyi and Mr. Shi Guoqing. Mr. Cai Rang, an independent non-executive Director, is the chairman of the committee.

The Risk Management Committee is mainly responsible for assisting the management to manage internal and external risks. The Risk Management Committee currently comprises Mr. Ma Yongwei, Mr. Wan Feng and Ms. Zhuang Zuojin. Mr. Ma Yongwei, an independent non-executive Director, is the chairman of the committee.

The Strategy Committee is mainly responsible for the formulation of the overall development plan and decision-making procedures of investment. The Strategy Committee comprises Mr. Long Yongtu, Mr. Wan Feng and Mr. Shi Guoqing. Mr. Long Yongtu, an independent non-executive Director, is the chairman of the committee.

24. MAJOR LITIGATION

Class Action Litigation

The Company and certain of its past directors (the “defendants”) have been named in nine putative class action lawsuits filed in the United States District Court for the Southern District of New York between 16 March 2004 and 14 May 2004. The lawsuits have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, NO.04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on 19 January 2005, which names the Company, Wang Xianzhang (past director), Miao Fuchun (past director) and Wu Yan (past director) as defendants. The consolidated amended compliant alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Company has engaged U.S. counsel to contest vigorously on the lawsuits. The defendants jointly moved to dismiss the consolidated amended complaint on 21 March 2005. Plaintiffs then further amended their complaint. Defendants moved to dismiss the second amended complaint on 18 November 2005. That motion has been fully briefed and is pending before the court.

Commission File Number 001-31914

25. MAJOR CUSTOMERS

During the reporting period, the premium income and policy fee of the Company’s five largest customers accounted for less than 30% of the Company’s total premium income and policy fees for the year. None of the Directors of the Company or any of their associates or any shareholders (which to the best knowledge of the Directors, with more than 5% of the Company’s issued share capital) had any beneficial interest in the Company’s five largest customers.

26. SUFFICIENCY OF PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors, as at the latest practicable date prior to the printing of this annual report, being 25 March 2008, not less than 25% of the issued share capital of the Company (being the minimum public float applicable to the shares of the Company) was held in public hands.

27. COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

Save as disclosed in the Report of Corporate Governance, the Directors of the Company are not aware of any information that would reasonably indicate that the Company did not meet the applicable code provisions under the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules during the reporting period. Details are set out in the “Report of Corporate Governance” from pages 50 to 66 of this annual report.

28. AUDITORS

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. were the international and PRC auditors to the Company respectively for the year ended 31 December 2007. A resolution for the re-appointment of PricewaterhouseCoopers as the international auditors and PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. as the PRC auditors to the Company will be proposed at the forthcoming Annual General Meeting to be held on 28 May 2008.

By Order of the Board of Directors
Yang Chao
Chairman

Beijing, China

25 March 2008

From left to right:

Ms. Yang Hong, Mr. Tian Hui,

Ms. Xia Zhihua, Mr. Wu Weimin

REPORT OF THE SUPERVISORY COMMITTEE

During the year of 2007, all members of the Supervisory Committee have, in strict accordance with the provisions of the Company Law of the PRC and the Articles of Association, duly performed their supervisory duties and effectively protected the interests of the shareholders and the Company. In doing so, they have been guided by their responsibility towards the shareholders and strict principles of integrity.

(1) MEETINGS CONVENED BY THE SUPERVISORY COMMITTEE

1.

On 17 April 2007, the fifth meeting of the second session of the Supervisory Committee was held at Ocean Spring Resort. Five supervisors or proxies attended the meeting, complying with the requirements of the Company Law of the PRC and the Articles of Association. During the meeting, the Supervisory Committee reviewed and approved the 2006 H-share Annual Report, the 2006 A-share Annual Report and its summary, the 2006 H-share Report of the Supervisory Committee, the 2006 A-share Report of the Supervisory Committee, the Report on the Profit Distribution and Cash Dividend Policy for 2006, the Resolution on Financial Report and Internal Control Report for 2006, the Report on Self-evaluation of the Company’s Internal Control System for 2006, the Resolution on the Adoption of New Accounting Standards by China Life Insurance Company Limited, the Resolution on the Adoption of New Accounting Principles, Accounting Standards and

Commission File Number 001-31914

Accounting Estimation Changes, the Resolution on Amending 2007 Financial Budget Report, the Highlight on the Work of the Company’s Supervisory Committee for 2007 and the Standards for Governing the Investigation and Examination by the Supervisory Committee (the standards have been adopted since 17 April 2007).

2.	On 27 August 2007, the sixth meeting of the second session of the Supervisory Committee was held at the Conference Room on the 29/F of the Company. Five supervisors or proxies attended the meeting, complying with the requirements of the Company Law of the PRC and the Articles of Association. During the meeting, the Supervisory Committee reviewed and approved the 2007 A-share Interim Report, the 2007 H-share Interim Report, the Resolution on Purchasing Part of the Assets of China Life Insurance (Group) Company, the Rules for Implementing the Measures on Resolution Management by the Supervisory Committee (interim) (the measures have been enforced since 27 August 2007) and the Minutes of the Seminar on A-share Regulation held by the Supervisory Committee.

3.	On 27 November 2007, the seventh meeting of the second session of the Supervisory Committee was held at Nanjing Dongjiao State Guest House, Jiangsu. Five supervisors or proxies attended the meeting, complying with the requirements of the Company Law of the PRC and the Articles of Association. During the meeting, the Supervisory Committee reviewed and approved the Resolution on the 2008 Financial Budget, the Resolution on the Compliance Management Measures of China Life Insurance Company Limited. It also reviewed and approved the 2007 Comprehensive Report on Investigation and Examination by the Supervisory Committee, and decided to submit this report to the Board of Directors and the management of the Company. It also discussed the Standards for Governing the Supervision by the Supervisory Committee (draft).

(2) ACTIVITIES OF THE SUPERVISORY COMMITTEE

1.	It formulated the Highlight on the Work of the Company’s Supervisory Committee for 2007. In the beginning of 2007, in accordance with the duty requirement of the Supervisory Committee and for the purpose of promoting corporate governance, the Supervisory Committee formulated the Highlight on the Work of the Company’s Supervisory Committee for 2007 after discussion and revision by all supervisors. It laid down a good foundation for commencing the monitoring work and performing supervisory duties by the Supervisory Committee, representing new progress for standardization of duties performed by the Supervisory Committee in 2007.

2.	It formulated and improved the regulations and measures of the Supervisory Committee. In order to form a legal and regulatory basis and adhere to the principle of following systems and procedures, the Supervisory Committee formulated 3 policy systems, namely the Standards for Governing the Investigation and Examination by the Supervisory Committee, the Rules for Implementing the Measures on Resolution Management by the Supervisory Committee and the Standards for Governing the Supervision by the Supervisory Committee in accordance with the requirement for self-regulation. The first two systems have been enforced from the date of review and approval by the Supervisory Committee. The third system has been submitted to the Supervisory Committee for discussion, and will be submitted to the Supervisory Committee for review and approval after completion of amendments and improvements.

3.	It held a seminar on supervisory duties of the Supervisory Committee. 2007 was the first year that the Company was listed on the A-share stock market. To expedite and deepen the understanding of all supervisors on A-share regulations to ensure their compliance, the Supervisory Committee of the Company held the Supervisory Committee A-share Regulation Seminar in Beijing on 18 July 2007. All supervisors attended the seminar. Relevant officials from the China Insurance Regulatory Commission, external legal counsel and the person-in-charge of the relevant departments had been invited to attend the seminar. Through discussion, the seminar was immensely helpful in reaching a conceptual consensus and establishing the role and implementation method of the Supervisory Committee.

4.

It began independent investigation and examination in lower levels of the Company. In order deepen the understanding of the supervisors on the Company’s operational decision-making process and policy implementation so as to effectively fulfill its monitoring role during the review and approval process of all material matters of the Company. The Supervisory Committee investigated and examined the provincial branches’ implementation of the operational goals set by the management in 2007, system establishment and decision-making process of the provincial branches and the risk management and control. From 15 August to 12 October 2007, three investigation and examination teams have been deployed to branches in Jiangsu, Henan and Shandong to start detailed investigation and examination work. The teams listened to the comprehensive reports by the leaders of the three provincial branches and thematic reports by various

Commission File Number 001-31914

departments such as the internal control and compliance department, the audit department and the operational management department. The teams also conducted site visits to the city and county sub-branches, held thematic seminars and inspected the local branches. Through investigation and examination, the supervisors had a more thorough understanding on aspects such as operational management, business operations and risk control of the lower levels of the Company, which was extremely beneficial to the exercise of authority and the performance of obligations by the Supervisory Committee. After completion of the investigation and examination, the Supervisory Committee will submit the comprehensive investigation and examination report to the Board of Directors and the management so as to promote further development of all management duties of the Company.

(3) INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE REGARDING CERTAIN MATTERS

During the reporting period, the Supervisory Committee of the Company performed its duties in a stringent manner in accordance with the terms of reference prescribed by the Company Law of the PRC and the Company’s Articles of Association.

1.	The Company operations’ compliance with the law. During the reporting period, the Company’s operations were in compliance with the law. The Company’s operations and decision-making procedures were in compliance with the relevant provisions of the Company Law of the PRC and the Articles of Association. All directors and senior management of the Company maintained strict principles of diligence and integrity, and the Supervisory Committee is not aware of any of them having violated any law, regulation, or any provision in the Articles of Association of the Company or harmed the interests of the Company and shareholders in the course of discharging their duties.

2.	The verity of the Financial Report. The Company’s annual Financial Report truly reflects the state of the Company’s financial position and operating results. PricewaterhouseCoopers has issued standard independent auditor’s report with unqualified opinions on the consolidated financial statements based on their audits conducted in accordance with Hong Kong Standards on Auditing.

3.	Use of proceeds. The recent use of the proceeds has been consistent with the use stated in the IPO prospectus.

4.	Acquisition and sale of assets. During the reporting period, the prices for acquisition and sale of assets were fair and reasonable. The Supervisory Committee is not aware of any insider trading or any acts harming the interests of the shareholders or incurring any loss to the Company’s assets.

5.	Connected transactions. During the reporting period, the connected transactions of the Company were fair and reasonable. The Supervisory Committee is not aware of any acts harming the interests of the Company and the shareholders.

6.	Internal control system. During the reporting period, the Company has established a complete, reasonable and effective internal control system.

Finally, I would like to take this opportunity to express my sincere thanks to each and every Supervisor for his/her tireless efforts, to the Company’s Board of Directors and management for their support to and cooperation with the Supervisory Committee.

By order of the Supervisory Committee
Xia Zhihua
Chairperson of the Supervisory Committee

Beijing, China

25 March 2008

REPORT OF CORPORATE GOVERNANCE

The Company, China’s largest life insurance company, provides insurance services to over 100 million long-term policy holders. The Company strives to maximize shareholder value, and at the same time is committed to meeting the increasing insurance needs of our customers by providing a broad range of products and services.

Commission File Number 001-31914

Meanwhile we implement good corporate governance policies and strongly believe that through fostering sound corporate governance, the Company can further enhance its transparency and accountability. This also helps the Company to achieve the goals mentioned above, operate in a more efficient manner and boost the confidence of investors.

During the year 2007, the Company complied with all the code provisions under the Code on Corporate Governance Practices (the “Code”) published by The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange” or “HKSE”). The Company also adopted certain recommended best practices under applicable circumstances. Of particular noteworthiness, the Company complies with and exceeds the exacting standards of the Code in the following ways:

•

Currently the board of directors of the Company (the “Board of Directors”) consists of 10 members and 6 of them are independent non-executive directors. This is over half of the Board of Directors and complies with the minimum requirements of Rules Governing the Listing of Securities on the Hong Kong Stock Exchange relating to the appointment of at least 3 independent non-executive directors and also exceeds the recommended best practice under the Code that one third of the board be represented by independent non-executive directors.

•

In order to further enhance the Company’s corporate governance framework, the Company further defines the duties and powers of the Board of Directors, and formulates deliberation processes and working procedures of the Board of Directors and the board committees, to ensure the Board of Directors and board committees can effectively implement the duties and responsibilities conferred by the shareholders. The Board of Directors also adopted and implemented the Work System of the Independent Directors, revised the Rules and Procedures for Meetings of the Strategy Committee and the Rules and Procedures for Meetings of the Risk Management Committee, which provides clear procedural guidelines for the effective functioning of the Board of Directors and the board committees.

•

In order to ensure better compliance with certain recommended best practices under the Code, to improve the corporate governance structure and to further the function of independent non-executive directors and non-executive directors, the Company held a special meeting for the independent non-executive directors and the non-executive directors in Nanjing, Jiangsu on 27 November 2007.

CORPORATE GOVERNANCE STRUCTURE

BOARD OF DIRECTORS

The main duties of the Board of Directors include the following: convening shareholders’ general meetings, implementing resolutions passed at such meetings, approving the Company’s development strategies and operation plans, formulating and supervising the Company’s financial policies and annual budgets, providing an objective evaluation on the Company’s operating results in its financial reports and other disclosure documents, dealing with senior management related matters, reviewing internal control systems and implementing the corporate governance policies of the Company. The responsibilities of non-executive directors include, without limitation, regular attendance at meetings of the Board of Directors and of board committees of which they are members, provision of independent opinions at meetings of the Board of Directors and other board committees, resolution of any potential conflict of interest, serving on the Audit Committee, Nomination and Remuneration

Commission File Number 001-31914

Committee and other board committees and inspecting, supervising and reporting on the performance of the Company. The Board of Directors is accountable to the shareholders of the Company and reports to them.

The Board of Directors is collectively responsible for preparing the consolidated financial statements of the Group, which are prepared on a going concern basis, set out on pages 85 to 172 of this annual report. The Company Auditor’s statement about the reporting responsibility in relation to the accounts is set out on the Independent Auditor’s Report on page 84 of this annual report. The Board of Directors currently consists of ten members, with two executive directors, two non-executive directors and six independent non-executive directors. Details of the chairman, executive directors, non-executive directors, independent non-executive directors, president, supervisors and other senior management personnel are set out on pages 67 to 77 of this annual report. As far as the Company is aware, no financial, business, family or other material relationship exists among board members, supervisory members or senior management including between the Chairman, Mr. Yang Chao and the President, Mr. Wan Feng.

During the year 2007, all independent non-executive directors of the Company were professionals with extensive experience in various aspects, such as economics, insurance, management and financial accounting matters. The Company complies with the requirement of the Listing Rules that at least one of its independent non-executive directors has appropriate professional qualifications or accounting or related financial management expertise. As required under the Listing Rules, the Company has obtained a written confirmation from each of its independent non-executive directors in respect of his independence, and the Company is of the opinion that all of its independent non-executive directors are independent of the Company. Pursuant to the Articles of Association, directors shall be elected at the shareholders’ general meeting for a term of three years and may be re-elected on expiry of the three-year term. The Board of Directors of the Company was re-elected at the shareholder’s annual general meeting on 16 June 2006. All directors of the second session of the Board of Directors were appointed for a term of three years commencing from 16 June 2006. Mr. Ngai Wai Fung was elected as an independent non-executive director at the third shareholder’s general meeting of the year 2006 on 29 December 2006. He was appointed with a term commencing from 29 December 2006 until the term of the second session of Board of Directors expires.

Meetings of the Board of Directors are held both on a regular and ad hoc basis. Regular meetings are convened by the Chairman at least four times a year, at approximately quarterly intervals and 14 days’ notice is given to all directors before such meetings. Agendas and related documents are sent to directors at least three days prior to such meetings. During the year 2007, all notices, agendas and related documents in respect of such regular board meetings were sent in compliance with the above requirements.

Regular board meetings are held mainly to review the interim or annual reports of the Company and to deal with other related matters. Board meetings held at the year-end are to evaluate the report on work done during the year, to review Management’s status of implementing the financial budget and work arrangements for the forthcoming year. Regular board meetings do not apply the practice of obtaining board consent through the circulation of written resolutions. Upon requisition by the board, the president or more than one-third of the members of the Board of Directors, the Chairman may convene an ad hoc board meeting. If the resolution to be considered at such ad hoc board meetings has been circulated to all the directors and more than half of the directors having voting rights sign and consent to such resolution, the board meeting need not be convened and such resolution in writing shall become an effective resolution. If a director is materially interested in a matter to be considered by the board, the director having such conflict of interest shall have no voting right on the matter to be considered and shall not be counted as quorum for the board meeting.

All directors shall have access to the advice and services of the company secretary and the Board of Directors’ secretary. Detailed minutes of board meetings are kept by the board secretary regarding matters considered by the board and decisions reached, including any concerns raised by directors or dissenting views expressed. Minutes of board meetings are open upon reasonable notice for inspection and for comments by any director of the Company. In 2007, six board meetings were held to discuss matters relating to amendment to the Rules of Procedures, financial and investment related matters. Attendance records of board meetings are as follows:

Commission File Number 001-31914

Attendees	Meetings Attended		Attendance Rate
Independent non-executive Directors
Long Yongtu	4/6	(Note 1)	66.7%
Sun Shuyi	6/6		100%
Ma Yongwei	5/6	(Note 2)	83.3%
Chau Tak Hay	4/6	(Note 3)	66.7%
Cai Rang	5/6	(Note 4)	83.3%
Ngai Wai Fung	5/6	(Note 5)	83.3%

Non-executive Directors
Shi Guoqing	5/6	(Note 6)	83.3%
Zhuang Zuojin	4/6	(Note 7)	66.7%

Executive Directors
Yang Chao (Chairman)	6/6		100%
Wan Feng (President)	6/6		100%

Note1:	At the first extraordinary meeting of the second session of the Board of Directors held on 31 January 2007 in Beijing, Mr. Long Yongtu gave written authorization for Mr. Sun Shuyi to act as his proxy to attend and vote in the meeting. At the seventh meeting of the second session of the Board of Directors held on 29 May 2007 in Shenzhen, Mr. Long Yongtu gave written authorization for Mr. Ma Yongwei to act as his proxy to attend and vote in the meeting.
Note2:	At the first extraordinary meeting of the second session of the Board of Directors held on 31 January 2007 in Beijing, Mr. Ma Yongwei gave written authorization for Mr. Cai Rang to act as his proxy to attend and vote in the meeting.
Note3:	At the first extraordinary meeting of the second session of the Board of Directors held on 31 January 2007 in Beijing, Mr. Chau Tak Hay gave written authorization for Mr. Sun Shuyi to act as his proxy to attend and vote in the meeting. At the second extraordinary meeting of the second session of the Board of Directors held on 26 September 2007 in Beijing, Mr. Chau Tak Hay gave written authorization for Mr. Sun Shuyi to act as his proxy to attend and vote in the meeting.
Note4:	At the eighth meeting of the second session of the Board of Directors held on 13 August 2007 in Beijing, Mr. Cai Rang gave written authorization for Mr. Sun Shuyi to act as his proxy to attend and vote in the meeting.
Note5:	At the eighth meeting of the second session of the Board of Directors held on 13 August 2007 in Beijing, Mr. Ngai Wai Fung gave written authorization for Mr. Sun Shuyi to act as his proxy to attend and vote in the meeting.
Note6:	At the second extraordinary meeting of the second session of the Board of Directors held on 26 September 2007 in Beijing, Mr. Shi Guoqing gave written authorization for Mr. Long Yongtu to act as his proxy to attend and vote in the meeting.
Note7:	At the eighth meeting of the second session of the Board of Directors held on 13 August 2007 in Beijing, Ms. Zhuang Zuojin gave written authorization for Mr. Shi Guoqing to act as his proxy to attend and vote in the meeting. At the second extraordinary meeting of the second session of the Board of Directors held on 26 September 2007 in Beijing, Ms. Zhuang Zuojin gave written authorization for Mr. Yang Chao to act as his proxy to attend and vote in the meeting.

In respect of year 2008 up to the latest practicable date, one board meeting was held to discuss matters in relation to the 2007 annual report and the 2008 RMB investment plan and other related matters. Attendance records of the board meeting are as follows:

Attendees	Meeting Attended	Attendance Rate
Independent non-executive Directors
Long Yongtu	1/1	100%
Sun Shuyi	1/1	100%
Ma Yongwei	1/1	100%
Chau Tak Hay	1/1	100%
Cai Rang	1/1	100%
Ngai Wai Fung	1/1	100%

Non-executive Directors
Shi Guoqing	1/1	100%
Zhuang Zuojin	1/1	100%

Executive Directors
Yang Chao (Chairman)	1/1	100%
Wan Feng (President)	1/1	100%

Commission File Number 001-31914

CHAIRMAN AND PRESIDENT

In 2007, Mr. Yang Chao was the Chairman of the Company while Mr. Wu Yan was the President of the Company for the period from 1 January to 31 January 2007. At the first extraordinary general meeting of the second session of the Board of Directors held on 31 January 2007, the Board authorised Mr. Wan Feng to manage the daily operations of the Company. At the second extraordinary general meeting of the second session of the Board of Directors held on 26 September 2007, it was resolved that Mr. Wan Feng be appointed as the President of the Company. The Chairman is the legal representative of the Company, who is primarily responsible for convening and presiding over board meetings, inspecting the implementation of board resolutions, attending annual general meetings and arranging attendance by chairpersons of other board committees at general meetings in order to answer questions raised by shareholders, signing securities issued by the Company and other important documents, and exercising other rights conferred on by the Board of Directors. The Chairman is responsible to and reports to the Board of Directors. The President is responsible for the day-to-day operations of the Company, including mainly implementing strategies and policies, the Company’s operation plans and investment schemes approved by the Board of Directors, formulating the Company’s internal control structure and fundamental management policies, drawing up basic rules and regulations of the Company, submitting to the Board of Directors for appointment or removal of senior management and exercising other rights granted under the Articles of Association and by the Board of Directors. The President is fully responsible to the Board of Directors in respect of the operations of the Company.

In 2007, apart from Mr. Ngai Wai Fung, the independent non-executive director, who held 2,000 H Shares of the Company, none of the directors and supervisors of the Company had any interests in the shares, underlying shares of derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance of Chapter 571 of the Laws of Hong Kong) that were required to be recorded in the registers of the Company required to be kept pursuant to Section 352 of the Securities and Futures Ordinance, or which had to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the “Model Code”), in Appendix 10 of the Listing Rules. Furthermore, the Board of Directors has established a code of conduct on no less exacting terms than the Model Code, to govern the dealings in the securities of the Company by the directors and supervisors of the Company. Upon specific enquiries made by the Company, all directors and supervisors of the Company confirmed that they have complied with the required standards set out in the Model Code and code of conduct for the year 2007.

SUPERVISORY COMMITTEE

Pursuant to the Company Law of the PRC and the Articles of Association, the Company has established a Supervisory Committee. The Supervisory Committee is empowered by law to perform the following duties: to examine the finances of the Company, to monitor whether the directors, president, vice presidents and other senior management act in contravention of the laws, administrative regulations, the Articles of Association and the resolutions of the shareholder’s general meetings, to demand rectification from the above officers when their acts are detrimental to the interests of the Company, to review the financial information such as the financial report, results report and plans for distribution of profits to be submitted by the Board of Directors to the shareholders’ general meetings and if considered necessary by the Supervisory Committee, to request a re-examination by certified public accountants and practising auditors of the Company in the name of the Company, to propose the convening of a shareholders’ extraordinary general meeting and propose resolutions at shareholders’ meetings, to represent the Company in negotiations with, or bringing an action against, a director, and to perform other duties required by laws, regulations and rules imposed by national and overseas supervisory bodies.

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The Supervisory Committee is accountable to the shareholders. Each year, the Supervisory Committee presents the Report of the Supervisory Committee and reports their work performed according to the law at the shareholders’ general meetings. The Supervisory Committee also evaluates the diligence in the carrying out of duties and the integrity of the directors, president, vice presidents and other senior management, and reviews the auditor’s reports issued by the auditors in accordance with the generally acceptable auditing standards.

The Supervisory Committee consists of five members, one of whom is the chairperson. A supervisor has a term of three years, and may be re-elected. The Supervisory Committee comprises of two shareholders’ representatives, two employees’ representatives and one external supervisor. The shareholders’ representatives and the external Supervisor will be elected by the shareholders in general meeting, and the employees’ representatives will be democratically elected by the staff and workers of the Company.

The Supervisory Committee currently consists of Ms. Xia Zhihua, Mr. Wu Weimin, Mr. Qing Ge, Ms. Yang Hong and Mr. Tian Hui, of whom Ms. Xia Zhihua and Mr. Wu Weimin are shareholder representative supervisors, Mr. Qing Ge and Ms. Yang Hong are employee representative supervisors, and Mr. Tian Hui is an external supervisor. Ms. Xia Zhihua was nominated as supervisor by the Supervisory Committee on 5 January 2006. She was approved by poll at the shareholders’ meeting held on 16 March 2006 and Ms Xia Zhihua was unanimously appointed the chairperson of the committee by members of the Supervisory Committee on the same day.

Meetings of the Supervisory Committee shall be convened by the Chairperson of the Supervisory Committee. According to the Articles of Association, the Company established the rules and procedures for meetings of the Supervisory Committee. Meetings of the Supervisory Committees include both regular and ad hoc meetings with at least two regular meetings each year, mainly to review financial reports, the annual report, to examine the financial situation and internal control of the Company. Where necessary, ad hoc meetings are convened.

In 2007, three meetings were held by the Supervisory Committee. Details are set out in the Report of the Supervisory Committee in this annual report. Attendance records of individual supervisors are as follows:

Attendees	Meetings Attended		Attendance Rate
Xia Zhihua	3/3		100%
Wu Weimin	3/3		100%
Qing Ge	2/3	(note)	67%
Yang Hong	3/3		100%
Tian Hui	3/3		100%

Note:	At the seventh meeting of the second session of the Supervisory Committee held on 27 November 2007, Qing Ge gave written authorization for Yang Hong to act as his proxy to attend and vote in the meeting.

For the year 2008 and up to the latest practicable date, the Supervisory Committee convened a meeting on 25 March 2008 to review matters such as the 2007 annual report and the Consolidated Work Report of the Supervisory Committee for 2007 and Highlight on the Work of the Company’s Supervisory Committee for 2008. Attendance records of individual supervisors at meetings of the Supervisory Committee are as follows:

Attendees	Meetings Attended	Attendance Rate
Xia Zhihua	1/1	100%
Wu Weimin	1/1	100%
Qing Ge	1/1	100%
Yang Hong	1/1	100%
Tian Hui	1/1	100%

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AUDIT COMMITTEE

The Company established the Audit Committee on 30 June 2003. For the year 2007, the Audit Committee was comprised of all independent non-executive Directors of the Company, with Mr. Sun Shuyi as the chairman. Other members included Mr. Cai Rang, Mr. Chau Tak Hay and Mr. Ngai Wai Fung.

All members of the Audit Committee have broad experience in financial matters. Mr. Ngai Wai Fung is the financial expert of the Audit Committee. The principal duties of the Audit Committee are to review and supervise the Company’s financial report, to assess the effectiveness of the Company’s internal control system, to supervise the Company’s internal audit system and to implement the recommended engagement or replacement of external auditors. The Audit Committee is also responsible for communications between the internal and the external auditors.

Four meetings were held by the Audit Committee during the year 2007. Attendance records of individual members are as follows:

Position	Name	Meetings Attended		Attendance Rate
Chairman	Sun Shuyi	4/4		100%
Member	Cai Rang	3/4	(note)	75%
Member	Chau Tak Hay	4/4		100%
Member	Ngai Wai Fung	4/4		100%

Note:	At the seventh meeting of the second session of the Audit Committee held on 26 August 2007, Mr. Cai Rang gave written authorization for Mr. Sun Shuyi to act as his proxy to attend and vote in the meeting.

During the year 2007, the principal work performed by the Audit Committee were as follows:

1.	Reviewing the financial reports for the year ended 31 December 2007 and the six months ended 30 June 2007; Reviewing the financial reports of the Company for the first quarter and third quarter in 2007;

2.	Reviewing the results of internal audit on the work performed by all divisions and departments of the Company and the performance of the Company’s services and products, and the recommendations made;

3.	Examining the effectiveness of the internal control systems; reviewing the report on internal control appraisal that covers all the substantial aspects of control, including financial control, operative control, regulatory compliance control and risk management control;

4.	Reviewing external auditors’ statutory auditing arrangements and status;

5.	Reviewing and approving the audit costs for the year 2007;

6.	Leading the Company towards compliance with matters related to Section 404 of Sarbanes-Oxley Act of the U.S.

For the year 2008 and up to the latest practicable date, the Audit Committee has convened one meeting. Attendance records of individual members are as follows:

Position	Name	Meeting Attended	Attendance Rate
Chairman	Sun Shuyi	1/1	100%
Member	Cai Rang	1/1	100%
Member	Chau Tak Hay	1/1	100%
Member	Ngai Wai Fung	1/1	100%

Commission File Number 001-31914

CHANGES IN AND COMPOSITION OF THE NOMINATION AND REMUNERATION COMMITTEE

The Company established the Management Training and Remuneration Committee on 30 June 2003. On 16 March 2006, the Board of Directors has resolved to change the name of the Management Training and Remuneration Committee to the Nomination and Remuneration Committee, and majority of the members of the committee are independent non-executive Directors. The Nomination and Remuneration Committee is mainly responsible for reviewing the structure of the Board of Directors, drawing up plans for the appointment and succession of directors and senior management. The committee is also responsible for formulating training and remuneration policies for the senior management officers of the Company. The committee is comprised of Messrs. Cai Rang and Sun Shuyi, both of whom are independent non-executive Directors and Mr. Shi Guoqing, a non-executive Director. Mr. Cai Rang, an independent non-executive Director, is the chairman of the committee.

Two meetings were held by the Nomination and Remuneration Committee for the year 2007. Attendance records of individual members are as follows:

Position	Name	Meetings Attended	Attendance Rate
Chairman	Cai Rang	2/2	100%
Member	Sun Shuyi	2/2	100%
Member	Shi Guoqing	2/2	100%

During the year 2007, the principal work performed by the Nomination and Remuneration Committee was as follows:

1.	Reviewing and approving the Resolution on Award of the Stock Appreciation Rights in 2007 and putting the same to the Board of Directors for review and approval;

2.	Reviewing and approving the Resolution on appointing Mr. Wan Feng as President of the Company and putting the same to the Board of Directors for review and approval;

3.	Reviewing and approving the report on Self-evaluation of the Audit Committee;

4.	Reviewing and approving the Corporate Annuity Plan and approving that the same be put to the Board of Directors for review and approval.

RISK MANAGEMENT COMMITTEE

The Company established the Risk Management Committee on 30 June 2003. During the year 2007, the Committee comprised of Mr. Ma Yongwei, an independent non-executive director, Mr. Wan Feng, an executive director and Ms. Zhuang Zuojin, a non-executive director. Mr. Ma Yongwei, an independent non-executive director, is the Chairman of the Committee.

At the second meeting of the second session of the Risk Management Committee held on 27 November 2007, the previously Rules of Procedures for the Meetings of the Risk Management Committee were amended. The amended Rules of Procedures were reviewed and approved in the ninth meeting of the second session of the Board of Directors held on the same day. The Risk Management Committee is mainly responsible for studying the State’s macro-economic financial policy, analyzing market changes, formulating industry risk management proposals, proposing company risk control standard system, studying laws and regulations, policies and regulatory standards promulgated by the regulatory authority, proposing effective implementation measures, assisting the Management in establishing and improving the internal control system, formulating the business risk management policy of the Company, presiding over the feasibility and risk assessment of important business activities, reviewing assessment reports of the Company in relation to business risks and internal control status, identifying risks or potential risks in the day-to-day operations and making recommendations to the Management, dealing with sudden and significant risks or crises, and performing and exercising other duties or powers delegated to or granted by the Board of Directors.

Commission File Number 001-31914

STRATEGY COMMITTEE

The Company established the Strategy Committee on 30 June 2003. For the period from the beginning of 2007 to 31 January 2007, the Committee comprised of Long Yongtu, an independent non-executive director, Wu Yan, an executive director and Shi Guoqing, a non-executive director. For the period from 31 January 2007 to 16 April 2007, the Committee comprised of Mr. Long Yongtu, an independent non-executive director and Mr. Shi Guoqing, a non-executive director. For the period from 16 April 2007 to 31 December 2007, the Committee comprised of Mr. Long Yongtu, an independent non-executive director, Mr. Shi Guoqing, a non-executive director and Mr. Wan Feng, an executive director. Mr. Long Yongtu, an independent non-executive director, is Chairman of the Committee.

At the second meeting of the second session of the Strategy Committee held on 27 November 2007, the previous Rules of Procedures for the Meetings of the Strategy Committee were amended and improved. The amended Rules of Procedures were reviewed and approved in the ninth meeting of the second session of the Board of Directors held on the same day. The principal duties of the Strategy Committee include drawing up long-term development strategies and significant investment or financing plans of the Company, proposing significant capital investment for operation projects, and conducting studies and making recommendations on other important matters affecting the development of the Company.

AUDITORS’ REMUNERATION

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. were the international auditors and the PRC auditors of the Company for the year ended 31 December 2007. During the year 2007, the external auditors (including any entity that is under the common control, ownership or management with the auditors which a reasonable and informed third party, having knowledge of all relevant information, would reasonably conclude as being part of the auditors nationally or internationally) provided the Group with audit and audit related services at fees detailed below:

Name/Nature of Services	Fee (in RMB million)
Audit and audit related services	66

The Audit Committee has resolved to appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd., as auditors for the statutory and internal auditing for the financial year 2008. The resolution has been approved by the Board of Directors, pending the approval and authorization by shareholders at the annual general meeting to be held on 28 May 2008.

INTERNAL CONTROL

The Company has at all times attached great importance to internal control and risk management. The Company’s internal control and risk management team comprises the Board of Directors, the Audit Committee and the Risk Management Committee formed under the Board of Directors, the Supervisory Committee of the Company and the Internal Control and Risk Management Committee formed by the Management, and the internal control implementation and supervision department of the Company. Strictly based on the corporate governance structure, the Company commenced much work on aspects such as internal control establishment, system implementation and risk management to enhance the internal control of the Company.

The internal control environment established by the Company has standardized basic principles for the structural framework of internal control and management control, and provided a solid foundation for establishing a complete, effective and reasonable internal control. The Company has improved its corporate governance structure, and established a check and balance mechanism between the Board of Directors, the Supervisory Committee and the operational management. The Company, under the guidance of corporate culture philosophy, has established corporate development and employees’ ethical culture in accordance with the most recent international experience. Through establishing employees’ conduct standards and various policies and systems, risk control procedures for prevention of fraud and staff conduct guidelines and model code of ethics, internal control and business development were effectively integrated and promoting each other. It enhanced the operations of the Company which were in compliance with laws and regulations, and its sustainable development. The Company has set up a special system

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to highlight the independent status of the internal audit department in the corporate structure, the terms of reference of the audit department and the reporting relationship between the Audit Committee under the Board of Directors and the Supervisory Committee.

The Company has been devoted to promoting internal control and establishing policies related to internal control. It formulated internal control standards based on the experience from compliance with Section 404 of the Sarbanes-Oxley Act. The application of the methods and techniques in compliance with Section 404 of the Sarbanes-Oxley Act was expanded from the effective control of financial reporting to each aspects of the Company’s operational management, covering various operational management processes, from product development to investment management.

An audit committee has been established under the Board of Directors. It worked together with the Company’s management to review and discuss about the information disclosure mechanism and procedure and the internal control mechanism for financial reporting, to ensure management fulfills its obligation for implementing an effective information disclosure mechanism and procedure and the internal control mechanism for financial reporting. It also monitored and examined the Company’s financial control, information disclosure mechanism and procedure, internal control and risk management system. The Board of Directors also reviews the self-assessment of internal control report, risk assessment report and compliance report.

The Company commenced supervision and investigation work on internal control by various means. It monitored and examined the execution of the internal control system related to preparation of the financial statements, ensuring thorough implementation of the internal control system. The audit department and the related departments conduct various kinds of auditing, accounting and basic accounting appraisal such as economic liability auditing, financial revenue and expenditure auditing and insurance business management auditing independently or jointly every year. This is beneficial to further safeguarding the thorough implementation of the regulations and systems of the Company, reducing operational risk exposure, strengthening internal control, optimizing resource allocation and improving operational management of the Company.

In accordance with certain securities legislation of the United States, the management has completed a self assessment on internal control over financial reporting as of 31 December 2007, and confirmed such internal control was effective. The Company had also received our registered independent auditor’s unqualified opinion on the effectiveness of our internal control over financial reporting as of 31 December 2007. Management’s assessment report and the report of our registered independent auditor will be included in Form 20-F (the US version of annual report) to be submitted to the U.S. Securities and Exchange Commission (SEC).

During the process of enhancing and optimizing its internal control systems, the Company identified and addressed certain issues that need to be amended and has actively sought measures for their improvement. The Company believes that the continued improvement and effective operation of its internal control systems is beneficial for its prevention and mitigation of operational risk to better protect the interests of its customers and shareholders.

STOCK APPRECIATION RIGHTS

For further details, see page 39, “Stock Appreciation Rights”, paragraph 10 of “Report of the Board of Directors”.

EMPLOYEE INCENTIVE SCHEME IN RELATION TO A SHARES

The Company proposes to establish an employee incentive scheme in relation to A Shares, and has drawn up a “China Life Insurance Company Limited Employee Share Incentive Proposal” (draft). Such proposal has been approved by the Board of Directors on 10 November 2006, and will be effective pending authorization from relevant governmental bodies and the shareholders in general meeting.

SHAREHOLDERS’ INTEREST

To safeguard shareholders’ interests, shareholders have the right to participate in the Company’s affairs by attending general meetings in addition to the right of convening extraordinary general meetings under certain circumstances.

Where the number of directors falls below the minimum, the loss incurred reaches one third of the Company’s total share capital, or the Board of Directors or the Supervisory Committee deems necessary, or where shareholders of 10% or more make a

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requisition, the Board of Directors shall convene an extraordinary general meeting within two months of the date of such requisition. Where shareholders of 10% or more requests for an extraordinary general meeting, such shareholders shall make a request in writing to the Board of Directors with a clear agenda. The Board of Directors shall upon receipt of such a written request, convene a meeting as soon as possible. If the Board of Directors fails to convene a meeting within thirty days after the receipt of such a written request, shareholders making such a request may convene a meeting by themselves at the cost of the Company within four months after the receipt by the Board of Directors of such a written request.

Shareholders may put forward enquiries to the Board of Directors through the company secretary or the Board of Directors’ secretary, or put forward proposals at shareholders’ meetings through their proxies. The Company has made available its contact details in its correspondence to enable shareholders to direct their views and proposals to the relevant responsible person.

The Company formulated rules and procedures of shareholders’ meetings in 2006.

INVESTOR RELATIONS

In December 2006, the Company successfully completed the initial public offering of A Shares, and the A Shares were officially listed on the Shanghai Stock Exchange on 9 January 2007. As at 31 December 2006, the Company had 28,264,705,000 shares in total, of which there were 7,441,175,000 H Shares and 20,823,530,000 A Shares. Please refer to page 164 of the annual report for details of the Company’s share capital, and to pages 41 to 44 for the substantial shareholders of the Company and their shareholding details.

The Company convened general meetings in 2007 including the 2007 Annual General Meeting on 12 June 2007. Results of shareholder votes at such general meetings have been published in newspapers and on the website of the Hong Kong Stock Exchange.

The Company has taken a series of measures to enhance its relationship with investors, which mainly includes the Chairman attending annual general meetings and having chairpersons of other board committees attending to answer questions at such meetings, encouraging investors to attend general meetings, publication of interim and annual financial reports, holding press conferences for business results announcements, conference meetings with investors, meeting investment analysts, attending investors’ meetings, publication of latest news concerning the Company on the Company’s website and provision of communication channels between investors and the Company, printing marketing materials, establishing the Investor Relations Department responsible for the investors’ relations.

In 2007, the Company communicated with more than 1,400 investors and analysts in all kinds of manners, including holding a successful reception at the Company with 146 groups of investors and analysts attending, 582 persons in total, communicating with about 500 investors by participating in 10 investor’s meetings held in and out of China, and meeting or visiting 400 investors in the results release conference and road shows. In addition, we kept close contact with investors’ groups by phone and email, and had more than 2,000 emails with investors’ groups, and answered and replied more than 2,300 calls and emails.

In 2007, the Company successfully organized activities such as the “Corporate Day for Global Analysts/Investors”, the “Presentation on Equity Market Valuation” and the “Global Media Open Day”, to further deepen shareholders’, investors’ and analysts’ understanding of the Company.

In December 2007, the Company was awarded “Best Corporate Governance Merit Award (State-owned Enterprise)” in the “2007 IR Magazine Chinese Investor Relations Meeting and Award Ceremony” held by the IR (Investor Relations) Magazine.

SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF NYSE LISTED COMPANY MANUAL

As a Chinese company with H shares, ADSs and A shares publicly traded on the Hong Kong Stock Exchange (“HKSE”), New York Stock Exchange (“NYSE”) and Shanghai Stock Exchange (“SSE”), respectively, the Company must comply with the corporate governance standards provided by PRC company law and other laws, as well as the securities laws and regulations in Hong Kong, United States and the listing requirements of the HKSE, the NYSE and the SSE that are applicable to the Company. The description set forth below includes, for purpose of Section 303A.11 of the NYSE Listed Company Manual, a summary of the significant ways in which the Company’s corporate governance practices differ from those followed by U.S. domestic companies under NYSE rules.

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Board Independence

The Company identifies its independent non-executive directors in accordance with the qualifications provided by relevant PRC and Hong Kong regulations, which prohibit independent directors from having, among other things, specified interests in the Company’s securities or business, relationships with the management and financial dependence on the Company. These tests vary in certain respects with those set forth under Section 303A.02 of the NYSE Listed Company Manual.

Section 303A.02 of the NYSE Listed Company Manual also requires the board of directors to affirmatively determine that a director has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company), and requires companies to identify which directors are independent and disclose the basis for that determination. Under the HKSE Listing Rules, each independent non-executive director must provide an annual confirmation of his independence to the listed company. Under the Tentative Guidelines on Corporate Governance of Insurance Companies issued by the CIRC in 2006 (the “Chinese Insurance Company Corporate Governance Guidelines”), each independent director must make a public announcement of the director’s independence and commitment to duties.

Section 303A.01 of the NYSE Listed Company Manual provides that a U.S. domestic issuer must have a majority of independent directors, unless more than 50% of such issuer’s voting power is controlled by an individual, a group or another company (a “controlled company”). Because more than 60% of the Company’s voting power is controlled by CLIC, the Company, as with controlled U.S. domestic companies, would not be required to comply with this independent board requirement. Nevertheless, a majority of the Company’s directors are independent non-executive directors as construed under PRC or Hong Kong regulations.

Non-management directors of U.S. domestic companies are required by Section 303A.03 of the NYSE Listed Company Manual to meet at regularly scheduled executive sessions without management. The Company is not required by any PRC laws or requirements to hold such sessions. Under the HKSE Code on Corporate Governance Practices, the chairman of the board of directors should hold meetings with the non-executive directors (including independent non-executive directors) without the executive directors present at least annually, as one of the recommended best practices. In November 2007, the Company organized a special meeting in Nanjing, Jiangsu province, which was only attended by the independent non-executive directors and non-executive directors.

Nominating/Corporate Governance Committee and Compensation Committee

Under Section 303A.04 of the NYSE Listed Company Manual, a U.S. domestic company must have a nominating/corporate governance committee composed entirely of independent directors with a written charter that addresses certain specified responsibilities, unless it is a “controlled company”. Section 303A.05 of the NYSE Listed Company Manual requires a U.S. domestic company to have a compensation committee composed entirely of independent directors with a written charter that addresses certain specified duties, unless it is a “controlled company”. The Company, as with controlled U.S. domestic companies, is not required under NYSE rules to have such a nominating/corporate governance committee or compensation committee. The Company has established a nominating and remuneration committee in accordance with the HKSE Listing Rules, comprised of a majority of independent non-executive directors as construed under those rules. The nominating and remuneration committee is mainly responsible for the review and recommendation of the nomination of directors and senior officers of the Company, as well as the formulation of training and remuneration policy for the senior management of the Company. The Chinese Insurance Company Corporate Governance Guidelines require that nominating and remuneration committees of Chinese insurance companies be comprised entirely of non-executive directors with an independent director as the Chairman. The Company has complied with the composition requirements of the nomination and remuneration committee as prescribed under the Chinese Insurance Company Corporate Governance Guidelines.

Audit Committee

The NYSE rules set forth two levels of audit committee standards for U.S. domestic companies and foreign issuers. As a foreign issuer, the Company is required to comply with the audit committee requirements under Section 303A.06 of the NYSE Listed Company Manual, such as audit committee independence and certain functions and powers of the audit committee, but is not subject to the additional qualifications, independence, function and other requirements for U.S. domestic companies provided under Section 303A.07 of the NYSE Listed Company Manual.

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The Company has established an audit committee in accordance with the requirements of Section 303A.06 of the NYSE Listed Company Manual, the HKSE Listing Rules and the Chinese Insurance Company Corporate Governance Guidelines. The audit committee is mainly responsible for the review and supervision of the Company’s financial reporting procedures, internal control systems, risk management procedures and compliance matters.

Corporate Governance Guidelines

Under Section 303A.09 of the NYSE Listed Company Manual, a U.S. domestic company must adopt and disclose corporate governance guidelines that addresses specified key subjects. The Company is not required by Chinese or Hong Kong laws or requirements to, and currently does not, have such corporate governance guidelines. However, the Company addresses several of the key subjects required by the NYSE Listed Company Manual to be included in the corporate governance guidelines in its articles of association, Rules of Procedures for Board of Directors, Rules of Internal Control and other internal corporate regulations.

In addition, under the HKSE Listing Rules, the Company is expected to comply with, but may choose to deviate from, the provisions of the Code, which sets out the principles of good corporate governance for issuers. However, the Company should disclose the reasons for deviation, if any, in its interim and annual reports.

The Company is required by the China Securities Regulatory Commission (“CSRC”) to disclose in its annual report filed with the CSRC the actual corporate governance practice of the Company as compared with CSRC’s rules on corporate governance of listed companies. Under such rules, the Company is required to disclose the differences between its actual practices and the requirements under such rules, if any. Accordingly, the Company has disclosed in its annual report for year 2007 filed with the CSRC that it had established comparatively proper and sound corporate governance strictly in accordance with the PRC Company Law and PRC Securities Law as well as relevant rules and regulations, and that there were no significant differences between the Company’s actual corporate governance practices and relevant provisions and requirements under CSRC’s rules.

Code of Business Conduct and Ethics

Section 303A.10 of the NYSE Listed Company Manual requires U.S. domestic companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. The Company has adopted a Code of Business Conduct and Ethics for Directors and Senior Officers and Code of Conduct for Employees. The Company has disclosed the Code of Business Conduct and Ethics for Directors and Senior Officers in its annual report under Form 20-F for fiscal year ended 31 December 2004 and is required to disclose in the annual report under Form 20-F any waivers of the code for directors or executive officers. In addition, according to the HKSE Listing Rules, all directors of the Company must comply with the Model Code for Securities Transactions by Directors of Listed Companies that sets forth the required standards with which the directors of a listed company must comply in securities transactions of the listed company. Under the Listing Rules of the Shanghai Stock Exchange, any of the directors, supervisors or senior management of the listed company shall not transfer any shares of such company held by him/her within one year of the listing of the company or six months after leaving such company. During his/her tenure at the company, he/she shall not transfer more than 25% of his/her shareholdings in the company within any given year, and shall not purchase or sell any shares of the company within six months of disposing of or purchasing, respectively any shares of the company.

Certification Requirements

Under Section 303A.12(a) of the NYSE Listed Company Manual, each U.S. domestic company Chief Executive Officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. There are no similar requirements under PRC or Hong Kong laws or requirements.

ENHANCING CORPORATE GOVERNANCE

With a view to further fostering the corporate governance practices of the Company, the Company will continue to provide training to Management, as and when appropriate, in order to keep them abreast of the regulatory requirements in China and the locations where the Company is listed. The Company will regularly assess and enhance its corporate governance measures and practices to ensure that they are on par with the development of international governance structures and in light of the changing regulatory requirements and investors’ needs. This will also help ensure long term and continuous development of the Company, enhance corporate value and generate returns for shareholders.

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DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

DIRECTORS

Mr. Yang Chao, born in 1950

Mr. Yang became the Chairman of the Company in July 2005 and the President of China Life Insurance (Group) Company in May 2005. Between May 2005 and January 2006, he was the President of the Company. Between 2000 and 2005, Mr. Yang was the Chairman and President of both China Insurance (Holdings) Company Limited and China Insurance H.K. (Holding) Company Limited. Between 1996 and 2000, Mr. Yang was the Chairman and President of CIC Holding (Europe) Limited. Between 1977 and 1996, Mr. Yang had been a staff member of Bank of China, Shanghai branch, a staff member, Deputy Division Chief, Assistant to General Manager and Deputy General Manager of The People’s Insurance Company of China, Shanghai branch, the General Manager of The People’s Insurance Company of China, Shanghai Pudong branch, the General Manager of the Sales Department of The People’s Insurance Company of China and the General Manager of the Sales Department of The People’s Insurance (Group) Company of China. Mr. Yang graduated from Shanghai International Studies University and Middlesex University in the United Kingdom, majored in English and Business Administration, and had obtained a Master’s degree in Business Administration. Mr. Yang, a Senior Economist, has more than 30 years of experience in the insurance and banking industries.

Mr. Wan Feng, born in 1958

Mr. Wan became the President of the Company in September 2007, and at the same time Vice President of China Life Insurance (Group) Company and Chairman of China Life Pension Company Limited. He became an Executive Director of the Company from June 2006 and served as a Vice President of the Company from 2003. On 31 January 2007, it was resolved by the Board of Directors to authorize Mr. Wan Feng to be responsible for the usual operations and management of the Company. He became a Director of China Life Property and Casualty Insurance Company Limited from November 2006, and became a Director of China Life Insurance Asset Management Company Limited from January 2006. From 1999, Mr. Wan was the Vice President of former China Life Insurance Company and General Manager of its Shenzhen branch and Director of China Life-CMG. From 1997 to 1999, Mr. Wan was the General Manager of PICC Life Company Limited, Shenzhen branch. Prior to this, Mr. Wan was the Director and Senior Vice President of the Hong Kong branch of Tai Ping Life Insurance Company, Assistant Vice President of former China Life Insurance Company, Hong Kong branch and Deputy Division Chief of The People’s Insurance Company of China, Jilin branch. Mr. Wan received a BA degree in Economics from Jilin College of Finance and Trade, MBA from Open University of Hong Kong, and Doctorate in Finance from Nankai University in Tianjin. Mr. Wang, a Senior Economist, has 26 years of experience in the life insurance industry, and was awarded special allowance by the State Council.

Mr. Shi Guoqing, born in 1952

Mr. Shi became a Non-Executive Director of the Company in 2004. Mr. Shi is also the Vice President of China Life Insurance (Group) Company from August 2003, and the Chairman of China Life Insurance (Overseas) Co., Ltd., Director of China Life-CMG, Director of Beijing Oriental Plaza Company Limited, Director of Hong Kong Huiyen Holding Company Limited, Director of China World Trade Center Limited, Director of China World Trade Center Company Limited, Director of China World Trade Investments Limited, Chairman of Shanghai PICC Tower Limited, and Director of Shanghai Lujiazui Finance & Trade Zone United Development Co., Ltd. Prior to this, Mr. Shi served as the Assistant President of former China Life Insurance Company from 1999 to 2003 and, the Vice President of PICC Life Company Limited from 1995 to 1999. From 1976 to 1995, Mr. Shi acted as the Executive Deputy General Manager of the International Department of The People’s Insurance Company of China, General Manager and Deputy General Manager of China Insurance Co. Ltd., Macao Branch, and Deputy Chief of Overseas Business Division 1, Section Chief and Section Member of Overseas Business Division 2 of The People’s Insurance Company of China. Mr. Shi, a Senior Economist, graduated from Foreign Trade and Business College of Beijing in 1976. Mr. Shi has over 30 years of experiences in the insurance industry, and has accumulated extensive experiences both in the operation and management of insurance businesses.

Ms. Zhuang Zuojin, born in 1951

Ms. Zhuang became a Non-Executive Director of the Company from June 2006, and served as the Vice President of China Life Insurance (Group) Company from August 2003, Director of China Life Insurance Asset Management Company Limited from June 2004. She acted as a Director of China Life Insurance Asset Management (Hong Kong) Company Limited (renamed as China Life Franklin Asset Management Company Limited) from May 2006 and a Director of China Life-CMG from June 2000.

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Ms. Zhuang was the Assistant to the General Manager of the former China Life Insurance Company from March 1999 to August 2003, Deputy General Manager of Zhejiang Branch and General Manager of the Hangzhou Branch of China Life Insurance Company respectively from March 1999 to October 2000, General Manager of PICC Trust & Investment Company from June 1999 to October 2000, Deputy General Manager of Zhejiang Branch and General Manager of Hangzhou Branch of PICC Life, respectively from July 1996 to March 1999. Ms. Zhuang was the Accountant, Deputy Division Chief, Division Chief, Chief Accountant of Auditing Division of The People’s Insurance Company of China, Zhejiang Branch from 1981 to 1996. Ms. Zhuang graduated from Correspondence College of CCP School, majored in Economics and Management, and studied Probability and Statistics (major in Insurance Actuary) in Zhejiang University from September 1998 to January 2000. Ms. Zhuang, a Senior Accountant, has worked in the insurance industry for over 27 years, and has accumulated extensive experiences both in the operation and management of insurance businesses. She is currently the Vice President of Financial Accounting Society of China.

Mr. Long Yongtu, born in 1943

Mr. Long became an Independent Non-Executive Director of the Company in 2003 and is also the Secretary General of Boao Asian Forum. Before leaving government in early 2003, Mr. Long served as the Vice Minister and Chief Negotiation Representative of MOFTEC (now the Ministry of Commerce) from 1997 onwards. Mr. Long also served as the Assistant to the Minister, Director of International Trade and Economic Affairs, and as Director of International Communication in the same ministry. Between 1980 and 1991, Mr. Long served as the Senior Officer with the Regional Project Department of UNDP, Deputy Representative of the UNDP North Korean Delegate Office and Deputy Director of China International Center for Economic and Technical Exchanges. A 1965 graduate of the Foreign Language Department of Guizhou University, Mr. Long studied at the London School of Economics between 1973 and 1974 and received a Honorary Doctorate of Economics from the London School of Economics and Political Science in 2005.

Mr. Sun Shuyi, born in 1940

Mr. Sun became an Independent Non-Executive Director of the Company in 2004. He is the Executive Vice President of China Federation of Industrial Economics, Vice Chairman of United China Enterprise Association, Executive Vice President of China Enterprise Association, Deputy Supervisor of China Brand Promotion Committee, Member of the 10th Chinese People’s Political Consultative Conference. From 1993 to 2001, Mr. Sun acted as the Deputy General Manager of General Office of the Central Steering Committee of Financial Affairs of China, Deputy Minister of Ministry of Labour, Deputy Party Secretary of Central Government Enterprise Working Committee. From 1988 to 1993, he was the Deputy Head of the Finance Management Department and the Deputy Head and Head of the Production System Department ( ) of the State System Reform Commission ( ). Mr. Sun graduated from the University of Science and Technology of China in 1963 and is a Senior Engineer and Certified Public Accountant.

Mr. Ma Yongwei, born in 1942

Mr. Ma became an Independent Non-Executive Director of the Company in 2006. Mr. Ma has been a member of the Standing Committee of National Committee of Chinese People’s Political Consultative Conference since 2003. He was the Chairman of China Insurance Regulatory Commission from 1998 to 2002. From 1996 to 1998, he served as the Chairman and President of former China Insurance Group Company. From 1994 to 1996, he served as the Chairman and President of former People’s Insurance Company of China. From 1982 to 1984, Mr. Ma served as the Deputy Chief of Agricultural Credit Division and Vice Governor of Agricultural Bank of China, Anhui branch, and from 1984 to 1994, Vice Governor of Anhui branch, Vice Governor and Governor of Agricultural Bank of China. Mr. Ma graduated from Finance Department of Liaoning Finance and Economic University in 1966. Mr. Ma is a Researcher. Mr. Ma has over 37 years of experience in the banking industry and the insurance industry.

Mr. Chau Tak Hay, born in 1943

Mr. Chau became an Independent Non-Executive Director of the Company in 2003. Prior to this, Mr. Chau occupied a number of important positions in the Hong Kong Government. They include Secretary for Commerce and Industry, Secretary for Broadcasting, Culture and Sport, Director General of Trade, and Secretary for Health and Welfare. Mr. Chau graduated from the University of Hong Kong in 1967.

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Mr. Cai Rang, born in 1957

Mr. Cai became an Independent Non-Executive Director of the Company in 2004. He is the Party Secretary and Deputy General Manager of China Steel Research Technology Group, and the Vice Chairman of Advanced Technology & Materials Company Limited, Committee Member of Chinese People’s Political Consultative Conference of Beijing and Committee Member of Chinese People’s Political Consultative Conference. Prior to this, Mr. Cai Rang was the Chief of the Central Iron and Steel Research Institute in China, Deputy Chief Economist, Assistant to Director and Deputy Director of CISRI from 1987 to 2001, and the President of Advanced Technology & Materials Company Limited from 1998 to March 2007. In 1982, Mr. Cai graduated from the Machinery Faculty of the Northeastern Industry University with a Bachelor’s degree in Machinery Architecture. He pursued post graduate studies at New York State University from 1984 to 1986 to obtain a MBA degree. He pursued on-the-job studies in the School of Business Administration of Remin University of China from 1997 to 2001 and obtained a Doctor’s Degree in Business Administration. From 1997 to 1998, Mr. Cai Rang was a visiting professor of the Cambridge University in the UK. Mr. Cai Rang is a professor-level Senior Engineer, and was awarded special allowance by the State Council.

Mr. Ngai Wai Fung, born in 1962

Mr. Ngai became an Independent Non-Executive Director of the Company on 29 December 2006. He is the Non-executive Chairman of Top Orient Group of Companies, Director and head of listing services of KCS Limited (formally the commercial division of KPMG and GT), vice president of the Hong Kong Institute of Chartered Secretaries, and the Chairman of its China Affairs Committee and Membership Committee. He has held many senior management positions, e.g., executive Director, chief financial officer and company secretary of a number of listed companies in Hong Kong, including COSCO, China Unicom Limited and Industrial and Commercial Bank of China (Asia) Ltd. Mr. Ngai has over 18 years of senior management experience, most of which is in the areas of finance, accounting, internal control and regulatory compliance for issuers including major H share and red chip companies. Mr. Ngai played a leading role or took part in important corporate finance projects, e.g. listing, acquisitions and mergers and bond issuance. He provided professional services and support in regulatory compliance, corporate governance and secretarial services to various state-owned enterprises and red chip companies. He is a fellow of The Association of Chartered Certified Accountants, Hong Kong Institute of Certified Public Accountants, fellow member of The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries, and member of The Hong Kong Institute of Directors and Hong Kong Securities Institute. Mr. Ngai graduated from Andrews University of Michigan in 1992, and obtained a Masters Degree in Business Administration, and graduated from Hong Kong Polytechnic University in 2002, and obtained a Masters Degree in Finance. He is currently studying for a doctorate in Finance at the Shanghai University of Finance and Economics.

SUPERVISORS

Ms. Xia Zhihua, born in 1955

Ms. Xia became the Chairperson of the Supervisors Committee of the Company in March 2006. Ms. Xia served as the State Council’s representative in China Life Insurance (Group) Company, Designated Supervisor of bureau level grade official and Office Director of the Supervisory Committee of China Export & Credit Insurance Corporation from August 2003 to December 2005, Designated Supervisor of bureau level grade official and Office Director of the Supervisory Committee of China Great Wall Asset Management Corporation from November 2001 to July 2003 and Designated Supervisor of deputy bureau level grade official and Deputy Office Director of the Supervisory Committee of China Great Wall Asset Management Corporation and China Economic Development Trust & Investment Corporation from July 2000 to November 2001. In December 1984, Ms. Xia joined in the State Ministry of Finance and served in several positions, including the Assistant Inspector of the Treasury Department of the Ministry of Finance in June 2000, Deputy Department Chief of the Treasury Bond Finance Department of the Ministry of Finance from July 1998 to June 2000, Deputy Department Chief in the National Debt Finance Department of the Ministry of Finance from July 1997 to June 1998, Chief of the Training, Administration and Finance Department of the Ministry of Finance, and Section Chief, Deputy Chief, Division Chief of the Debt Management Department from December 1984 to June 1997. Ms. Xia graduated from Xiamen University. From February 1978 to November 1984, she studied Politics and Economics and undertook postgraduate research in world economics at Xiamen University, and received a BA in Politics and Economics and a MA in World Economics.

Mr. Wu Weimin, born in 1951

Mr. Wu became a Supervisor of the Company from 2003, and is currently the General Manager of Compliance Department. Mr. Wu served as Deputy Secretary of Disciplinary Committee, Director of the Supervision Office, Deputy Department Head of the Organisation Department, and Deputy General Manager of the Personnel and Education Department in the former China Life Insurance Company from 1998. Prior to this, from 1995 to 1998, Mr. Wu served as Deputy General Manager of Human

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Resources Department and Head of Staff Salaries Division of The People’s Insurance (Group) Company. Before participating in the insurance industry, Mr. Wu held a position in the Staff Salaries Division of the Ministry of Communications. In 1997, he studied insurance at China Insurance Management Staff Institute. He is a Senior Economist.

Mr. Qing Ge, born in 1950

Mr. Qing became a Supervisor of the Company in June 2006. He is currently the person in-charge of the project team of the Beijing IT Center of the Company. He was the general manager of the Trade Union Department and the Deputy Director for the Committee of the Trade Union of the Company from September 2005 to October 2007. Mr. Qing was the deputy general manager of the Beijing branch of the Company from September 2003 to September 2005. From 1999 to September 2003, he was the general manager of the Inner Mongolia branch and the deputy general manager of the Beijing branch of the former China Life Insurance Company. From July 1996 to April 1999, he was the general manager of the Inner Mongolia office of PICC Life. From 1993 to 1996, he was the Deputy General Manager of the Inner Mongolia branch of the People’s Insurance Company of China. Mr. Qing Ge, a Senior Economist, graduated from the South China University of Technology with bachelor degree.

Ms. Yang Hong, born in 1967

Ms. Yang became a Supervisor of the Company in October 2006, and is currently the General Manager of the Customer Service Department of the Company. From October 1998 to October 2006, Ms. Yang served as a staff member of the Deed Division, Head of Customer Service Division, Deputy Division Chief of Customer Service Division, Assistant General Manager of Business Management Division and Division Chief of Customer Service Division, Assistant General Manager and Deputy General Manager of the Business Management Department. From December 1995 to October 1998, Ms. Yang worked as a staff member of the Equipment Division and Network Division of IT Department of PICC Life. From August 1989 to December 1995, Ms. Yang worked for the Development Division of Computer Department of The People’s Insurance Company of China and the Marketing Department II of China Life Electronic Company Limited. Ms. Yang graduated in the Computer Department of Jilin University with bachelor degree.

Mr. Tian Hui, born in 1951

Mr. Tian became a Supervisor of the Company in June 2004. He is currently the Director and Party Secretary of China Coal International Engineering Research Institute. He was the Director and Party Secretary of China Coal International Engineering Research Institute, from June 2006 to January 2007, Director and Deputy Party Secretary of China Coal International Engineering Research Institute from 2000 to 2006. From 1998 to 2000, he was the Director and Deputy Party Secretary of the Beijing Coal Design Institute (Group). From 1982 to 1998, Mr. Tian was the Deputy Division Chief, Division Chief and Deputy Director of Shenyang Design Institute of the Ministry of Coal Industry. He became Deputy Chairman of the China Coal Industry Association from 2003. Mr. Tian obtained Bachelor’s and Doctor’s degrees from Fuxin Minery School and China University of Mining & Technology Beijing respectively. Mr. Tian is a professor-level Senior Engineer and a Master of China Construction Design, and was awarded special allowance by the State Council.

SENIOR MANAGEMENT

Mr. Wan Feng, please see the section of “Directors” for his profile.

Mr. Lin Dairen, born in 1958

Mr. Lin became a Vice President of the Company in 2003. Mr. Lin served as the Executive Director and President of China Life Pension Company Limited from November 2006. He was the General Manager of former China Life Insurance Company, Jiangsu branch from 2001 to 2003 and Deputy General Manager of former China Life Insurance Company, Jiangsu branch from 1999 to 2001. From 1996 to 1999, he was the Deputy General Manager of former PICC Life. From 1994 to 1996, he was the Division Chief of the Life Insurance Division of former PICC’s Jiangsu branch, and Deputy General Manager of Nanjing Life Insurance Company Limited. From 1989 to 1994, he was the Deputy Division Chief of Life Insurance Division of former PICC, Jiangsu branch. From 1982 to 1989, he was the Deputy Manager, Section Chief, Deputy Section Chief and Section Member of Domestic Sales Department of former PICC, Jiangsu branch. Mr. Lin graduated in 1982 with a Bachelor’s degree in Medicine from Shandong Province Changwei Medical Institute. Mr. Lin, a Senior Economist, has 27 years of experience in insurance industry in China and has accumulated extensive experience in operation and management.

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Ms. Liu Yingqi, born in 1958

Ms. Liu became a Vice President of the Company in January 2006. Ms. Liu was the Chairperson of the Board of Supervisors of the Company between August 2003 and January 2006. Ms. Liu became the General Manager of Group Insurance Department of former China Life Insurance Company, Deputy General Manager of former China Life Insurance Company, Anhui branch and Deputy General Manager of former China Life Insurance Company, Hefei Branch (General Manager rank) from 1997. Prior to this, Ms. Liu worked with former PICC’s Anhui branch, where she served as both Division Chief of the Accident Insurance Division and Deputy Division Chief of the Life Insurance Division. Ms. Liu graduated with a BA in Economics from Anhui University in 1982, Ms. Liu has over 21 years of experience in operation and management of the life insurance business and insurance administration. Ms. Liu, a Senior Economist, has extensive experience in operation and management.

Mr. Liu Jiade, born in 1963

Mr. Liu became a Vice President of the Company in 2003 and a Director of China Life Insurance Asset Management Company Limited from June 2004. Mr. Liu served as Director of China Life Franklin Asset Management Company Limited from May 2006, and became the Director of Guangdong Development Bank in December 2006. He was the Vice Director of the Finance Bureau of the Ministry of Finance since 2000, and the Division Chief in the Treasury Bond Finance Bureau of the Ministry of Finance from 1998 to 2000. Prior to this, Mr. Liu was the Deputy County Chief of the People’s Government of Guan Tao County in Hebei Province, and Deputy Division Chief and Division Chief in the Commercial Finance Bureau of Ministry of Finance. During his tenure at the Ministry of Finance, Mr. Liu gained extensive experience in the administration of assets, finance and taxation of insurance companies, banks, trust companies and securities institutions. Mr. Liu is a graduate of Central Finance College in 1984 (now Central University of Finance and Economics), with a bachelor degree in Finance and Economics.

Mr. Zhou Ying, born in 1954

Mr. Zhou became the secretary of the commission for disciplinary inspection of the Company in November 2006. Mr. Zhou served as Director of the Fifth Office (at Deputy Bureau level) and as a Designated Director in Beijing State-owned Enterprise Supervisory Committee (at Deputy Bureau level) from May 2004 to November 2006. He was the Party Commission Member, Team Leader of Discipline Inspection Group, Deputy Party Secretary, Secretary of the Disciplinary Committee of Hua Xia Bank from January 1998 to May 2004. He was the Deputy Director of Central Office for Taiwan Affairs of Beijing Municipal Government from August 1992 to January 1998. From February 1981 to August 1992, he held various positions including the Vice President of the Propaganda Department, Deputy Office Director, Office Director, Committee Member and Office Director, Committee Member and Secretary, and Deputy Party Secretary of Beijing Municipal Committee of China Communist Youth League. Mr. Zhou graduated from University of Science and Technology of China with a MBA.

Mr. Su Hengxuan, born in 1963

Mr. Su became the Assistant President of the Company from January 2006. Mr. Su acted as Director of China Life Property and Casualty Insurance Company Limited from November 2006, and became the Director of Insurance Professional College from December 2006 and Director of China Life Security Insurance Agency Company Limited from December 2007. He was the General Manager of the Company’s Individual Life Insurance Business Department from 2003 to 2006. From 1998 to 2003, Mr. Su served as Deputy General Manager, Division Chief of Agency Management Office and Manager of Sales Department of former China Life Insurance Company, Henan branch, and General Manager of Individual Business Department of former China Life Insurance Company. Prior to this, Mr. Su served as the Division Chief of Life Insurance Division and Division Chief of Sales Division of PICC Life, Henan branch from 1996 to 1998. From 1983 to 1996, Mr. Su served as Deputy Chief and Section Chief of Life Insurance Division of PICC, Henan Branch. Mr. Su graduated from Banking School, Henan Province in 1983 and graduated from Wuhan University in 1998 with a Bachelor’s degree in Insurance and Finance, majoring in Insurance. Mr. Su, a Senior Economist, has over 25 years of experience in the Chinese life insurance industry and insurance management.

Mr. Liu Lefei, born in 1973

Mr. Liu became the Chief Investment Officer of the Company and the General Manager of Investment Management Department of the Company from July 2006 and August 2004, respectively. Mr. Liu became the Director of Guangdong Development Bank

Commission File Number 001-31914

from December 2006. He became a director of China Life Franklin Asset Management Company from October 2007. He was the General Manager of Investment Management Department of China Galaxy Securities Company Limited, and General Manager of Beijing Galaxy Investment Advisers Company from 2003 to 2004. Mr. Liu acted as Deputy General Manager of Zhongye Anxin Industrial Corporation under the Ministry of Metallurgy of the State, and Executive Director of Capital Securities Company from 1998 to 2003. During the period from 1995 to 1998, Mr. Liu worked for the General Department of the Ministry of Finance. Mr. Liu was the Member of the 9th and the 10th Sessions of All China Youth Federation, and served as a Member of Xinhua FTSE Index Committee and a Member of Reuters China Pension Index Advisory Committee. Mr. Liu graduated from Renmin University of China with a Bachelor’s degree in Economics in 1995, Graduate School of the Chinese Academy of Social Sciences in 1998, and China Europe International Business School with a Master’s degree in Business Administration majoring in Finance in 2006.

Mr. Liu Anlin, born in 1963

Mr. Liu became the Chief Information Technology Officer of the Company in July 2006. Mr. Liu was the Deputy Head and General Manager of Information Technology Department of the Company from November 2002 to July 2006, and General Manager of Human Resources Department of former China Life Insurance Company from November 2001 to November 2002. Prior to this, he was the Deputy Division Chief of Company Division of former China Life Insurance Company, Gansu Branch, and Assistant General Manager of former China Life Insurance Company, Gansu Branch from April 1999 to November 2001, Assistant Deputy Chief and Deputy Division Chief of Computer Division of PICC Life, Gansu Branch from June 1996 to April 1999, Manager of Technology Division of Computer Center of PICC, Gansu Branch, and Manager of Technology Development Division of PICC Technology and Electronics Company Limited in Gansu from January 1995 to June 1996. Mr. Liu graduated from Mathematics and Mechanics Department of Lanzhou University and majored in Computer Mathematics, with a Bachelor’s degree in Science in 1985 and obtained a Master’s degree in Business Administration from Tsinghua University in 2006. He is studying the doctorate in Risk Management in Beijing Normal University.

Mr. Liu Ting’an, born in 1962

Mr. Liu became the Secretary of the Board of Directors of the Company in 2003 and the Spokesman of the Company from November 2007. From 2000 to 2004, he acted as the General Manager of Investment Department of former China Life Insurance Company. From 1995 to 2000, he served as the Assistant to Head of former Hainan Development Bank. From 1997 to 2000, he served as the Head of former Hainan Development Bank, Guangzhou Branch. Prior to this, he was the Division Chief and Deputy Division Chief of the Planning Division and Integrated Planning and Pilot Division of the State Restructuring and Reform Commission. Mr. Liu graduated from Jiangxi Finance and Economic College, Remin University of China and obtained Bachelor’s and Master’s degrees in Economics respectively. From 1990 to 1991, he studied in St. Edmund School of Oxford University in Britain. Mr. Liu is a Senior Economist.

Ms. Shiu Wai Chung, born in 1954

Ms. Shiu served as the Chief Actuary of the Company since March 2007. Ms. Shiu had been the Senior Deputy President and Chief Actuary of subsidiaries under Prudential Financial Group of the United States, and has accumulated extensive working experience in insurance companies. She acted as the President and Senior Officer of many actuary societies, and obtained the qualifications of CFA (Chartered Financial Consultant), CEBS (Certified Employee Benefit Specialist), CHFC (Chartered Financial Consultant), CLU (Chartered Life Underwriter), MAAA (Member of the American Academy of Actuaries), FSA, etc. Ms. Shiu obtained a Bachelor’s degree from National Chengchi University in Taiwan and a Master’s degree from University of Iowa, US.

COMPANY SECRETARY

Mr. Heng Kwoo Seng, born in 1948

Mr. Heng is the Company Secretary of the Company. Mr. Heng has been a practising accountant in Hong Kong since 1983 and is currently the Managing Partner of Morison Heng. Prior to that, he served as the Manager of the Finance Department of Ka Wah Bank Ltd. and as an Audit Supervisor of Peat Matwick Mitchell & Co. in the United Kingdom. Mr. Heng is a fellow member of the Institute of Chartered Accountants in England and Wales, and has over 17 years of experience in serving as company secretary of listed companies in Hong Kong.

Commission File Number 001-31914

QUALIFIED ACCOUNTANT

Mr. Yang Zheng, born in 1970

Mr. Yang became the Qualified Accountant of the Company in 2006. Mr. Yang has been the Deputy General Manager of the Finance Department of the Company since October 2006 and was the Assistant General Manager of the Finance Department of the Company from 2005 to October 2006. Mr. Yang was the Senior Financial Analyst of MOLEX in America between 2000 and 2005. From 1993 to 1998, Mr. Yang served as the Manager for Trading of China Northern Industries Corporation. Mr. Yang graduated from Beijing University of Technology in Electric Manufacturing in 1993 and obtained a Bachelor’s degree in Engineering. He obtained a MBA from Northeastern University in 2000, and received the qualification of Certified Public Accountants of Illinois in America in 2004. He became a member of American Institute of Certified Public Accountants in 2005.

CONNECTED TRANSACTIONS

CONTINUING CONNECTED TRANSACTIONS

During 2007, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.34 of the Listing Rules of the Hong Kong Stock Exchange. These connected transactions were subject to reporting and announcement but were exempt from independent shareholders’ approval requirements under the Listing Rules.

To ensure the normal business operation of the Company after the restructuring, the Company entered into several agreements with CLIC before its listing in Hong Kong and the U.S., so as to define clearly the relationship between both parties after the restructuring. In order to strengthen its capital deployment, the Company and CLIC each entered into an asset management agreement with AMC, a non-wholly owned asset management subsidiary of the Company. The asset management agreement between the Company and AMC expired on 31 December 2007, and the Company has renewed the agreement.

(1)	Policy Management Agreement

As part of the restructuring, CLIC transferred its entire branch services network to the Company. In order to capitalize on the large customer base of CLIC and to, increase the utilization of our customer service network and increase our revenue sources, CLIC engaged the Company to provide policy administration services relating to the retained policies (“non-transferred policies”) after the restructuring. The policy management agreement entered into between the Company and CLIC on 30 September 2003 expired on 31 December 2005. The Company and CLIC entered into a renewed policy management agreement (“Renewed Policy Management Agreement”) on 24 December 2005. Pursuant to the Renewed Policy Management Agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies, including day-to-day insurance administration services, customer services, statistics and file management, invoice and receipt management, reinstatement of non-transferred policies, applications for and renewal of additional coverage to the non-transferred policies, reinsurance, and handling of disputes relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. As in the policy management agreement entered into in September 2003, CLIC will pay the Company a service fee based on the estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force as of the last day of the period, multiplied by RMB8.0 per policy; (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The Renewed Policy Management Agreement is valid for a period of 3 years, effective from 1 January 2006 to 31 December 2008. Unless terminated by either party by giving to the other party not less than 180 days’ written notice prior to the expiry of the agreement, the agreement shall be renewed for a further period of 3 years, subject to compliance with the requirements under the Listing Rules.

For the year ended 31 December 2007, the service fee paid by CLIC to the Company amounted to RMB1,426 million.

(2)	Asset Management Agreements

(a)	Asset Management Agreement with AMC

The asset management agreement entered into between the Company and AMC, effective on 30 November 2003 and expired on 31 December 2005. The Company and AMC entered into a renewed company asset management agreement (the “Renewed Company Asset Management Agreement”) on 29 December 2005. In accordance with the Renewed Company Asset Management Agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a

Commission File Number 001-31914

discretionary basis, subject to the investment guidelines given by the Company. The Company retains the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of the Company. All investment incomes and losses (as the case may be) relating to the assets managed by AMC pursuant to the agreement will be retained and borne by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agrees to pay AMC a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The variable service fee equals to 10% of the fixed service fee per annum payable annually. The service fees were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. The Renewed Company Asset Management Agreement is for a term of two years effective from 1 January 2006 and expiring on 31 December 2007, and subject to compliance with the requirements of the Listing Rules, will be renewed for another year, unless terminated by either party giving to the other party not less than 90 days’ prior written notice to terminate the agreement at the expiration of the current term. The Company has renewed the agreement. The term of the renewed agreement is from 1 January 2008 to 31 December 2008. In addition, due to the substantial increase in the market activity of the capital market in PRC and the value of the A Share market in the PRC in 2007, assets managed by the AMC increased accordingly. The Company therefore raised the cap for 2007 from RMB360 million to RMB450 million. The Company has also set the cap amount at RMB700 million for the year 2008. Given that the revised cap represents less than 2.5% of the applicable percentage ratios as defined in the Listing Rules, the Company announced such revision on cap on 20 December 2007 pursuant to Rule 14A.34 of the Listing Rules.

For the year ended 31 December 2007, the Company paid AMC an asset management fee of RMB390 million.

(b)	Asset Management Agreement between CLIC and AMC

The asset management agreement entered into between CLIC and AMC, effective on 30 November 2003 and expired on 31 December 2005. CLIC and AMC entered into a renewed CLIC asset management agreement (“Renewed CLIC Asset Management Agreement”) on 27 December 2005. In accordance with the Renewed CLIC Asset Management Agreement, AMC agreed to manage assets entrusted to it by CLIC and invest in securities on behalf of CLIC, on a discretionary basis, subject to the investment guidelines and investment given by CLIC. CLIC retains the title of the entrusted assets and AMC, is authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC. In consideration of AMC’s investment management services, CLIC agreed to pay AMC a service fee at the rate of 0.05% per annum. Such service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. Although the service fee rates under the Renewed Company Asset Management Agreement and the Renewed CLIC Asset Management Agreement are presented differently, the ultimate comprehensive service fee rate calculated under each of these two agreements is basically the same. The Renewed CLIC Asset Management Agreement is for a term of three years, effective from 1 January 2006 and expiring on 31 December 2008. The parties will negotiate the terms of renewal of the agreement 90 days prior to its termination. The Company will comply with the relevant Listing Rules requirements in respect of such renewal.

Due to the substantial increase in the market activity of the capital market in the PRC and the value of the A Share market in the PRC for 2007, and a change in the valuation method under the PRC enterprise accounting standards (2006), for the year ended 31 December 2007, CLIC paid AMC an asset management fee of RMB104 million, which has slightly exceeded the cap amount of the transaction as announced by the Company on 30 December 2005 by RMB2 million. The Company therefore set the cap at RMB280 million for 2008. The Company has complied with relevant requirements of the Listing Rules and has made disclosure on the exceeded cap for 2007 and the revised cap for 2008. Given that the revised cap for 2008 represents less than 2.5% of the applicable percentage ratios as defined in the Listing Rules, the Company announced such revision on cap on 25 March 2008 pursuant to Rule 14A.34 of the Listing Rules.

(3)	Property Leasing Agreement

The Company entered into a renewed property leasing agreement (“Renewed Property Leasing Agreement”) with CLIC on 23 December 2005 to renew the property leasing agreement in respect of 963 properties owned by CLIC (“CLIC Owned Properties”) and 707 properties which CLIC leases (“CLIC Leased Properties”). The Renewed Property Leasing Agreement is

Commission File Number 001-31914

effective from 1 January 2006 and expiring on 31 December 2006. In relation to the CLIC Leased Properties, the term of such properties would expire at the expiration of the respective head leases, and in any event, would expire no later than 31 December 2006. Pursuant to the Renewed Property Leasing Agreement, CLIC agrees to lease the CLIC Owned Properties and the CLIC Leased Properties to the Company. The annual rent payable by the Company to CLIC in relation to the CLIC Owned Properties is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by CLIC in maintaining the properties, plus a margin of approximately 5%. The rent in respect of the CLIC Owned Properties was determined by reference to prevailing market rate contained in the valuation report prepared by an independent professional property valuer on 5 December 2005. The annual rent payable by the Company to CLIC in relation to the CLIC Leased Properties will be determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC in connection with the subletting of the properties. The Company and CLIC entered into a new property leasing agreement on 4 January 2007 for a period of 3 years, commencing on 1 January 2007 and expiring on 31 December 2009. There was no material change to the terms of the renewed agreement. This transaction is exempt from reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

The rent paid by the Company to CLIC for the year ended 31 December 2007 was RMB66 million.

CONFIRMATION BY AUDITOR

The Board of Directors has received a comfort letter from the auditor of the Company with respect to the above continuing connected transactions for the year ended 31 December 2007 which were subject to the reporting and announcement requirements, and the letter stated that:

(1)	such continuing connected transactions have been approved by the Board of Directors;

(2)	for transactions involving provision of services by the Group, they are in accordance with the pricing policies of the Company;

(3)	the transactions have been entered into in accordance with the relevant agreements governing the transactions; and

(4)	Except for the amount of asset management fee earned from CLIC, the remaining transactions have not exceeded the relevant caps. The asset management fee earned from CLIC amounted to RMB104 million for the year ended 31 December 2007, while the relevant cap of such transaction as disclosed in the announcement of the Company dated 30 December 2005 was RMB102 million.

CONFIRMATION BY INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company’s independent non-executive Directors have reviewed the above continuing connected transactions which were subject to reporting and announcement requirements, and confirmed that:

(1)	the transactions were entered into in the ordinary and usual course of business of the Company;

(2)	the transactions were conducted either on normal commercial terms or on terms that are fair and reasonable so far as the Company’s independent shareholders are concerned;

(3)	the transactions were entered into in accordance with the agreements governing those continuing connected transactions; and

(4)	except for the amount of asset management fee earned from CLIC, the amounts of the transactions have not exceeded the annual caps announced by the Company.

AWARDS

Since 2007, the Company has obtained the following awards and honours:

“Most Reliable Life Insurer of China Insurance Industry”

In January 2008, we were awarded the prize of “Most Reliable Life Insurer of the China Insurance Industry” in the large scale online poll of “2007 Top Financial Entities” organized by Hexun Communications, which was the fifth consecutive year we obtained this prize since the launch of the poll.

Commission File Number 001-31914

“The Best Corporate Public Profile Award”

In January 2008, in the “2007 Best Corporate Public Profile Election” jointly organized by the Enterprise Research Centre of the Development Research Centre of the State Council, Sohu Finance, the Chinese Credit Research Centre of Beijing University and Guang Hua Communication, we were awarded the “2007 Best Corporate Public Profile Award” for our excellent performance in the areas of corporate governance, investor relations, consumer relations and corporate social responsibility.

“100 Most Respected Listed Companies in China”

In January 2008, we were named one of the 2007 “100 Most Respected Listed Companies in China” in the election of “100 Most Respected Listed Companies in China” jointly organized by the World Executive Group, World Entrepreneur Magazine, World Finance Laboratory and Wallstreet Telecom Website. We ranked sixth among all listed companies in the Shanghai Stock Exchange and Shenzhen Stock Exchange, and were the only insurance company within the top 10 places.

Fourth place in the “Annual Ranking of the Best Brand in China”

In December 2007, in the second “Annual Ranking of the Best Brand in China” released by leading international brand consultancy firm InterBrand, China Life ranked fourth with its brand value of USD8.6 billion, ranking first in the Chinese insurance industry.

“Overall Winner Award for Corporate Governance Excellence”

In December 2007, in the first Overall Winner Award for Corporate Governance Excellence organized jointly by the Chamber of Hong Kong Listed Companies and the School of Business of the Hong Kong Baptist University, the Company was awarded the Overall Winner Award for Corporate Governance Excellence.

“Mundell - World Executive Award for Achievement in Business and Economy”

In September 2007, in the 2007 election of “Mundell - World Executive Award for Achievement in Business and Economy” organized jointly by 50 mainstream finance medium such as “World Executive Weekly”, “Mundell” magazine and “US Columbia News Commentary”, our Chairman, Mr. Yang Chao obtained this award for his outstanding performance in the areas such as leadership, business results, management strategies and social contributions.

“The Best Call Centre in the World”

In September 2007, in the Annual World Call Centre Exhibition and World Call Centre Conference held in San Diego of the USA, our 95519 telephone service centre was recommended by the Customer Relations Management Committee of the Alliance for the Promotion of the Digitisation of China, and reviewed and announced by the most influential call centre organization in the world, ICIM (International Customer Management Institute) as “The Best Call Centre in the World”. We were one of the first two recipients of the award in China and the only one in China’s insurance industry.

“China Red Cross Medal”

In September 2007, during the commencement ceremony of a large scale charity project “Healthy New Village Project” jointly organized by China Red Cross Fund and China Life Charity Fund, China Life Charity Fund donated RMB10 million for the establishment of 100 China Life Charity Clinics (stations) in poverty-stricken areas, training of 200 village doctors and provision of medical assistance to impoverished farmers suffering from serious diseases. Accordingly, we were awarded the “China Red Cross Medal” by the China Red Cross.

“Double top 500 in the world”

In June 2007, China Life Group was elected in “Fortune 500” of US “Fortune” magazine and “Top 500 Brands in the World” of World Brand Laboratory respectively, and became the only insurance brand in China honoured with “double top 500 in the world”. So far, China Life Group has been consecutively elected in “Fortune 500” of US “Fortune” magazine for 5 years, and its ranking jumped from 290th in 2003 to 192 nd in 2007. For 4 consecutive years, “China Life” has been in China’s Top 10 Most Valuable Brands, the value of the brand amounted to RMB58.867 billion.

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“2007 Favorite Company Brand among Consumers in China”

In June 2007, in the election of “Favorite Brand” among consumers in China organized by institutions such as the China Enterprise Reputation & Credibility Association (Overseas) and the Asia Brand Research Centre, China Life was awarded the “2007 Favorite Company Brand among Consumers in China” and was the only insurance company receiving this honour.

“Influencing China – 2007 best insurance product award”

In 2007, our insurance products such as “Kang Ning Insurance”, “China Life Hong Shou Annuity Insurance (participating type)”, “Rui Xiang Whole Life Product (universal type)” obtained good comments in the market. Among them, “Kang Ning Insurance” was awarded “The Most Recognized Health Insurance by the General Public”, “China Life Hong Shou Annuity Insurance (participating type)” was awarded “The Most Recognized Pension Product by the General Public”, “Rui Xiang Whole Life Product (universal type)” was awarded “Influencing China – 2007 Best Insurance Product Award”.

AUDITOR’S REPORT

Independent auditor’s report

To the shareholders of China Life Insurance Company Limited

(incorporated in the People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Life Insurance Company Limited (the “Company”) and its subsidiaries (together, the “Group”) set out on pages 85 to 172, which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures

Commission File Number 001-31914

that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group’s profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 25 March 2008

CONSOLIDATED BALANCE SHEET

	Note	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
ASSETS
Property, plant and equipment	6	16,771	14,565
Deferred policy acquisition costs (“DAC”)	7	40,851	39,230
Investments in associates	8	6,450	6,071
Financial assets
Debt securities		443,181	357,898
– held-to-maturity securities	9.1	195,703	176,559
– available-for-sale securities	9.2	241,382	176,868
– at fair value through income (held-for-trading)	9.3	6,096	4,471
Equity securities		195,147	95,493
– available-for-sale securities	9.2	176,133	62,595
– at fair value through income (held-for-trading)	9.3	19,014	32,898
Term deposits	9.5	168,594	175,476
Statutory deposits-restricted	9.6	5,773	5,353
Loans	9.7	7,144	2,371
Securities purchased under agreements to resell	9.8	5,053	—
Accrued investment income	9.9	9,857	8,461
Premiums receivables	11	6,218	6,066
Reinsurance assets	12	966	986
Other assets	13	2,382	2,212
Cash and cash equivalents		25,317	50,213

Total Assets		933,704	764,395

Commission File Number 001-31914

The notes on pages 65 to 133 form an integral part of these consolidated financial statements.

	Note	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts
Long-term traditional insurance contracts	14	218,165	172,875
Long-term investment type insurance contracts	14	284,588	282,672
Short-term insurance contracts
– reserves for claims and claim adjustment expenses	14	2,391	2,498
– unearned premium reserves	14	5,728	5,346
Deferred income	15	48,308	41,371
Financial Liabilities
Investment contracts
– with Discretionary Participation Feature (“DPF”)	16	49,068	45,998
– without DPF	16	2,234	2,614
Securities sold under agreements to repurchase	17	100	8,227
Policyholder dividends payable		58,344	26,057
Annuity and other insurance balances payable		14,111	8,891
Premiums received in advance		2,201	2,329
Other liabilities	18	8,870	5,333
Deferred tax liabilities	25	24,786	19,022
Current income tax liabilities		8,312	843
Statutory insurance fund	19	122	114

Total liabilities		727,328	624,190

Shareholders’ equity
Share capital	31	28,265	28,265
Reserves	32	114,825	77,368
Retained earnings		62,410	34,032

Total shareholders’ equity		205,500	139,665

Minority interest		876	540

Total equity		206,376	140,205

Total liabilities and equity		933,704	764,395

Commission File Number 001-31914

Approved and authorized for issue by the Board of Directors on 25 March 2008

Yang Chao	Wan Feng

Director	Director

The notes on pages 65 to 133 form an integral part of these consolidated financial statements.

BALANCE SHEET

	Note	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
ASSETS
Property, plant and equipment	6	16,427	14,235
Deferred policy acquisition costs (“DAC”)	7	40,851	39,230
Investments in subsidiaries	35	930	600
Investments in associates	8	6,071	6,071
Financial assets
Debt securities		442,545	357,359
– held-to-maturity securities	9.1	195,703	176,559
– available-for-sale securities	9.2	240,988	176,409
– at fair value through income (held-for-trading)	9.3	5,854	4,391
Equity securities		194,683	95,267
– available-for-sale securities	9.2	175,693	62,369
– at fair value through income (held-for-trading)	9.3	18,990	32,898
Term deposits	9.5	168,594	175,476
Statutory deposits—restricted	9.6	5,653	5,353
Loans	9.7	7,144	2,371
Securities purchased under agreements to resell	9.8	4,673	—
Accrued investment income	9.9	9,848	8,454
Premiums receivables	11	6,218	6,066
Reinsurance assets	12	966	986
Other assets	13	2,344	2,073
Cash and cash equivalents		24,808	49,735

Total assets		931,755	763,276

Commission File Number 001-31914

The notes on pages 65 to 133 form an integral part of these consolidated financial statements.

	Note	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts
Long-term traditional insurance contracts	14	218,165	172,875
Long-term investment type insurance contracts	14	284,588	282,672
Short-term insurance contracts
– reserves for claims and claim adjustment expenses	14	2,391	2,498
– unearned premium reserves	14	5,728	5,346
Deferred income	15	48,308	41,371
Financial liabilities
Investment contracts
– with Discretionary Participation Feature (“DPF”)	16	49,068	45,998
– without DPF	16	2,234	2,614
Securities sold under agreements to repurchase	17	100	8,027
Policyholder dividends payable		58,344	26,057
Annuity and other insurance balances payable		14,111	8,891
Premiums received in advance		2,201	2,329
Other liabilities	18	8,716	5,287
Deferred tax liabilities	25	24,743	18,991
Current income tax liabilities		8,258	752
Statutory insurance fund	19	122	114

Total liabilities		727,077	623,822

Shareholders’ equity
Share capital	31	28,265	28,265
Reserves	32	113,656	76,207
Retained earnings		62,757	34,982

Total shareholders’ equity		204,678	139,454

Total liabilities and shareholders’ equity		931,755	763,276

Commission File Number 001-31914

Approved and authorized for issue by the Board of Directors on 25 March 2008

Yang Chao	Wan Feng

Director	Director

The notes on pages 65 to 133 form an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENT

	Note	2007 RMB million	2006 RMB million
REVENUES
Gross written premiums and policy fees (including gross written premiums and policy fees from insurance contracts 2007: RMB111,286million, 2006: RMB98,840 million)		111,886	99,417
Less: premiums ceded to reinsurers		(85)	(140)

Net written premiums and policy fees		111,801	99,277
Net change in unearned premium reserves		(397)	(430)

Net premiums earned and policy fees		111,404	98,847

Net investment income	20	44,020	24,942
Net realised gains on financial assets	21	15,385	1,595
Net fair value gains on assets at fair value through income (held-for-trading)	22	18,843	20,044
Other income		1,720	1,883

Total revenues		191,372	147,311

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits	23	(17,430)	(10,797)
Accident and health claims and claim adjustment expenses	23	(6,343)	(6,999)
Increase in long-term traditional insurance contracts liabilities	23	(45,334)	(44,238)
Interest credited to long-term investment type insurance contracts	23	(7,181)	(6,386)
Interest credited to investment contracts		(1,138)	(996)
Increase in deferred income		(9,859)	(11,607)
Policyholder dividends resulting from participation in profits		(29,251)	(17,617)
Amortisation of deferred policy acquisition costs	7	(13,461)	(10,259)
Underwriting and policy acquisition costs		(2,725)	(2,415)
Administrative expenses		(11,798)	(9,339)
Other operating expenses		(1,651)	(859)
Statutory insurance fund		(219)	(194)

Total benefits, claims and expenses		(146,390)	(121,706)

Share of results of associates	8	409	—
Net profit before income tax expenses	24	45,391	25,605
Income tax expenses	25	(6,331)	(5,554)

Net profit		39,060	20,051

Attributable to:
– shareholders of the Company		38,879	19,956
– minority interest		181	95

Basic and diluted earnings per share	27	RMB 1.38	RMB 0.75

Dividends	29	11,871	3,957

Commission File Number 001-31914

The notes on pages 65 to 133 form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to shareholders of the Company		Retained Earnings RMB million	Minority Interest	Total
	Share capital RMB million (Note 31)	Reserves RMB million (Note 32)		RMB million	RMB million

As at 1 January 2006	26,765	37,225	16,388	431	80,809
Net profit	—	—	19,956	95	20,051
Issue of shares	1,500	26,820	—	—	28,320
Share issue expenses	—	(510)	—	—	(510)
Dividends paid	—	—	(1,338)	—	(1,338)
Dividends to minority interest	—	—	—	(8)	(8)
Appropriation to reserve	—	974	(974)	—	—
Unrealised gains, net of tax	—	12,859	—	22	12,881

As at 31 December 2006	28,265	77,368	34,032	540	140,205

As at 1 January 2007	28,265	77,368	34,032	540	140,205
Net profit	—	—	38,879	181	39,060
Dividends paid	—	—	(3,957)	—	(3,957)
Dividends to minority interest	—	—	—	(42)	(42)
Appropriation to reserve	—	6,544	(6,544)	—	—
Unrealised gains, net of tax	—	30,913	—	21	30,934
Capital contribution	—	—	—	179	179
Others	—	—	—	(3)	(3)

As at 31 December 2007	28,265	114,825	62,410	876	206,376

Commission File Number 001-31914

The notes on pages 65 to 133 form an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

	2007 RMB million	2006 RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before income tax expenses:	45,391	25,605
Adjustments for:
Net investment income	(45,803)	(23,495)
Net realised and unrealised gains on financial assets	(34,228)	(21,639)
Amortisation of deferred policy acquisition costs	13,461	10,259
Increase in deferred income	9,859	11,614
Interest credited to long-term investment type insurance contracts and investment contracts	8,319	7,382
Policy fees	(7,691)	(7,097)
Depreciation and amortisation	1,070	912
Amortisation of premiums and discounts	(648)	(267)
Loss on foreign exchange and impairments	641	642
Changes in operational assets and liabilities:
Deferred policy acquisition costs	(17,480)	(15,914)
Financial assets at fair value through income (held-for-trading)	31,187	8,943
Receivables and payables	28,626	15,412
Reserves for claims and claim adjustment expenses	(107)	714
Unearned premium reserves	382	199
Long-term traditional insurance contracts	45,344	44,263
Income tax paid	(1,261)	(535)
Interest received	26,392	18,939
Dividends received	19,400	4,415

Net cash inflow from operating activities	122,854	80,352

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Sales of debt securities	26,891	6,635
Maturities of debt securities	8,548	4,129
Sales of equity securities	46,829	43,363
Property, plant and equipment	207	53
Purchases:
Debt securities	(134,205)	(122,246)
Equity securities	(80,322)	(52,050)
Property, plant and equipment	(3,388)	(2,742)
Acquisition of associate	—	(6,071)
Term deposits, net	6,572	(10,719)
Securities purchased under agreements to resell, net	(5,053)	—
Other	(4,593)	(1,390)

Net cash outflow from investing activities	(138,514)	(141,038)

Commission File Number 001-31914

The notes on pages 65 to 133 form an integral part of these consolidated financial statements.

	2007 RMB million	2006 RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from investment in securities sold under agreements to repurchase, net	(8,127)	3,496
Deposits in long-term investment type insurance contracts and investment contracts	94,227	91,441
Withdrawals from long-term investment type insurance contracts and investment contracts	(90,904)	(38,088)
Net proceeds from shares issued	—	27,810
Contribution from minority shareholders	29	—
Dividends paid to the Company’s shareholders	(3,957)	(1,338)
Dividends paid to minority interest	(42)	(8)
Cash flow from other financing activities	45	—

Net cash inflow/(outflow) from financing activities	(8,729)	83,313

Net increase/(decrease) in cash and cash equivalents	(24,389)	22,627

Cash and cash equivalents
Beginning of year	50,213	28,051
Foreign currency losses on cash and cash equivalents	(507)	(465)

End of year	25,317	50,213

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	18,536	45,130
Short-term bank deposits	6,781	5,083

Commission File Number 001-31914

The notes on pages 65 to 133 form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (formerly China Life Insurance Company) (“CLIC”) and its subsidiaries (the “Restructuring”). The Company

Commission File Number 001-31914

and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

The Company is a limited liability company incorporated and located in China. The address of its registered office is: 16 Chaowai Avenue, Chaoyang District, Beijing, PRC. The Company is listed on the Stock Exchange of Hong Kong, the New York Stock Exchange and the Shanghai Stock Exchange.

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 25 March 2008.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.

2.1	Basis of preparation

These consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“HKFRS”), under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets at fair value through income.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The Hong Kong Institute of Certified Public Accountants has issued the following standards, amendments and interpretations which were effective for accounting periods beginning on or after 1 January 2007.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

(a)	Standards, amendments and interpretations to published standards effective in 2007

•

HKFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to HKAS 1, Presentation of Financial Statements – Capital Disclosures. HKFRS 7 introduces new disclosures relating to financial instruments. HKFRS 7 also amends HKFRS 4 requiring that insurance contracts issued and reinsurance contracts held are considered as if they were in the scope of HKFRS 7 for disclosures in relation to credit, liquidity and market risk. This standard does not have any impact on the classification and valuation of the Group’s financial instruments.

•

HK(IFRIC)-Int 8, Scope of HKFRS2. HK(IFRIC)-Int 8 requires consideration of transactions involving the issuance of equity instruments – where the identifiable consideration received is less than the fair value of the equity instruments issued – to establish whether or not they fall within the scope of HKFRS 2. This standard does not have any impact on the Group’s financial statements.

•

HK(IFRIC)-Int 9, Reassessment of Embedded Derivatives. HK(IFRIC)-Int 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. This standard does not have any impact on the Group’s financial statements.

•

HK(IFRIC)-Int 10, Interim Financial Reporting and Impairment. HK(IFRIC)-Int 10 prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This standard does not have any impact on the Group’s financial statements.

Commission File Number 001-31914

(b)	Standards, amendments and interpretations to published standards effective in 2007 but not relevant to the Group’s operations

•	HK(IFRIC)-Int 7, Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies.

(c)	Standards, amendments and interpretations to published standards that are not yet effective and have not been early adopted by the Group

The following have been published that are mandatory for the Group’s accounting periods beginning on or after 1 January 2008 or later periods but that the Group has not early adopted. The Group is in the process of making an assessment of the impact of these new and revised standards and interpretations.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

(c)	Standards, amendments and interpretations to published standards that are not yet effective and have not been early adopted by the Group (continued)

•

HKFRS 8, Operating Segments (effective from 1 January 2009). HKFRS 8 replaces HKAS 14. The new standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting purposes. The group will apply HKFRS 8 from 1 January 2009. The expected impact is still being assessed in detail by management.

(d)	Interpretations to published standards that are not yet effective and not relevant for the Group’s operations

•	HKAS 23 (Revised), Borrowing Costs.

•	HK(IFRIC)-Int 11, HKFRS2 – Group and Treasury Share Transactions.

•	HK(IFRIC)-Int 12, Service Concession Arrangements.

•	HK(IFRIC)-Int 13, Customer Loyalty Programmes.

•	HK(IFRIC)-Int 14, HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

2.2	Consolidation

Subsidiaries

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the Company controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the Board of Directors; or to cast the majority of votes at the meetings of the Board of Directors.

Inter-company transactions and balances within the Group are eliminated on consolidation. Minority interest represents the interest of outside shareholders in the operating results and net assets of subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal, as appropriate. The gains or losses on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group’s share of its net assets together with any goodwill which was not previously charged or recognised in the consolidated income statement.

In the Company only balance sheet the investments in subsidiaries is stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Commission File Number 001-31914

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition. Equity investment other than subsidiaries and associates are classified as available-for-sale securities when they are not designated to be measured at fair value through income.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

Associates (continued)

The Group’s share of its associates’ post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of acquired associate at the date of acquisition. Goodwill on acquisitions of associates is included in investments in associates and is tested annually for impairment as part of the overall balance. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

In the Company only balance sheet the investments in associates is stated at cost less provision for impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

2.3	Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments. In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the primary reporting format. All assets and operations of the Group are located in the PRC, which is considered as one geographical location in an economic environment with similar risks and returns. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Details of the segment information are presented in Note 5.

2.4	Foreign currency translation

The functional currency of the Group’s operations is RMB. Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are recognised in the income statement.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5	Property, plant and equipment

Property, plant and equipment are stated at historical costs less accumulated depreciation and any accumulated impairment losses.

Commission File Number 001-31914

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group.

Assets under construction represent buildings and fixtures under construction and are stated at cost. Costs include construction and acquisition costs. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

Depreciation

Depreciation is computed on a straight-line basis to write down the cost of each asset to its residual value over its estimated useful life as follows:

Estimated useful life
Buildings	15 to 35 years
Office equipment, furniture and fixtures	5 to 10 years
Motor vehicles	4 to 8 years
Leasehold improvements	Over the remaining term of the lease

The useful life and depreciation method is reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Impairment and gain or loss on sales

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in the income statement for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gain or loss on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the income statement.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Financial assets

2.6.a	Classification

The Group classifies its investments in securities into the following categories: held-to-maturity securities, financial assets at fair value through income and available-for-sale securities. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition. Financial assets other than investment in securities are loans and receivables which are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or available for sale. Loans and receivables mainly comprise term deposits, loans, securities purchased under agreements to resell and accrued investment income as presented separately in the balance sheet.

(i)	Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and debt securities that the Group has the positive intention and ability to hold to maturity.

(ii)	Financial assets at fair value through income

This category has two sub-categories: financial assets held for trading and those designated at fair value through income at inception. A financial asset is classified as held for trading at inception if acquired

Commission File Number 001-31914

principally for the purpose of selling in the short term or if it forms part of a portfolio of financial assets in which there is evidence of short term profit-taking. Any other additional financial assets may be designated at fair value through income at inception by the Group. The Group presently has no financial assets designated at fair value through income at inception.

(iii)	Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in either of the other categories.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Financial assets (continued)

2.6.b	Recognition and measurement

Purchases and sales of investments are recognised on trade date, on which the Group commits to purchase or sell assets. Investments are initially recognised at fair value plus, in the case of all financial assets not carried at fair value through income, transaction costs that are directly attributable to their acquisition. Investments are derecognised when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

Available-for-sale securities and financial assets at fair value through income are carried at fair value. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the “financial assets at fair value through income” category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale securities are recognised in equity. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in the income statement as realised gains/losses on financial assets.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models.

2.6.c	Term deposits

Term deposits include both traditional bank deposits and structured deposits. Term deposits have fixed maturity dates and are stated at amortised cost.

2.6.d	Loans

Loans originated by the Group are carried at amortised cost, net of provision for impairment in value.

2.6.e	Securities purchased under agreements to resell

The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as secured loans. Securities purchased under agreements to resell are recorded at amortised cost, i.e. their cost plus accrued interest at the balance sheet date, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated balance sheet. The Group does not take physical possession of securities purchased under agreements to resell. Sales or transfers of the securities are not permitted by the respective clearing house on which they are registered while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the clearing house.

Commission File Number 001-31914

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Financial assets (continued)

2.6.f	Impairment of financial assets other than at fair value through income

Financial assets other than those accounted for as at fair value through income are adjusted for impairments, where there are declines in value that are considered to be other than temporary. In evaluating whether a decline in value is other than temporary for equity securities, the Group considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the financial condition of and near-term prospects of the issuer; and (3) the Group’s ability and intent to hold the investment for a period of time to allow for a recovery of value. When the decline in value is considered other than temporary, relevant financial assets are written down to their net realised value and the charge is recorded in “Net realised gains/(losses) on financial assets” in the period the impairment is recognised. The impairment loss is reversed through the income statement if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognised through income statement.

2.7	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, whose carrying value approximates fair value.

2.8	Insurance contracts and investment contracts

2.8.1	Insurance contracts and investment contracts with DPF

2.8.1.a	Recognition and measurement

The Group issues contracts that transfer insurance risk or financial risk or both. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk with no significant insurance risk. A number of insurance and investment contracts contain a DPF. This feature entitles the holder to receive, as a supplement to benefits under the contracts, additional benefits or bonuses that are, at least in part, discretionary to the Group. Insurance contracts and investment contracts with DPF are classified into three main categories.

(i)	Short-term insurance contracts

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage.

Reserves for claims and claim adjustment expenses represent liabilities for claims arising under short duration accident and health insurance contracts. Claims and claim adjustment expenses are charged to the income statement as incurred. Unpaid claims and claim adjustment expense reserves represent the accumulation of estimates for ultimate losses and include provisions for claims incurred but not yet reported. The reserves represent estimates of future payments of reported and unreported claims for losses and related expenses with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgements. The Group does not discount its claims reserves, other than for settled claims with fixed payment terms. Any changes in estimates are reflected in results of operations in the period in which estimates are changed.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.1	Insurance contracts and investment contracts with DPF (continued)

2.8.1.a	Recognition and measurement (continued)

(ii)	Long-term traditional insurance contracts

Long-term traditional insurance contracts include whole life and term life insurance, endowment insurance and annuities policies with significant life contingency risk. Premiums are recognised as

Commission File Number 001-31914

revenue when due from policyholders. Benefits and expenses are provided against such revenue to recognise profits over the estimated life of the policies. Hence, for single premium and limited payment contracts, premiums are recorded as income when due with the percent-of-premium profit margin deferred and recognised in income in a constant relationship to the amount of insurance in-force for life insurance contracts and the amount of expected benefit payments for annuities.

Liabilities arising from long-term traditional insurance contracts comprise a policyholder reserve based on the net level premium valuation method and actuarial assumptions as to mortality, persistency, expenses, withdrawals, and investment return including, where appropriate a provision for adverse deviation, and a deferred profit liability for the deferred percent-of-premium profit margin, as described in Note 2.9. The assumptions are established at policy issue and remain unchanged unless adverse experience causes a deficiency in liability adequacy test as described in Note 2.8.1.b.

(iii)	Long-term investment type insurance contracts and investment contracts with DPF

Long-term investment type insurance contracts include life insurance and annuity contracts with significant investment features but with sufficiently significant insurance risk to still be considered insurance contracts under HKFRS 4.

The liabilities for long-term investment type insurance contracts and investment contracts with DPF are recognised as accumulation of deposits received less charges plus interest credited. Revenue from a contract consists of various charges (policy fees, handling fees, management fees, surrender charges) made against the contract for the cost of insurance, expenses and early surrender. Excess first year charges are deferred as an unearned revenue liability and are recognised in income over the life of the contracts in a constant relationship to estimated gross profits (as defined below in Note 2.8.3). To the extent unrealised gains or losses from available-for-sale securities affect the estimated gross profits, shadow adjustments are recognised in equity. Policy benefits and claims that are charged to expenses include benefit claims incurred in the year in excess of related contract balances and interest credited to these contracts.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.1	Insurance contracts and investment contracts with DPF (continued)

2.8.1.b	Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the contract liabilities net of related DAC. In performing these tests, current best estimates of future cash flows for each category of contracts are used to determine any deficiency for those contracts. Any deficiency is immediately charged to the income statement initially by writing off DAC and by subsequently establishing a provision for losses arising from the liability adequacy tests.

Any DAC written off as a result of the liability adequacy test cannot be subsequently reinstated.

2.8.1.c	Reinsurance contracts held

Contracts with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group and that meet the classification requirements for insurance contracts are classified as reinsurance contracts held. Contracts with reinsurers that do not meet these classification requirements are classified as financial assets. Insurance contracts entered into by the Group under which the contract holder is another insurer (inwards reinsurance) are included with insurance contracts.

The benefits to which the Group is entitled under its reinsurance contracts held are recognised as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognised as an expense when due. In certain cases a reinsurance contract is entered into for existing in-force business. Where the premium due to the reinsurer differs from the liability established by the Group for the related business, the difference is amortised over the estimated remaining settlement period.

Commission File Number 001-31914

The Group assesses its reinsurance assets for impairment as at the balance sheet date. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognises that impairment loss in the income statement. If a reinsurer is unable to satisfy its obligation under the reinsurance contracts, the liability becomes the responsibility of the Group.

2.8.1.d	DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts at 70% of distributable surplus, or at the rate specified in the contracts when higher. The distributable surplus mainly arises from net investment income, gains and losses arising from the assets supporting these contracts; if this surplus has not been declared and paid, it is included in the policyholder dividends payable.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.2	Investment contracts without DPF

Investment contracts without DPF are not considered to be insurance contracts and are accounted for as a financial liability. The liability for investment contracts without DPF is recognised as the accumulation of deposits received less charges plus interest credited.

Revenue from these contracts consists of various charges (policy fees, handling fees, management fees and surrender charges) made against the contract for the cost of insurance, expenses and early surrender. Excess first year charges are deferred as an unearned revenue liability and are recognised in income over the life of the contracts in a constant relationship to estimated gross profits (defined in Note 2.8.3).

2.8.3	Deferred policy acquisition costs (“DAC”)

The costs of acquiring new and renewal business including commissions, underwriting and policy issue expenses, which vary with and are primarily related to the production of new and renewal business, are deferred. DAC are subject to recoverability testing at the time of policy issue and at the end of each accounting period. Future investment income is taken into account in assessing recoverability.

DAC for long-term traditional insurance contracts are amortised over the premium paying period as a constant percentage of expected premiums. Expected premiums are based upon assumptions defined at the date of policy issue. These assumptions are consistently applied throughout the premium paying period unless adverse experience causes a deficiency in liability adequacy test as described in Note 2.8.1.b.

DAC for long-term investment type insurance contracts and investment contracts are amortised over the expected life of the contracts as a constant percent of the present value of estimated gross profits expected to be realised over the life of the contract. To the extent unrealised gains or losses from available-for-sale securities affect the estimated gross profits, shadow adjustments are recognised in the shareholders’ equity.

Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the future interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit periods. Deviations of actual results from estimated experience are reflected in the income statement.

Commission File Number 001-31914

2.9	Deferred income

Deferred income includes the deferred profit liability arising from long-term traditional insurance contracts and the unearned revenue liability arising from long-term investment type insurance contracts and investment contracts. Both are described in Note 2.8.1.a and Note 2.8.2. Both deferred income amounts will be released to income statement over the remaining lifetime of the business.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.10	Securities sold with agreements to repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within 180 days from the transaction date. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at amortised cost, i.e. their cost plus accrued interest at the balance sheet date. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated balance sheet.

2.11	Derivative instruments

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss of derivative financial instruments is recognized in income statement. Fair values are obtained from quoted market prices in active markets, including recent market transactions and valuation techniques, including discounted cash flow models and options pricing models, as appropriate. The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Embedded derivatives that are not closely related to their host contracts and meet the definition of a derivative are separated and fair valued through profit or loss. The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or embedded options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate). All the other embedded derivatives held by the Group are deemed either to be closely related to the host contracts or measured at fair value with changes in fair value recognised in the income statement.

2.12	Employee benefits

Pension benefits

The full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulas. These government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans. Under these plans, the Group has no legal or constructive obligation for retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

Housing benefits

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.13	Share capital

Shares are classified as equity when there is no obligation to transfer cash or other assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds.

Commission File Number 001-31914

2.14	Revenue recognition

Turnover of the Group represents the total revenues.

Premiums and policy fees

Premiums from long-term traditional life insurance contracts are recognised as revenue when due from the policyholders. Revenue from long-term investment type insurance contracts and investment contracts consists of policy fees, handling fees, management fees and surrender charges assessed for the cost of insurance, expenses and early surrenders during the year which are recognised when due.

Premiums from the sale of short-term accident and health insurance contracts are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Contracts for which the period of risk differs significantly from the contract period recognise premiums over the period of risk in proportion to the amount of insurance protection provided.

Net investment income

Net investment income is comprised of interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, loans, and dividend income from equity securities less interest expense from securities sold under agreements to repurchase and investment expenses. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognised when the right to receive dividend payment is established.

2.15	Deferred taxation

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Substantively enacted tax rates are used in the determination of deferred income tax.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be recognised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.16	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments under operating leases are charged to the income statement on a straight-line basis over the lease periods.

2.17	Contingencies

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised in the balance sheet but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable and can be reliably measured, it will then be recognised as a provision.

2.18	Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s financial statements in the year in which the dividends are approved by the Company’s shareholders.

Commission File Number 001-31914

2.19	Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is remeasured at each balance sheet date to its fair value until settlement with all changes included in administrative expenses in the consolidated income statement. The related liability is included in other liabilities.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

3.1	Estimate of future benefit payments and premiums arising from long-term traditional insurance contracts and related deferred policy acquisition costs

The determination of the liabilities under long-term traditional insurance contracts is dependent on estimates made by the Group. For the long-term traditional insurance contracts, estimates are made in two stages. Assumptions about mortality rates, morbidity rates, lapse rates, investment returns, and administration and claim settlement expenses are made at inception of the contract. A provision for adverse deviation in experience is added to the assumptions, where appropriate. Assumptions are “locked in” for the duration of the contract. New estimates are made each subsequent year in order to determine whether the previous liabilities are adequate in the light of these latest estimates. If the liabilities are considered adequate, the assumptions are not altered. If they are not adequate, the assumptions are altered (“unlocked”) first by reducing the provision for adverse deviation and then by reflecting current best estimate assumptions. A key feature of the adequacy testing for these contracts is that the effects of changes in the assumptions on the measurement of the liabilities and related assets are not symmetrical. Any improvements in experience will have no impact on the value of the liabilities and related assets until the liabilities are derecognised. However, significant deterioration in experience can lead to an immediate increase in the liabilities.

The assumed lapse rates, mortality rates and morbidity rates are described in Note 14. Investment return assumptions are based on estimates of future yields on the Group’s investments as described in Note 14. The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation as described in Note 14.

3.2	Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities net of related DAC. Liability adequacy testing is performed by portfolio of contracts that are subject to broadly similar risks. In performing these tests, current best estimates of future cash flows under the contracts are used. As set out in Note 3.1 above, liability assumptions for long-term traditional insurance contracts are defined at the inception of the contract. When the liability adequacy test requires the adoption of new best estimate assumptions, such assumptions (without margins for adverse deviation) are used for the subsequent measurement of these liabilities. Any DAC written off as a result of this test cannot subsequently be reinstated.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES (continued)

3.3	Investments

The Group’s principal investments are debt securities, equity securities and term deposits. The critical estimates and judgments are those associated with the recognition of impairment and the determination of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.6.f.

Fair value is defined as the amount at which the financial assets and liabilities could be exchanged in a current transaction between knowledgeable willing parties in an arm’s length transaction, rather than in a forced or liquidation sale. The methods and assumptions used by the Group in estimating the fair value of the financial assets and liabilities are:

–	Debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments and valuation techniques when the market is not active.

Commission File Number 001-31914

–	Equity securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. Equity securities, for which fair values cannot be measured reliably, are recognised at cost less impairment.

–	Term deposits (excluding structured deposits), loans and securities purchased or sold under agreements to resell or repurchase: the carrying amounts of these assets in the balance sheet approximate fair values.

–	Structured deposits: the market for structured deposits is not active, the Group establishes fair value by using discounted cash flow analysis and option pricing models as the valuation technique. The Group uses the US$ swap rate (the benchmark rate) to determine the fair value of financial instruments. Due to the complexity of structured deposits, significant judgement and estimates are involved in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate in the circumstances.

4 MANAGEMENT OF INSURANCE AND FINANCIAL RISK

The Group issues contracts that transfer insurance risk or financial risk or both. This section summarises these risks and the way the Group manages them.

4.1	Insurance risk

The risk under any one insurance contract is the possibility that an insured event occurs and there is uncertainty about the amount of the resulting claim. By the very nature of an insurance contract, this risk is random and therefore unpredictable. For a portfolio of insurance contracts where the theory of probability is applied to pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments exceed the carrying amount of the insurance liabilities. This occurs when the frequency or severity of claims and benefits exceeds the estimates. Insurance events are random and the actual number of claims and the amount of benefits paid will vary each year from estimates established using statistical techniques.

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability about the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the type of insurance risks accepted and within each of these categories to achieve a sufficiently large population of risks to reduce the variability of the expected outcome. The Group manages insurance risk through underwriting strategy, reinsurance arrangements and claims handling.

The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. The products reinsured include: life insurance, accident, health insurance, and risk liability embedded annuity or death, disability, accident, illness and assistance in terms of product category or function respectively. The Group has entered into six reinsurance agreements. These reinsurances agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group’s direct insurance liabilities to the policyholder are not eliminated because of credit risk associated with the failure of reinsurance companies to fulfil their responsibilities.

4 MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.1	Insurance risk (continued)

The Group offers life insurance, annuity, accident and health insurance products. All operations of the Group are located in the PRC. The table below presents the Group’s major products of long-term traditional insurance contracts:

Product name	2007 RMB million	%	2006 RMB million	%
Premium
Kang Ning Whole Life (a)	29,850	32.3%	26,079	32.0%
Hong Xin Endowment (b)	21,673	23.5%	26,781	33.0%
Meiman Yisheng Annunity (d)	10,322	11.2%	1,359	1.7%
Others	30,451	33.0%	27,011	33.3%

Total	92,296	100.0%	81,230	100.0%

Insurance benefits
Kang Ning Whole Life (a)	3,184	18.3%	2,498	23.1%
Hong Xin Endowment (b)	3,961	22.7%	1,368	12.7%
Qian Xi Endowment (c)	3,706	21.3%	2,454	22.7%
Others	6,579	37.7%	4,477	41.5%

Total	17,430	100.0%	10,797	100.0%

Liabilities of long-term traditional insurance contracts
Kang Ning Whole Life (a)	73,405	33.6%	57,406	33.2%
Hong Xin Endowment (b)	48,868	22.4%	37,647	21.8%
Qian Xi Endowment (c)	25,022	11.5%	23,700	13.7%
Others	70,870	32.5%	54,122	31.3%

Total	218,165	100.0%	172,875	100.0%

4 MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.1	Insurance risk (continued)

(a)	Kang Ning Whole Life is long-term individual whole life traditional insurance contract with options for premium term of single, 10 years or 20 years. Its critical illness benefit accounts for 200% of basic sum insured. Both death and disability benefit are paid at 300% of basic sum insured less any paid critical illness benefit.

(b)	Hong Xin Endowment is long-term individual endowment traditional insurance contract with options for premium term of single, 3 years, 5 years or 10 years. The insured can be benefited up to age of 80. Its endowment benefit accounts for 9% of basic sum insured every three years. Death and maturity benefit are paid at 200% and 150% of basic sum insured, respectively.

Commission File Number 001-31914

(c)	Qian Xi Endowment is long-term individual endowment traditional insurance contract with options for premium term of single, 10 years, 20 years or 30 years. The benefit term is whole life. Its endowment benefit accounts for 5% of basic sum insured every three years and death benefit is increased by 5% of basic sum insured every year that renewal premium is paid.

(d)	Meiman Yisheng Annuity is long-term individual participating traditional insurance contract with options for premium term of 3 years, 5 years, 8 years or 12 years. The insured can be benefited up to age of 75. Its endowment benefit accounts for 1% of basic sum insured multiplied by number of premium payments every year. Death and maturity benefit are paid at 110% and 100% of basic sum insured multiplied by number of premium payments, respectively.

For long-term investment type insurance contracts, Hong Feng Endowment is the major product with RMB48,430 million of deposits in 2007 (2006: RMB47,742 million), representing 66.8% (2006: 67.7%) of total received deposits for long-term investment type insurance contracts.

Participating contracts for the year ended 31 December 2007 represented approximately 53% of gross and net life insurance premium and policy fees, respectively (2006: 52%). The net investment income, net realised gains on financial assets and net fair value gains on assets at fair value through income (held-for-trading) attributable to participating contracts in 2007 are RMB29,133 million, RMB10,673 million and RMB11,125 million respectively (2006: RMB16,600 million, RMB849 million and RMB16,149 million).

4 MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.1	Insurance risk (continued)

Sensitivity Analysis

For liabilities under long-term traditional insurance contracts and long-term investment type insurance contracts, changes in mortality rates, morbidity rates will not cause a change to the carrying amount of the liabilities, unless the change is severe enough to trigger a liability adequacy test adjustment. If the actual mortality rates or morbidity rates increase/decrease from current assumptions by 10%, there will be no impact to the Group’s consolidated financial statements as the deviation will not trigger a liability adequacy test adjustment.

For liabilities under long-term traditional insurance contracts, long-term investment type insurance contracts and investment contracts with DPF, changes in investment returns will not cause a change to the carrying amount of the liabilities, unless the change is severe enough to trigger a liability adequacy test adjustment. If the investment returns are 50 basis points lower or higher than current assumptions, there will be no impact to the Group’s consolidated financial statements since the variance will not trigger a liability adequacy test adjustment.

As disclosed in Note 2.8.3 and Note 2.8.1.a, DAC and unearned revenue liability (“URL”) for long-term investment type insurance contracts and investment contracts are amortised and recognised in income respectively over the expected life of the contracts as a constant percent of the present value of estimated gross profits expected to be realised over the life of the contract. Although the Group measures the expected gross profits based on an investment return assumption updated on an annual basis, change in the investment return assumption will not cause material impact on the Group’s consolidated financial statements since the net amount of DAC amortization and change of URL is not material.

Short-term insurance contract liabilities are not directly sensitive to the level of investment returns, as they are undiscounted and contractually non-interest-bearing. Investment contracts without DPF are accounted for at amortised cost and their carrying amounts are not sensitive to changes in the level of investment returns.

For liabilities under short-term insurance contracts, if the loss ratio had increased/decreased by 100 basis points with all other variables held constant, pre-tax profit for the year would have been RMB114 million (2006: RMB106 million) lower/higher.

Commission File Number 001-31914

4 MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and manages financial risks in close cooperation with the Group’s operating units. The Group provides written principles for overall risk management, as well as written policies covering specific areas, such as managing market risk, credit risk, and liquidity risk.

The Group manages financial risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer. The structure of the investment portfolio held by the Group is seen in Note 9 to the consolidated financial statements.

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur, and changes in some of the assumptions may be correlated (for example, change in interest rate and change in market values).

4.2.1	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The Group’s financial assets are principally comprised of term deposits and debt securities. Changes in the level of interest rates can have a significant impact on the Group’s overall investment return. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.

The Group manages interest rate risk through adjustments to portfolio structure and duration, and, to the extent possible, by monitoring the mean duration of its assets and liabilities.

The sensitivity analysis for interest rate risk illustrates how changes in interest income and the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates at the reporting date.

At 31 December 2007, if market interest rates had been 50 basis points higher/lower with all other variables held constant, pre-tax profit for the year would have been RMB527 million (2006: RMB664 million) higher/lower, mainly as a result of higher/lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits-restricted and debt securities and the fair value losses/gains on debt securities assets at fair value through income (held-for-trading), net of impact thereof on undistributed participating policyholders’ dividends. Pre-tax available-for-sale reserve in equity would have been RMB6,489 million (2006: RMB4,068 million) lower/higher as a result of a decrease/increase in the fair value of available-for-sale securities, net of impact thereof on undistributed participating policyholders’ dividends and other shadow adjustments.

4 MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(ii)	Price risk

Price risk arises mainly from the volatility of prices of equity securities held by the Group. Prices of equity securities are determined by market forces. The Group is subject to increased market risk largely because China’s stock markets are relatively volatile.

Commission File Number 001-31914

The Group manages price risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.

At 31 December 2007, if all the Group’s equity securities’ prices had increased/decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB1,072 million (2006: RMB1,548 million) higher/lower, mainly as a result of an increase/decrease in fair value of equity securities excluding available-for-sale securities, net of impact thereof on undistributed participating policyholders’ dividends. Pre-tax available-for-sale reserve in equity would have been RMB12,079 million higher/lower (2006: RMB4,244 million) as a result of an increase/decrease in fair value of available-for-sale equity securities, net of impact thereof on undistributed participating policyholders’ dividends and other shadow adjustments.

(iii)	Currency risk

Currency risk is volatility of fair value or future cash flows of financial instruments resulting from changes in foreign currency exchange rates. The Group operates principally in the PRC except for limited exposure to foreign exchange rate risk arising primarily with respect to structured deposits, debt securities and common stock denominated in US dollar (“US$”) or HK dollar (“HK$”).

The Group holds shares traded on the HK stock market which are traded in HK dollars. Investment income from H share holdings have offset the adverse impact of the appreciation of the Renminbi and thus spread the risk indirectly.

The following table summaries financial assets denominated in currencies other than RMB as at 31 December 2007 and 2006.

4 MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

As at 31 December 2007	US$ RMB million	HK$ RMB million	Total RMB million
Equity securities	—	8,476	8,476
Debt securities	3,119	—	3,119
Term deposits (excluding structured deposits)	219	—	219
Structured deposits	4,346	—	4,346
Cash and cash equivalents	6,844	45	6,889

Total	14,528	8,521	23,049

As at 31 December 2006	US$ RMB million	HK$ RMB million	Total RMB million
Equity securities	—	6,884	6,884
Debt securities	3,334	—	3,334
Term deposits (excluding structured deposits)	3,358	—	3,358
Structured deposits	4,646	—	4,646
Cash and cash equivalents	5,083	82	5,165

Total	16,421	6,966	23,387

Monetary assets are exposed to currency risk whereas non-monetary assets, such as equity securities, expose themselves to price risk. As at 31 December 2007, if RMB had strengthened/weakened by 10% against USD and HK dollar with all other variables held constant, pre-tax profit for the year would have been RMB1,457 million (2006: RMB1,650 million) lower/higher, mainly as a result of foreign exchange losses/gains on translation of USD and HK dollar denominated financial assets other than the equity securities included in the table above.

4 MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk

Credit risk is the risk that one party to a financial transaction or the issuer of a financial instrument will fail to discharge an obligation and cause another party to incur a financial loss. Because the Group is limited in the types of investments as permitted by China Insurance Regulatory Commission (“CIRC”) and a significant portion of the portfolio is in government bonds, government agency bonds and term deposits with the state-owned commercial banks, the Group’s overall exposure to credit risk is relatively low.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house fundamental analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment.

Credit exposure

The carrying amount of financial assets included on the consolidated balance sheet represents the maximum credit exposure without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposures relating to off-balance sheet items as at 31 December 2007 and 2006.

Collateral and other credit enhancements

Securities purchased under agreements to resell are pledged by counterpart’s debt securities or term deposits of which the Group could take the ownership should the owner of the collateral default. Policy loans and premium receivables are collateralized by their policies’ cash value according to the terms and conditions of policy loan contracts and policy contracts respectively signed by the Group together with policyholders.

Credit quality

The Group’s debt securities investment includes government bonds, government agency bonds, corporate bonds and subordinated bonds/debts. As at 31 December 2007, 98.9% (as at 31 December 2006: 99.9%) of the corporate bonds held by the Group have credit rating of AA/A-2 or above. As at 31 December 2007, 99.1% (as at 31 December 2006: 99.1%) of the subordinated bonds/debts held by the Group either have credit rating of AA/A-2 or above, or were issued by national commercial banks. The bond/debt’s credit rating is assigned by a qualified appraisal institution in the PRC at the time of its issuance.

As at 31 December 2007, 94.8% (as at 31 December 2006: 96.8%) of the Group’s bank deposits are with the four largest state-owned commercial banks and other national commercial banks in the PRC, and almost all of the reinsurance agreements of the Group are with a state-owned reinsurance company. The Group believes these commercial banks and the reinsurance company have a high credit quality. As a result, the Group concludes credit

Commission File Number 001-31914

risk associated with term deposits and accrued investment income thereof, statutory deposits-restricted, cash equivalents and reinsurance assets will not cause material impact on the Group’s consolidated financial statements as at 31 December 2007 and 2006.

The credit risk associated with securities purchased under agreements to resell, policy loans and premium receivables will not cause a material impact on the Group’s consolidated financial statements taking into consideration of their collateral held and maturity term of no more than one year as at 31 December 2007 and 2006.

4 MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group will not have access to sufficient funds to meet its liabilities as they become due.

In the normal course of business, the Group attempts to match the maturity of investment assets to the maturity of insurance liabilities.

The following tables set forth the contractual undiscounted cash flows for financial liabilities excluding investment contracts as well as expected undiscounted cash flows for insurance contracts and investment contracts.

	Contractual and expected cash flows (undiscounted)
As at 31 December 2007	Carrying amount	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
	(RMB million)
Financial and insurance liabilities

Expected cash flows out/(in)
Short-term insurance contracts	8,119	5,564	—	—	—
Long-term traditional insurance contracts	218,165	(43,182)	(52,962)	(24,852)	717,464
Long-term investment type insurance contracts	284,588	67,012	85,571	79,443	123,878

Investment contracts	51,302	14,345	15,450	8,910	37,279

Contractual cash flows out
Securities sold under agreements to repurchase	100	100	—	—	—
Annuity and other insurance balances payable	14,111	14,111	—	—	—

Commission File Number 001-31914

4 MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

	Contractual and expected cash flows (undiscounted)
As at 31 December 2006	Carrying amount	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
	(RMB million)
Financial and insurance liabilities

Expected cash flows out/(in)
Short-term insurance contracts	7,844	5,438	—	—	—
Long-term traditional insurance contracts	172,875	(36,803)	(45,574)	(25,033)	561,609
Long-term investment type insurance contracts	282,672	52,614	105,460	83,673	109,851

Investment contracts	48,612	12,897	15,842	10,546	20,956

Contractual cash flows out
Securities sold under agreements to repurchase	8,227	8,227	—	—	—
Annuity and other insurance balances payable	8,891	8,891	—	—	—

The amounts set forth in the tables above for insurance and investment contracts in each column are the cash flows representing expected future benefit payments taking into consideration of future premiums payments or deposits from policyholders. The estimate is affected by assumptions related to mortality, morbidity, lapses, withdrawals, credited rates, loss ratio, claim adjustment expenses and other assumptions. Actual experience may differ from estimates.

As at 31 December 2007, declared dividends of RMB26,238 million (as at 31 December 2006: RMB9,018 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Another maturity analysis assuming all long-term insurance contracts and investment contracts were surrendered immediately would have been RMB571,465 million at 31 December 2007 (at 31 December 2006: RMB512,353 million), payable within one year. Although contractually these options can be exercised immediately by all policyholders, at once, the Group’s expected cash flows are as shown in the above tables based on its experience and future expectations.

Commission File Number 001-31914

4 MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.4	Capital management

The Group’s objectives when managing capital are to comply with the insurance capital requirements required by the CIRC to meet the minimum solvency margin and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Group is also subject to other local capital requirements, such as Statutory deposits–restricted requirement and Statutory reserve fund requirement, discussed in detail under Note 9.6 and Note 32, respectively.

The Group ensures its continuous and full compliance with the regulations mainly through monitoring quarterly and annual static solvency margin, as well as the dynamic solvency margin, which predicts the solvency margin for the next three years based on different scenarios. It has complied with all the local capital requirements.

The table below summarises the solvency ratio of the Company, the regulatory capital held (represented by actual solvency margin) against the minimum required capital (represented by minimum solvency margin).

	As at 31 December
	2007 RMB million	2006 RMB million
Actual solvency margin	168,357	96,297
Minimum solvency margin	32,054	27,549
Solvency ratio	525%	350%

According to CIRC Order [2003] No.1, all insurance companies have to report their actual solvency margin (i.e. admitted statutory capital and surplus) to the CIRC at the end of each fiscal year. The solvency ratio is computed by dividing the actual solvency margin by the minimum solvency margin (i.e. minimum statutory capital and surplus necessary to satisfy regulatory requirement). CIRC will closely monitor those insurance companies with solvency ratio less than 100% and may, depending on the individual circumstances, undertake certain regulatory measures, including but not limited to restricting the payment of dividends.

5 SEGMENT INFORMATION

5.1	Business segments

The Group has the following main business segments:

(i)	Individual life insurance business

Individual life insurance business relates primarily to the sale of insurance contracts and investment contracts to individuals and comprises participating and non-participating business. Participating life insurance business relates primarily to the sale of participating contracts, which provides the policyholder with a participation in the profits arising from the invested assets relating to the policy and mortality gains, as described in Note 2.8.1.d. Non-participating insurance business relates primarily to non-participating life insurance and annuity products, which provides guaranteed benefits to the insured without a participation in the profits.

(ii)	Group life insurance business

Group life insurance business relates primarily to the sale of insurance contracts and investment contracts to group entities and comprises participating and non-participating business as described above.

(iii)	Accident and health insurance business

Accident and health insurance business relates primarily to the sale of accident and health insurance and accident only products.

Commission File Number 001-31914

(iv)	Corporate and other

Corporate and other business relates primarily to income and expenses in respect of the provision of the services to CLIC, as described in Note 30, share of results of associates and unallocated income taxes.

5.2	Basis of allocating net investment income, realised and unrealised gains or losses and administrative and other operating expenses

Net investment income, net realised gains or losses on financial assets, net fair value gains or losses on assets at fair value through income (held-for-trading) and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average statutory policyholder reserve and claims provision at the beginning and end of the year. Administrative and other operating expenses are allocated among segments in proportion to the unit cost of products in the respective segments.

5 SEGMENT INFORMATION (continued)

	For the year ended 31 December 2007
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Revenues
Gross written premiums and policy fees	98,484	1,503	11,899	—	111,886
Gross written premiums	91,420	876	11,899	—
– Term Life	175	9	—	—
– Whole Life	31,943	678	—	—
– Endowment	40,278	—	—	—
– Annuity	19,024	189	—	—
Policy fees	7,064	627	—	—
Net premiums earned and policy fees	98,470	1,503	11,431	—	111,404
Net investment income	39,489	3,902	629	—	44,020
Net realised gains on financial assets	13,801	1,364	220	—	15,385
Net fair value gains on assets at fair value through income (held–for-trading)	16,904	1,670	269	—	18,843
Other income	—	—	—	1,720	1,720

Segment revenues	168,664	8,439	12,549	1,720	191,372

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(16,463)	(967)	—	—	(17,430)
Accident and health claims and claim adjustment expenses	—	—	(6,343)	—	(6,343)
Increase/decrease in long-term traditional insurance contracts liabilities	(45,370)	36	—	—	(45,334)
Interest credited to long-term investment type insurance contracts	(7,157)	(24)	—	—	(7,181)

Commission File Number 001-31914

Interest credited to investment contracts	—	(1,138)	—	—	(1,138)
Increase in deferred income	(9,828)	(31)	—	—	(9,859)
Policyholder dividends resulting from participation in profits	(25,729)	(3,522)	—	—	(29,251)
Amortisation of deferred policy acquisition costs	(12,182)	(485)	(794)	—	(13,461)
Underwriting and policy acquisition costs	(2,013)	(6)	(703)	(3)	(2,725)
Administrative expenses	(7,214)	(606)	(2,192)	(1,786)	(11,798)
Other operating expenses	(1,343)	(132)	(106)	(70)	(1,651)
Statutory insurance fund	(163)	(1)	(55)	—	(219)

Segment benefits, claims and expenses	(127,462)	(6,876)	(10,193)	(1,859)	(146,390)

Share of results of associates	—	—	—	409	409

Segment results	41,202	1,563	2,356	270	45,391

Income tax expenses	—	—	—	(6,331)	(6,331)

Net profit/(loss)	41,202	1,563	2,356	(6,061)	39,060

Attributable to
– shareholders of the Company	41,202	1,563	2,356	(6,242)	38,879
– minority interest	—	—	—	181	181

Unrealised gains/(losses) included in shareholders’ equity	27,758	2,743	442	(30)	30,913

5 SEGMENT INFORMATION (continued)

	As at 31 December 2007
	Individual life	Group life	Accident &Health	Corporate & other	Total
	(RMB million)
Assets

Financial assets	748,831	73,988	11,930	—	834,749
Deferred policy acquisition costs	39,037	764	1,050	—	40,851
Cash and cash equivalents	22,711	2,244	362	—	25,317

Segment assets	810,579	76,996	13,342	—	900,917

Commission File Number 001-31914

Unallocated
Property, plant and equipment					16,771
Other assets					16,016

Total					933,704

Liabilities

Insurance contracts
Long-term traditional insurance contracts	216,280	1,885	—	—	218,165
Long-term investment type insurance contracts	283,520	1,068	—	—	284,588
Short-term insurance contracts
– reserves for claims and claim adjustment expenses	—	—	2,391	—	2,391
– unearned premium reserves	—	—	5,728	—	5,728
Deferred income	47,761	547	—	—	48,308
Financial liabilities
Investment contracts
– with DPF	—	49,068	—	—	49,068
– without DPF	—	2,234	—	—	2,234
Securities sold under agreements to repurchase	90	9	1	—	100

Segment liabilities	547,651	54,811	8,120	—	610,582

Unallocated
Other liabilities					116,746

Total					727,328

5 SEGMENT INFORMATION (continued)

	For the year ended 31 December 2006
	Individual life	Group life	Accident &Health	Corporate &other	Total
	(RMB million)
Revenues

Gross written premiums and policy fees	86,587	1,740	11,090	—	99,417
Gross written premiums	80,086	1,144	11,090	—
– Term Life	177	26	—	—
– Whole Life	28,079	886	—	—
– Endowment	43,583	—	—	—
– Annuity	8,247	232	—	—

Commission File Number 001-31914

Policy fees	6,501	596	—	—
Net premiums earned and policy fees	86,519	1,735	10,593	—	98,847
Net investment income	22,215	2,462	265	—	24,942
Net realised gains on financial assets	1,421	157	17	—	1,595
Net fair value gains on assets at fair value through income (held-for-trading)	17,852	1,979	213	—	20,044
Other income	—	—	—	1,883	1,883

Segment revenues	128,007	6,333	11,088	1,883	147,311

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(10,125)	(672)	—	—	(10,797)
Accident and health claims and claim adjustment expenses	—	—	(6,999)	—	(6,999)
Increase in long-term traditional insurance contracts liabilities	(43,915)	(323)	—	—	(44,238)
Interest credited to long-term investment type insurance contracts	(6,365)	(21)	—	—	(6,386)
Interest credited to investment contracts	—	(996)	—	—	(996)
Increase in deferred income	(11,307)	(300)	—	—	(11,607)
Policyholder dividends resulting from participation in profits	(15,536)	(2,081)	—	—	(17,617)
Amortisation of deferred policy acquisition costs	(9,391)	(265)	(603)	—	(10,259)
Underwriting and policy acquisition costs	(1,822)	(40)	(553)	—	(2,415)
Administrative expenses	(5,109)	(699)	(1,855)	(1,676)	(9,339)
Other operating expenses	(629)	(71)	(21)	(138)	(859)
Statutory insurance fund	(145)	(1)	(48)	—	(194)

Segment benefits, claims and expenses	(104,344)	(5,469)	(10,079)	(1,814)	(121,706)

Segment results	23,663	864	1,009	69	25,605

Income tax expenses	—	—	—	(5,554)	(5,554)

Net profit/(loss)	23,663	864	1,009	(5,485)	20,051

Attributable to
– shareholders of the Company	23,663	864	1,009	(5,580)	19,956
– minority interest	—	—	—	95	95

Unrealised gains included in shareholders’ equity	11,452	1,270	137	—	12,859

Commission File Number 001-31914

5 SEGMENT INFORMATION (continued)

	As at 31 December 2006
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Assets

Financial assets	574,503	63,685	6,864	—	645,052
Deferred policy acquisition costs	37,591	845	794	—	39,230
Cash and cash equivalents	44,721	4,958	534	—	50,213

Segment assets	656,815	69,488	8,192	—	734,495

Unallocated
Property, plant and equipment					14,565
Other assets					15,335

Total					764,395

Liabilities

Insurance contracts
Long-term traditional insurance contracts	170,954	1,921	—	—	172,875
Long-term investment type insurance contracts	281,847	825	—	—	282,672
Short-term insurance contracts
– reserves for claims and claim adjustment expenses	—	—	2,498	—	2,498
– unearned premium reserves	—	—	5,346	—	5,346
Deferred income	40,744	627	—	—	41,371
Financial liabilities
Investment contracts
– with DPF	—	45,998	—	—	45,998
– without DPF	—	2,614	—	—	2,614
Securities sold under agreements to repurchase	7,327	812	88	—	8,227

Segment liabilities	500,872	52,797	7,932	—	561,601

Unallocated
Other liabilities					62,589

Total					624,190

Commission File Number 001-31914

6 PROPERTY, PLANT AND EQUIPMENT

Group:

	2007
	Buildings RMB million	Office equipment, Furniture and fixtures RMB million	Motor vehicles RMB million	Assets under construction RMB million	Leasehold improvements RMB million	Total RMB million
Cost
As at 1 January 2007	12,925	3,210	1,815	2,160	218	20,328
Additions	1,014	789	310	1,190	122	3,425
Disposals	(51)	(151)	(98)	(142)	(7)	(449)
Transfers upon completion	614	—	—	(614)	—	—

As at 31 December 2007	14,502	3,848	2,027	2,594	333	23,304

Accumulated depreciation and impairment
As at 1 January 2007	(2,509)	(1,800)	(1,337)	—	(117)	(5,763)
Charges for the year	(408)	(446)	(124)	—	(42)	(1,020)
Disposals	13	146	91	—	—	250

As at 31 December 2007	(2,904)	(2,100)	(1,370)	—	(159)	(6,533)

Net book value
As at 1 January 2007	10,416	1,410	478	2,160	101	14,565

As at 31 December 2007	11,598	1,748	657	2,594	174	16,771

Commission File Number 001-31914

6 PROPERTY, PLANT AND EQUIPMENT (continued)

Group:

	2006
	Buildings RMB million	Office equipment, Furniture and fixtures RMB million	Motor vehicles RMB million	Assets under construction RMB million	Leasehold improvements RMB million	Total RMB million
Cost
As at 1 January 2006	12,144	2,746	1,711	1,086	152	17,839
Additions	152	561	212	1,773	61	2,759
Disposals	(41)	(119)	(108)	—	(2)	(270)
Transfers upon completion	670	22	—	(699)	7	—

As at 31 December 2006	12,925	3,210	1,815	2,160	218	20,328

Accumulated depreciation and impairment
As at 1 January 2006	(2,164)	(1,540)	(1,325)	—	(100)	(5,129)
Charges for the year	(345)	(373)	(112)	—	(18)	(848)
Impairment loss	(3)	—	—	—	—	(3)
Disposals	3	113	100	—	1	217

As at 31 December 2006	(2,509)	(1,800)	(1,337)	—	(117)	(5,763)

Net book value
As at 1 January 2006	9,980	1,206	386	1,086	52	12,710

As at 31 December 2006	10,416	1,410	478	2,160	101	14,565

Commission File Number 001-31914

6 PROPERTY, PLANT AND EQUIPMENT (continued)

Company:

	2007
	Buildings RMB million	Office equipment, Furniture and fixtures RMB million	Motor vehicles RMB million	Assets under construction RMB million	Leasehold improvements RMB million	Total RMB million
Cost
As at 1 January 2007	12,925	3,179	1,811	1,852	218	19,985
Additions	1,014	772	307	1,160	122	3,375
Disposals	(48)	(150)	(98)	(125)	(7)	(428)
Transfers upon completion	299	—	—	(299)	—	—

As at 31 December 2007	14,190	3,801	2,020	2,588	333	22,932

Accumulated depreciation and impairment
As at 1 January 2007	(2,509)	(1,789)	(1,335)	—	(117)	(5,750)
Charges for the year	(396)	(442)	(124)	—	(42)	(1,004)
Disposals	13	145	91	—	—	249

As at 31 December 2007	(2,892)	(2,086)	(1,368)	—	(159)	(6,505)

Net book value
As at 1 January 2007	10,416	1,390	476	1,852	101	14,235
As at 31 December 2007	11,298	1,715	652	2,588	174	16,427

6 PROPERTY, PLANT AND EQUIPMENT (continued)

Company:

	2006
	Buildings RMB million	Office equipment, furniture and fixtures RMB million	Motor vehicles RMB million	Assets under construction RMB million	Leasehold improvements RMB million	Total RMB million
Cost
As at 1 January 2006	12,144	2,733	1,708	834	152	17,571
Additions	152	543	211	1,717	61	2,684
Disposals	(41)	(119)	(108)	—	(2)	(270)
Transfers upon completion	670	22	—	(699)	7	—

As at 31 December 2006	12,925	3,179	1,811	1,852	218	19,985

Commission File Number 001-31914

Accumulated depreciation and impairment
As at 1 January 2006	(2,164)	(1,537)	(1,324)	—	(100)	(5,125)
Charges for the year	(345)	(370)	(111)	—	(18)	(844)
Impairment loss	(3)	—	—	—	—	(3)
Disposals	3	118	100	—	1	222

As at 31 December 2006	(2,509)	(1,789)	(1,335)	—	(117)	(5,750)

Net book value
As at 1 January 2006	9,980	1,196	384	834	52	12,446

As at 31 December 2006	10,416	1,390	476	1,852	101	14,235

7 DEFERRED POLICY ACQUISITION COSTS

Group and Company

	2007 RMB million	2006 RMB million
Gross
As at 1 January	39,245	37,841
Acquisition costs deferred	17,490	15,929
Amortisation charged through income	(13,476)	(10,359)
Amortisation charged through equity	(2,398)	(4,166)

As at 31 December	40,861	39,245

Ceded
As at 1 January	(15)	(100)
Acquisition costs deferred	(10)	(15)
Amortisation charged through income	15	100

As at 31 December	(10)	(15)

Net
As at 1 January	39,230	37,741
Acquisition costs deferred	17,480	15,914
Amortisation charged through income	(13,461)	(10,259)

Commission File Number 001-31914

Amortisation charged through equity	(2,398)	(4,166)

As at 31 December	40,851	39,230

DAC excluding unrealised gains	47,862	43,843
DAC recorded in unrealised gains	(7,011)	(4,613)

Total	40,851	39,230

Current	1,050	794
Non-current	39,801	38,436

Total	40,851	39,230

8 INVESTMENTS IN ASSOCIATES

	2007 RMB million	2006 RMB million
As at 1 January	6,071	—
Acquisition of Guangdong Development Bank (“GDB”) (a)	—	5,671
Investment in China Life Property & Casualty Insurance Company Limited (“CLP&C”) (b)	—	400
Share of results	409	—
Other equity movements (Note 32)	(30)	—

As at 31 December	6,450	6,071

(a)	The Group acquired 20% of the share capital of GDB on 18 December 2006 for a cash consideration of RMB5,671 million.
(b)	As approved by CIRC, the Company entered into an agreement with CLIC to establish CLP&C with total paid-in capital of RMB1,000 million in 2006. The Company and CLIC own 40% and 60% of CLP&C, respectively. CLP&C obtained its business license and commenced operation on 30 December 2006.

Commission File Number 001-31914

The Group’s share in investments in associates is as follows:

	Country of incorporation	Assets	Liabilities	Revenues	Profit/(Loss)	Interest held
	(RMB million)
GDB	PRC	77,901	72,230	59	—	20%
CLP&C	PRC	400	—	—	—	40%

Total as at 31 December 2006		78,301	72,230	59	—

GDB	PRC	90,584	84,419	2,534	544	20%
CLP&C	PRC	641	356	81	(135)	40%

Total as at 31 December 2007		91,225	84,775	2,615	409

9 FINANCIAL ASSETS

9.1	Held-to-maturity securities

	Amortised cost RMB million	Gross unrealised gains RMB million	Gross unrealised losses RMB million	Estimated fair value RMB million
Group and Company
As at 31 December 2007

Debt securities
Government bonds	96,786	1,228	(1,780)	96,234
Government agency bonds	71,273	1,110	(4,303)	68,080
Corporate bonds	3,272	171	(40)	3,403
Subordinated bonds/debts	24,372	62	(562)	23,872

Total	195,703	2,571	(6,685)	191,589

Group and Company
As at 31 December 2006

Debt securities
Government bonds	94,999	7,791	(26)	102,764
Government agency bonds	53,935	2,642	(244)	56,333
Corporate bonds	3,257	296	—	3,553
Subordinated bonds/debts	24,368	1,282	(8)	25,642

Total	176,559	12,011	(278)	188,292

Commission File Number 001-31914

	Group and Company
Contractual maturity schedule	Amortised cost As at 31 December 2007 RMB million	As at 31 December 2006 RMB million	Estimated fair value As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
Maturing:
Within one year	2,896	2,974	2,921	3,008
After one year but within five years	50,059	51,483	50,861	54,345
After five years but within ten years	52,508	37,295	52,835	40,279
After ten years	90,240	84,807	84,972	90,660

Total	195,703	176,559	191,589	188,292

9 FINANCIAL ASSETS (continued)

9.2	Available-for-sale securities

	Amortised cost/Cost RMB million	Gross unrealised gains RMB million	Gross unrealised losses RMB million	Estimated fair value RMB million
Group
As at 31 December 2007

Debt securities
Government bonds	83,137	183	(2,732)	80,588
Government agency bonds	111,906	686	(5,438)	107,154
Corporate bonds	46,464	120	(2,842)	43,742
Subordinated bonds/debts	10,462	156	(720)	9,898

Subtotal	251,969	1,145	(11,732)	241,382

Equity securities
Funds	37,513	23,328	(217)	60,624
Common stocks	51,714	64,115	(320)	115,509

Subtotal	89,227	87,443	(537)	176,133

Total	341,196	88,588	(12,269)	417,515

Commission File Number 001-31914

Company
As at 31 December 2007

Debt securities
Government bonds	83,137	183	(2,732)	80,588
Government agency bonds	111,503	686	(5,429)	106,760
Corporate bonds	46,464	120	(2,842)	43,742
Subordinated bonds/debts	10,462	156	(720)	9,898

Subtotal	251,566	1,145	(11,723)	240,988

Equity securities
Funds	37,295	23,210	(217)	60,288
Common stocks	51,654	64,071	(320)	115,405

Subtotal	88,949	87,281	(537)	175,693

Total	340,515	88,426	(12,260)	416,681

9 FINANCIAL ASSETS (continued)

9.2	Available-for-sale securities (continued)

	Amortised cost/Cost RMB million	Gross unrealised gains RMB million	Gross unrealised losses RMB million	Estimated fair value RMB million
Group
As at 31 December 2006

Debt securities
Government bonds	60,058	863	(569)	60,352
Government agency bonds	78,300	664	(243)	78,721
Corporate bonds	31,001	238	(487)	30,752
Subordinated bonds/debts	7,068	12	(37)	7,043

Subtotal	176,427	1,777	(1,336)	176,868

Equity securities
Funds	20,535	12,437	(103)	32,869

Commission File Number 001-31914

Common stocks	15,876	13,882	(33)	29,725
Warrants	—	1	—	1

Subtotal	36,411	26,320	(136)	62,595

Total	212,838	28,097	(1,472)	239,463

Company
As at 31 December 2006

Debt securities
Government bonds	59,599	862	(568)	59,893
Government agency bonds	78,300	664	(243)	78,721
Corporate bonds	31,001	238	(487)	30,752
Subordinated bonds/debts	7,068	12	(37)	7,043

Subtotal	175,968	1,776	(1,335)	176,409

Equity securities
Funds	20,394	12,352	(103)	32,643
Common stocks	15,876	13,882	(33)	29,725
Warrants	—	1	—	1

Subtotal	36,270	26,235	(136)	62,369

Total	212,238	28,011	(1,471)	238,778

9 FINANCIAL ASSETS (continued)

9.2	Available-for-sale securities (continued)

Debt securities – contractual maturity schedule	Amortised cost As at 31 December 2007 RMB million	Group As at 31 December 2006 RMB million	Estimated fair value As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
Maturing:
Within one year	616	4,544	612	4,561
After one year but within five years	23,139	26,664	22,672	27,016
After five years but within ten years	89,493	60,261	87,615	59,995
After ten years	138,721	84,958	130,483	85,296

Total	251,969	176,427	241,382	176,868

Commission File Number 001-31914

Debt securities – contractual maturity schedule	Amortised cost As at 31 December 2007 RMB million	Company As at 31 December 2006 RMB million	Estimated fair value As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
Maturing:
Within one year	616	4,399	612	4,416
After one year but within five years	22,887	26,350	22,424	26,702
After five years but within ten years	89,342	60,261	87,469	59,995
After ten years	138,721	84,958	130,483	85,296

Total	251,566	175,968	240,988	176,409

9 FINANCIAL ASSETS (continued)

9.3	Financial assets at fair value through income (held-for-trading)

	Group As at 31 December 2007 RMB million	As at 31 December 2006 RMB million	Company As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
Debt securities
Government bonds	693	148	693	148
Government agency bonds	4,583	1,915	4,383	1,915
Corporate bonds	513	2,083	471	2,003
Subordinated bonds/debts	307	325	307	325

Subtotal	6,096	4,471	5,854	4,391

Equity securities
Funds	9,145	12,382	9,145	12,382
Common stocks	9,842	20,460	9,818	20,460
Warrants	27	56	27	56
Subtotal	19,014	32,898	18,990	32,898

Total	25,110	37,369	24,844	37,289

Commission File Number 001-31914

9 FINANCIAL ASSETS (continued)

9.4	Listed and unlisted investments at carrying value

	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
Group
Listed debt securities in PRC
Government bonds	51,296	64,562
Corporate bonds	6,571	6,839

Subtotal	57,867	71,401

Unlisted debt securities in PRC
Government bonds	126,771	90,937
Government agency bonds	183,010	134,571
Corporate bonds	40,956	29,253
Subordinated bonds/debts	34,577	31,736

Subtotal	385,314	286,497

Listed equity securities in PRC
Common stocks
– listed in HK, PRC	8,476	6,884
– listed in mainland, PRC	116,873	43,301
Funds-listed in mainland, PRC	17,677	12,861
Warrants-listed in mainland, PRC	27	57

Subtotal	143,053	63,103

Unlisted equity securities in PRC
Funds	52,092	32,390
Common stocks	2	—
Subtotal	52,094	32,390
Total	638,328	453,391

Commission File Number 001-31914

As at 31 December 2007, the amount of unlisted debt securities, traded in the inter-bank market, is RMB323,058 million (as at 31 December 2006: RMB260,289 million).

9 FINANCIAL ASSETS (continued)

9.4	Listed and unlisted investments at carrying value (continued)

	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
Company
Listed debt securities in PRC
Government bonds	51,296	64,103
Corporate bonds	6,529	6,759

Subtotal	57,825	70,862

Unlisted debt securities in PRC
Government bonds	126,771	90,937
Government agency bonds	182,416	134,571
Corporate bonds	40,956	29,253
Subordinated bonds/debts	34,577	31,736

Subtotal	384,720	286,497

Listed equity securities in PRC
Common stocks
– listed in Hong Kong, PRC	8,465	6,882
– listed in mainland, PRC	116,756	43,303
Funds-listed in mainland, PRC	17,342	12,633
Warrants-listed in mainland, PRC	27	57

Subtotal	142,590	62,875
Unlisted equity securities in PRC
Funds	52,091	32,392
Common Stocks	2	—

Subtotal	52,093	32,392

Total	637,228	452,626

Commission File Number 001-31914

9 FINANCIAL ASSETS (continued)

9.5	Term deposits

	Group and Company As at 31 December 2007 RMB million
		As at 31 December 2006 RMB million
Maturing:
Within one year	46,706	57,930
After one year but within five years	93,372	111,901
After five years but within ten years	26,434	3,421
After ten years	2,082	2,224

Total	168,594	175,476

Included in term deposits are structured deposits of RMB4,346 million (31 December 2006: RMB4,646 million). The interest rate on these deposits fluctuates based on changes in interest rate indexes. The Group uses structured deposits primarily to enhance the returns on investments. Structured deposits are stated at amortised cost.

9.6	Statutory deposits - restricted

	Group As at 31 December 2007 RMB million	As at 31 December 2006 RMB million	Company As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
Contractually maturing:
Within one year	5,353	—	5,353	—
After one year but within five years	420	5,353	300	5,353

Total	5,773	5,353	5,653	5,353

Commission File Number 001-31914

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with banks designated by CIRC. These funds may not be used for any purpose, other than to pay off debts during a liquidation proceeding.

9 FINANCIAL ASSETS (continued)

9.7	Loans

Group and Company	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
Policy loans	5,944	2,371
Other loans	1,200	—

Total	7,144	2,371

	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
Maturing:
Within one year	5,944	2,371
After five years but within ten years	1,200	—

Total	7,144	2,371

9 FINANCIAL ASSETS (continued)

9.8	Securities purchased under agreements to resell

	Group		Company
	As at 31	As at 31	As at 31	As at 31
	December 2007	December 2006	December 2007	December 2006
	RMB million	RMB million	RMB million	RMB million
Maturing:
With 30 days	5,053	—	4,673	—

Total	5,053	—	4,673	—

Commission File Number 001-31914

9.9	Accrued investment income

	Group		Company
	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
Bank deposits	3,700	3,259	3,696	3,259
Debt securities	6,014	5,008	6,011	5,001
Others	143	194	141	194

Total	9,857	8,461	9,848	8,454

	Group		Company
	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
Current	9,824	8,439	9,815	8,432
Non-current	33	22	33	22

Total	9,857	8,461	9,848	8,454

10 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The estimates and judgments to determine the fair value of financial assets are described in Note 3.3.

The fair value of long-term investment type insurance contracts and investment contracts are determined by using valuation techniques, with consideration of the surrender value before surrender charges that the Group is required to pay if such payment is immediately demanded by the holders of investment contracts.

The table below presents the estimated fair value and carrying value of financial assets and liabilities.

Commission File Number 001-31914

	Carrying value		Estimated fair value
	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
Debt securities	443,181	357,898	439,067	369,631
Equity securities	195,147	95,493	195,147	95,493
Term deposits (excluding structured deposits)	164,248	170,830	164,248	170,830
Structured deposits	4,346	4,646	4,281	4,419
Statutory deposits-restricted	5,773	5,353	5,773	5,353
Securities purchased under agreements to resell	5,053	—	5,053	—
Loans	7,144	2,371	7,144	2,371
Cash and cash equivalents	25,317	50,213	25,317	50,213
Long-term investment type insurance contracts (excluding universal life insurance contracts)	(282,645)	(282,520)	(271,523)	(276,129)
Investment contracts with DPF	(49,068)	(45,998)	(39,551)	(39,575)
Investment contracts without DPF	(2,234)	(2,614)	(2,315)	(2,459)
Securities sold under agreements to repurchase	(100)	(8,227)	(100)	(8,227)

11 PREMIUMS RECEIVABLES

The aging of premiums receivables is within 12 months.

12 REINSURANCE ASSETS

		Group and Company
	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
Claims recoverable from reinsurers (Note 14)	24	15
Ceded unearned premiums (Note 14)	45	60
Long-term traditional insurance contracts ceded (Note 14)	707	704
Due from reinsurance companies	190	207

Total	966	986

		Group and Company
	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
Current	259	282
Non-current	707	704

Total	966	986

Commission File Number 001-31914

13 OTHER ASSETS

	Group		Company
	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
Due from CLIC (Note 30(c))	739	996	730	989
Deposits on fund units pending issuance/receivable on funds redeemed	500	135	500	135
Advances	206	102	206	102
Others	937	979	908	847

Total	2,382	2,212	2,344	2,073

	Group		Company
	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
Current	2,297	1,650	2,266	1,637
Non–current	85	562	78	436

Total	2,382	2,212	2,344	2,073

14 INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)	Investment return assumptions are based on estimates of future yields on the Group’s investments. In determining interest rate assumptions, the Group considers expectations about future economic conditions and company’s investment strategy. The assumed rate of investment return and provision for adverse deviation used for the past five years are as follows:

Year of policy issue	Interest rate assumptions	Provision for adverse deviation
2003	3.65% – 5.00%	0.25% – 0.50%
2004	3.70% – 5.17%	0.25% – 0.50%
2005	4.00% – 5.20%	0.25% – 0.50%
2006	4.60% – 5.40%	0.25% – 0.60%
2007	5.50%	0.50%

Commission File Number 001-31914

14 INSURANCE CONTRACTS (CONTINUED)

(a)	Process used to decide on assumptions (continued)

(ii)	Estimates are made for mortality and morbidity rates in each of the years that the Group is exposed to risk. The assumed mortality rates and morbidity rates, varying by age of the insured and contract type, are based upon expected experience at the date of contract issue plus, where applicable, a margin for adverse deviation.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (1990-1993) and China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. Appropriate but not excessively prudent allowance is made for future mortality improvement on contracts that insure the risk of longevity, such as annuities. The main source of uncertainty with life insurance contracts is that epidemics such as Avian Flu, AIDS, SARS and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate liability. Similarly, continuing advancements in medical care and social conditions could result in improvements in longevity that exceed those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.

The Group bases its morbidity assumptions for critical illness products on Taiwanese experience in the critical illness market, as the best proxy for the China’s market adjusted where appropriate to reflect the Group’s recent historical and projected future experience. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate liability if current morbidity assumptions do not properly reflect such secular trends.

(iii)	The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation. Unit costs have been based on an analysis of actual experience. The unit cost factors are expressed on both a per-policy and a percent-of-premium basis for the past five years, as follows:

	Individual Life		Group Life
Year of policy issue	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
2003	12.5	1.75%	12.5	1.75%
2004	10.0 – 17.5	1.65% – 2.55%	17.5	1.65%
2005	14.5 – 19.5	1.50% – 1.80%	4.0	1.30%
2006	15.0 – 22.0	1.60% – 1.85%	6.5	1.50%
2007	15.0 – 22.0	1.60% – 1.85%	6.5	1.50%

(iv)	Lapse rates and other assumptions are determined with reference to past experience where creditable, current conditions and future expectations.

The Group did not change its process used to decide on assumptions for the insurance contracts disclosed in this note.

Commission File Number 001-31914

14 INSURANCE CONTRACTS (CONTINUED)

(b)	Net liabilities of insurance contracts and investment contracts

Group and Company

	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
Gross
Long-term traditional insurance contracts	218,165	172,875
Long-term investment type insurance contracts	284,588	282,672
Short-term insurance contracts
– claims and claim adjustment expenses	2,391	2,498
– unearned premiums	5,728	5,346
Investment contracts
– with DPF	49,068	45,998
– without DPF	2,234	2,614

Total, gross	562,174	512,003

Recoverable from reinsurers
Long-term traditional insurance contracts (Note 12)	(707)	(704)
Short-term insurance contracts
– claims and claim adjustment expenses (Note 12)	(24)	(15)
– unearned premiums (Note 12)	(45)	(60)

Total, ceded	(776)	(779)

Net
Long-term traditional insurance contracts	217,458	172,171
Long-term investment type insurance contracts	284,588	282,672
Short-term insurance contracts
– claims and claim adjustment expenses	2,367	2,483
– unearned premiums	5,683	5,286
Investment contracts
– with DPF	49,068	45,998
– without DPF	2,234	2,614

Total, net	561,398	511,224

14 INSURANCE CONTRACTS (CONTINUED)

(c)	Claims incurred ratio

Group and Company

	2007 RMB million	2006 RMB million
Claims incurred-net	6,343	6,999
Claims incurred ratio	55%	66%

Commission File Number 001-31914

(d)	Movements in liabilities of short-term insurance contracts

The table below presents movement of reserves of claims and claim adjustment expenses:

Group and Company	2007 RMB million	2006 RMB million
– Notified claims	487	638
– Incurred but not reported	2,011	1,146

Total as at 1 January-Gross	2,498	1,784

Cash paid for claims settled in year
– Cash paid for current year claims	(4,750)	(4,346)
– Cash paid for prior year claims	(1,790)	(2,149)
Claims incurred in year
– Claims arising in current year	7,082	6,771
– Claims arising in prior year	(649)	438

Total as at 31 December-Gross	2,391	2,498

Notified claims	368	487
Incurred but not reported	2,023	2,011

Total as at 31 December-Gross	2,391	2,498

14 INSURANCE CONTRACTS (CONTINUED)

(d)	Movements in liabilities of short-term insurance contracts (continued)

The table below presents movement of unearned premium reserves:

Group and Company	2007 RMB million			2006 RMB million
	Gross	Ceded	Net	Gross	Ceded	Net
At as 1 January	5,346	(60)	5,286	5,147	(291)	4,856
Increase in the period	5,728	(45)	5,683	5,346	(60)	5,286
Release in the period	(5,346)	60	(5,286)	(5,147)	291	(4,856)
At as 31 December	5,728	(45)	5,683	5,346	(60)	5,286

Commission File Number 001-31914

(e)	Movements in liabilities for long-term traditional insurance contracts

The table below presents movement in the liabilities of long-term traditional insurance contracts:

Group and Company	2007 RMB million	2006 RMB million
As at 1 January	172,875	124,656
Valuation premiums	57,979	54,764
Liabilities released for death or other termination and related expenses	(20,598)	(13,169)
Accretion of interest	7,511	5,634
Other movements	398	990

As at 31 December	218,165	172,875

Valuation premiums are the premiums that would be required to meet the benefits and administration expenses based on the valuation assumptions used.

14 INSURANCE CONTRACTS (CONTINUED)

(f)	Movements in liabilities of long-term investment type insurance contracts

The table below presents movement in the liabilities of Long-term investment type insurance contracts:

Group and Company	2007 RMB million	2006 RMB million
As at 1 January	282,672	237,001
Deposits received	72,516	70,472
Deposits withdrawn and paid on death and other benefits	(70,690)	(24,667)
Fees deducted from account balances	(7,091)	(6,520)
Interest credited	7,181	6,386

As at 31 December	284,588	282,672

Commission File Number 001-31914

15 DEFERRED INCOME

The table below presents movement of deferred income:

Group and Company	2007 RMB million	2006 RMB million
As at 1 January	41,371	34,631
Income deferred	21,867	18,234
Amortisation charged through income	(12,011)	(6,620)
Amortisation charged through equity	(2,919)	(4,874)

As at 31 December	48,308	41,371

Deferred income excluding unrealised gains	56,586	46,730
Deferred income recognised in unrealised gains	(8,278)	(5,359)

Total deferred income	48,308	41,371

16 LIABILITIES OF INVESTMENT CONTRACTS

The table below presents movement of investment contracts:

Group and Company	2007 RMB million	2006 RMB million
As at 1 January	48,612	44,102
Deposits received	21,711	20,969
Deposits withdrawn and paid on death and other benefits	(19,559)	(16,878)
Policy fees deducted from account balances	(600)	(577)
Interest credited	1,138	996

As at 31 December	51,302	48,612

Investment contracts
– with DPF	49,068	45,998
– without DPF	2,234	2,614

Total	51,302	48,612

Commission File Number 001-31914

17 SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	Group		Company
	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million

Maturing:
Within thirty days	100	8,202	100	8,002
After thirty but within ninety days	—	25	—	25

Total	100	8,227	100	8,027

The carrying values of debt securities pledged as collateral are as follows:

	Group		Company
	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million

Debt securities pledged	99	8,351	99	8,151
Total	99	8,351	99	8,151

18 OTHER LIABILITIES

	Group		Company
	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million

Salary and welfare payable	1,973	1,805	1,855	1,743
Commission and brokerage payable	1,134	1,025	1,131	1,025
Agent deposits	602	554	602	554
Tax payable	739	299	732	296
Payable to constructors	293	249	285	247
Stock appreciation rights(Note 28)	1,290	444	1,290	444
Others	2,839	957	2,821	978

Total	8,870	5,333	8,716	5,287

Commission File Number 001-31914

	Group		Company
	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million

Current	8,870	5,248	8,716	5,202
Non-current	—	85	—	85
Total	8,870	5,333	8,716	5,287

19 STATUTORY INSURANCE FUND

As required by CIRC Order [2004] No. 16, all insurance companies have to pay statutory insurance fund contribution to the CIRC. The Group is subject to statutory insurance fund contribution at 1%, 0.15% and 0.05% of net premium from accident and short-term health policies; long-term life policies with guaranteed return and long-term health policies and Long-term life policies without guaranteed return, respectively. When the accumulated statutory insurance fund contributions reach 1% of the Group’s total assets, no additional contribution to the statutory insurance fund contribution is required.

20 NET INVESTMENT INCOME

	2007 RMB million	For the year ended 31 December 2006 RMB million

Debt securities	16,678	12,384
– held-to-maturity securities	8,305	7,341
– available-for-sale securities	7,881	4,825
– at fair value through income (held-for-trading)	492	218
Equity securities	19,400	4,662
– available-for-sale securities	15,728	3,591
– at fair value through income (held-for-trading)	3,672	1,071
Bank deposits	9,094	8,207
Loans	248	80
Securities purchased under agreements to resell	206	23
Other	2	—

Subtotal	45,628	25,356

Securities sold under agreements to repurchase	(1,281)	(270)
Investment expenses	(327)	(144)

Total	44,020	24,942

The interest income of impaired assets for the year ended as at 31 December 2007 is RMB463 million (2006: Nil).

Commission File Number 001-31914

21 NET REALISED GAINS/(LOSSES) ON FINANCIAL ASSETS

	2007 RMB million	For the year ended 31 December 2006 RMB million
Debt securities
Gross realised gains	388	20
Gross realised losses	(1,256)	(26)
Impairments	(3,403)	—

Subtotal	(4,271)	(6)

Equity securities
Gross realised gains	19,868	1,601
Gross realised losses	(212)	—

Subtotal	19,656	1,601

Total	15,385	1,595

The proceeds from sales and maturities of available-for-sale securities and the gross realised gains/(losses) for the years ended 31 December 2007 and 2006 were as follows:

	2007 RMB million	2006 RMB million
Proceeds from sales and maturities of available-for-sale securities	79,287	49,902
Gross realised gains	20,256	1,621
Gross realised losses	(1,468)	(26)

22 NET FAIR VALUE GAINS ON ASSETS AT FAIR VALUE THROUGH INCOME (HELD-FOR-TRADING)

	2007 RMB million	For the year ended 31 December 2006 RMB million
Debt securities	366	305
Equity securities	18,477	19,739

Total	18,843	20,044

Commission File Number 001-31914

23 INSURANCE BENEFITS AND CLAIMS

	Gross RMB million	Ceded RMB million	Net RMB million
For the year ended 31 December 2007
Life insurance death and other benefits	17,444	(14)	17,430
Accident and health claims and claim adjustment expenses	6,433	(90)	6,343
Increase in long-term traditional insurance contracts	45,337	(3)	45,334
Interest credited to long-term investment type insurance contracts	7,181	—	7,181

Total insurance benefits and claims	76,395	(107)	76,288

For the year ended 31 December 2006
Life insurance death and other benefits	10,814	(17)	10,797
Accident and health claims and claim adjustment expenses	7,209	(210)	6,999
Increase in long-term traditional insurance contracts	44,264	(26)	44,238
Interest credited to long-term investment type insurance contracts	6,386	—	6,386

Total insurance benefits and claims	68,673	(253)	68,420

24 NET PROFIT BEFORE INCOME TAX EXPENSES

Net profit before income tax expenses is stated after charging the following:

	2007 RMB million	For the year ended 31 December 2006 RMB million
Employee salary and welfare cost	5,766	4,197
Housing benefits	272	256
Contribution to the defined contribution pension plan	575	358
Depreciation	1,020	848
Exchange loss	1,032	639
Auditor’s remuneration	66	76

25 TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.

(a)	The amount of taxation charged to the consolidated income statement represents:

	2007 RMB million	For the year ended 31 December 2006 RMB million
Current taxation – Enterprises income tax	8,730	858
Deferred taxation	(2,399)	4,696

Taxation charges	6,331	5,554

Commission File Number 001-31914

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 33% in the PRC is as follows:

	For the year ended 31 December 2007 RMB million		2006 RMB million

Net profit before income tax expenses		45,391	25,605

Tax computed at the statutory tax rate of 33%		14,979	8,450
Non-taxable income	(i)	(6,802)	(3,250)
Additional tax liability from expenses not deductible for tax purposes	(i)	1,310	354
Effect on change in statutory tax rate	(ii)	(3,156)	—

Income taxes at effective tax rate		6,331	5,554

(i)	Non-taxable income mainly includes interest income from government bonds and fund distribution. Expenses not deductible for tax purposes mainly include salary, commission, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations.
(ii)	On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the new “CIT Law”). The new CIT Law reduces the domestic corporate income tax rate from 33% to 25% with effect from 1 January 2008.

25 TAXATION (CONTINUED)

(c)	As at 31 December 2007, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 25% (as at 31 December 2006 : 33%).

The movement on the deferred income tax liabilities account is as follows:

	Group 2007 RMB million	2006 RMB million
As at 1 January	19,022	7,982
Deferred taxation charged to income statement	(2,399)	4,696

Commission File Number 001-31914

	Company 2007 RMB million	2006 RMB million
As at 1 January	18,991	7,982
Deferred taxation charged to income statement	(2,401)	4,694
Deferred taxation charged to equity	8,153	6,315

As at 31 December	24,743	18,991

25 TAXATION (continued)

(d)	The movement in deferred tax assets and liabilities during the year is as follows:

Deferred tax

Group	Long-term insurance contracts and investment contracts RMB million	Short-term insurance contracts RMB million	Investments RMB million	DAC RMB million	Others RMB million	Total RMB million
As at 1 January 2006	3,615	158	389	(12,454)	310	(7,982)
(Charged)/credited to income statement	1,900	500	(5,097)	(1,865)	(134)	(4,696)
(Charged)/credited to equity	536	—	(8,255)	1,375	—	(6,344)

As at 31 December 2006	6,051	658	(12,963)	(12,944)	176	(19,022)

As at 1 January 2007	6,051	658	(12,963)	(12,944)	176	(19,022)
(Charged)/credited to income statement	(5,247)	(304)	5,238	2,502	210	2,399
(Charged)/credited to equity	1,902	—	(10,295)	230	—	(8,163)

As at 31 December 2007	2,706	354	(18,020)	(10,212)	386	(24,786)

Commission File Number 001-31914

Group	As at 31 December 2007 RMB million	2006 RMB million
Deferred tax assets:
– deferred tax asset to be recovered after more than 12 months	8,042	8,094
– deferred tax asset to be recovered within 12 months	1,027	1,405

Subtotal	9,069	9,499

Deferred tax liabilities:
– deferred tax liability to be settled after more than 12 months	(33,504)	(28,169)
– deferred tax liability to be settled within 12 months	(351)	(352)
Subtotal	(33,855)	(28,521)

Total net deferred income tax liabilities	(24,786)	(19,022)

25	TAXATION (continued)

(d)	The movement in deferred tax assets and liabilities during the year is as follows (continued):

Deferred tax

Company	Long-term insurance contracts and investment contracts RMB million	Short-term insurance contracts RMB million	Investments RMB million	DAC RMB million	Others RMB million	Total RMB million
As at 1 January 2006	3,615	158	389	(12,454)	310	(7,982)
(Charged)/credited to income statement	1,900	500	(5,095)	(1,865)	(134)	(4,694)
(Charged)/credited to equity	536	—	(8,226)	1,375	—	(6,315)

As at 31 December 2006	6,051	658	(12,932)	(12,944)	176	(18,991)

At 1 January 2007	6,051	658	(12,932)	(12,944)	176	(18,991)
(Charged)/credited to income statement	(5,247)	(304)	5,240	2,502	210	2,401
(Charged)/credited to equity	1,902	—	(10,285)	230	—	(8,153)

As at 31 December 2007	2,706	354	(17,977)	(10,212)	386	(24,743)

Company	As at 31 December 2007 RMB million	2006 RMB million
Deferred tax assets:
– deferred tax asset to be recovered after more than 12 months	8,045	8,094
– deferred tax asset to be recovered within 12 months	1,027	1,405

Subtotal	9,072	9,499

Deferred tax liabilities:
– deferred tax liability to be settled after more than 12 months	(33,464)	(28,138)
– deferred tax liability to be settled within 12 months	(351)	(352)

Subtotal	(33,815)	(28,490)

Total net deferred income tax liabilities	(24,743)	(18,991)

26 NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

The net profit attributable to shareholders of the Company is dealt with in the financial statements of the Company to the extent of RMB38,276 million (2006: RMB19,945 million).

27 EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2007 are based on the weighted average number of 28,264,705,000 ordinary shares (for the year ended 31 December 2006: 26,777,033,767).

28 STOCK APPRECIATION RIGHTS

Stock appreciation rights have been awarded in units, with each unit representing the value of one H share. No shares of common stock will be issued under the stock appreciation rights plan. According to the Company’s plan, all stock appreciation rights will have an exercise period of five years from date of award and will not be exercisable before the fourth anniversary of the date of award unless specified market or other conditions have been met. The exercise price of stock appreciation rights will be the average closing price of the shares in the five trading days prior to the date of the award. Upon the exercise of stock appreciation rights, exercising recipients will receive payments in RMB, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HK$5.33 and HK$6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. No unit of the

Commission File Number 001-31914

stock appreciation rights was exercised, forfeited or expired in 2007. As at 31 December 2007, there are 55.71 million units outstanding (as at 31 December 2006: 55.71 million) and 36.62 million units exercisable (as at 31 December 2006: 17.05 million). As at 31 December 2007, the amount of intrinsic value for the vested stock appreciation rights is RMB1,152 million (as at 31 December 2006: RMB356 million).

The fair value of the stock appreciation rights is estimated on the date of valuation using lattice-based option valuation models based on expected volatility from 37% to 47%, an expected dividend yield of no higher than 0.5% and risk-free interest rates from 1.8% to 1.9%.

As at 31 December 2007, the Company recognised compensation cost of RMB846 million (as at 31 December 2006: RMB444 million) which was included in administrative expenses. RMB1,277 million and RMB13 million were included in other liabilities (Note 18) for the units not exercised and exercised but not paid as at 31 December 2007 (as at 31 December 2006: RMB431 million and RMB13 million respectively). The unrecognised compensation cost of outstanding units is approximately RMB471 million as at 31 December 2007 (as at 31 December 2006: RMB761 million), which is expected to be recognised within the next year (as at 31 December 2006: within the next 2 years).

On 12 June 2007, another award of stock appreciation rights was approved by the Board of Directors of the Company. The exercise price of the award was HK$25.71, the average closing price of shares in the five trading days prior to 1 January 2007. As at 31 December 2007, the stock appreciation rights had not been granted.

29 DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting in June 2007, a final dividend of RMB0.14 per ordinary share totalling RMB3,957 million in respect of the year ended 31 December 2006 was declared and was paid in July 2007. These dividends have been recorded in the consolidated financial statements for the year ended 31 December 2007.

Pursuant to a resolution passed at the meeting of the Board of Directors on 25 March 2008, a final dividend of RMB0.42 per ordinary share totalling approximately RMB11,871 million for the year ended 31 December 2007 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided in the consolidated financial statements for the year ended 31 December 2007.

30 SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarises the names of significant related parties and nature of relationship with the Company as at 31 December 2007:

Significant related party	Relationship with the Company
China Life Insurance (Group) Company (“CLIC”)	The ultimate holding company
China Life Insurance Asset Management Company Limited (“AMC”)	A subsidiary of the Company
Guangdong Development Bank (“GDB”)	An associate of the Company
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	An associate of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
Beijing Zhongbaoxin Real Estate Development Co., Limited (“Zhongbaoxin”)	A subsidiary of a subsidiary of the ultimate holding company
China Life Insurance (Overseas) Co., Limited (“China Life Overseas”)	Under common control of the ultimate holding company
China Life Franklin Asset Management Co., Limited (“AMC HK”)	A subsidiary of a subsidiary of the Company

Commission File Number 001-31914

30 SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties for the year ended 31 December 2007.

	For the year ended 31 December
	Note	2007 RMB million	2006 RMB million
Transactions with CLIC and its subsidiaries
Policy management fee income earned from CLIC	(i)	1,426	1,555
Asset management fee earned from CLIC	(ii)	104	84
Rewards from CLIC for non-transferred policies	(iii)	70	177
Dividends to CLIC		2,705	966
Property, plant and equipment purchased from CLIC	(iv)	495	—
Property leasing expense charged by CLIC	(v)	66	168
Dividends to CLIC from AMC		42	—
Pre-operating salary expenses paid on behalf of Pension Company by CLIC		9	—
Asset management fee earned from China Life Overseas	(ii)	15	—
Asset management fee earned from CLP&C	(ii)	4	—
Property Insurance payments to CLP&C		24	—
Rentals, deposits and project payments to Zhongbaoxin	(vi)	16	36
Transaction with AMC
Asset management fee expense charged to the Company by AMC	(ii)	390	283
Asset management fee expense charged to Pension Company by AMC	(ii)	2	—
Dividends to the Company		62	—
Transaction with Pension Company
Pre-operating salary expenses paid on behalf of Pension Company		8	—
Transaction with GDB
Brokerage fee charged by GDB	(vii)	7	—
Interest income earned from GDB		140	—

Notes:

(i)	As part of the restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company have entered into an agreement to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a service fee based on the estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The policy management fee income is included in other income in consolidated income statement.

Commission File Number 001-31914

30 SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties (continued)

Notes: (continued)

(ii)	CLIC and the AMC have entered into an agreement, whereby CLIC agreed to pay the AMC a service fee at the rate of 0.05% per annum. The service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. Such rate was determined with reference to the applicable management fee rate pre-determined for each specified category of assets managed by the AMC to arrive at a comprehensive service fee rate.

The Company and the AMC have entered into a separate agreement, whereby the Company agreed to pay the AMC a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by the AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The variable service fee equals to 10% of the fixed service fee per annum payable annually. The service fees were determined by the Company and the AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed.

Although the description of the service fee rates under the two agreements are different, the ultimate comprehensive service fee rate calculated under each of these two agreements is basically the same.

In March 2007, P&C and the AMC have entered into an agreement, whereby CLP&C agreed to pay the AMC a fixed service fee and a variable service fee. The fixed service fee is payable monthly and the service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.2%, divided by 12. The variable service fee equals to 10% of the excess return per annum payable annually.

In September 2007, China Life Overseas and the AMC HK have entered into an agreement, whereby China Life Overseas agreed to pay the AMC HK a management service fee at a basis rate and calculated based on annual net investment return yield.

In April 2007, Pension Company and the AMC have entered into an agreement, whereby Pension Company agreed to pay the AMC a fixed service fee and a bonus for excess return per annum. The fixed service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The bonus equals to 10% of the excess return per annum payable annually.

The asset management fee charged to the Company and Pension Company by AMC is eliminated through the consolidated income statement.

(iii)	The Company assisted CLIC to mitigate business risk arising from non-transferred policies, and received in 2007 a fee income of RMB70 million (2006: RMB177 million) from CLIC as the reward for such non-transferrable policies.

30	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties (continued)

Notes: (continued)

(iv)	On 4 January 2007, the Company and CLIC entered into an agreement on purchasing part of CLIC’s buildings, construction in progress, rights to the use of the land, motor vehicles and equipments etc. The purchase price was based on the valuation of China Enterprise Appraisals’ assets appraisal report issued on 8 December 2006, which totalling RMB488 million. On 28 September 2007, the Company and CLIC established a supplementary agreement on the above business under the same purchase price. The purchase price was based on the valuation of China Enterprise Appraisals’ assets appraisal report issued on 8 December 2006, which totalling RMB21 million.

(v)	The Company has entered into a property leasing agreement with CLIC, pursuant to which CLIC agreed to lease to the Company some of its owned and leased buildings. The annual rent payable by the Company to CLIC in relation to the CLIC owned properties is determined by reference to market rent or, the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The annual rent payable by the Company to CLIC in relation to the CLIC leased properties is determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties. The Company has directly paid the relevant rental expenses raised from CLIC leased properties to the third-party instead of CLIC.

Commission File Number 001-31914

(vi)	The Group made certain project payments to third parties through Zhongbaoxin and paid other miscellaneous expenditures mainly comprised of rentals and deposits to Zhongbaoxin.

(vii)	On 29 April 2007, the Company and GDB entered into a five year individual bank insurance agency agreement. All insurance products suitable for delivery through bank channels are involved in the agreement. GDB will provide services, including selling insurance products, receiving premiums, paying benefits. The company has agreed to pay commission fees as follows: 1) A monthly service fee, calculated on a monthly basis, by multiplying total premium received and a fixed commission rate. 2) A monthly commission fee, calculated on a monthly basis, by multiplying number of policy being handled and fixed commission rate which is not more than RMB1 per policy, where GDB handles premiums receipts and benefits payments.

(c)	Amounts due from/to significant related parties

The following table summarises the resulting balance due from and to significant related parties. The balance is non-interest bearing, unsecured and has no fixed repayment terms except for the deposits in GDB.

	As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
Amount due from CLIC (Note 13)	739	996
Amount due to CLIC	(40)	(3)
Amount due from China Life Overseas	13	—
Amount due from CLP&C	5	—
Amount due from Zhongbaoxin	1	1
Amount due to Zhongbaoxin	(5)	—

30 SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(d)	Key management compensation

	For the year ended 31 December
	2007 RMB million	2006 RMB million
Salaries and other short-term employee benefits	27	17
Termination benefits	—	—
Post-employment benefits	—	—
Other long-term benefits	—	—

Total	27	17

(e)	Transactions with state-owned enterprises

Under HKAS 24, business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned

Commission File Number 001-31914

enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties.

As at 31 December 2007, more than 68% (as at 31 December 2006: more than 70%) of bank deposits were with state-owned banks; approximately 96% (as at 31 December 2006: approximately 95%) of the issuers of corporate bonds and subordinated bonds held by the Group were state-owned enterprises. For the year ended 31 December 2007, more than 74% (for the year ended 31 December 2006: more than 71%) of the group insurance business of the Group were with state-owned enterprises; approximately 83% (for the year ended 31 December 2006: approximately 89%) of bank assurance brokerage charges of RMB2,085 million (for the year ended 31 December 2006: RMB1,989 million) were paid to state-owned banks and post office; almost all of the reinsurance agreements of the Group are entered into with a state-owned reinsurance company; more than 68% (for the year ended 31 December 2006: more than 70%) of bank deposit interest income were from state-owned banks.

31 SHARE CAPITAL

	As at 31 December 2007 No. of shares	RMB million	As at 31 December 2006 No. of shares	RMB million
Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2007, the Company’s share capital is as follows:

	As at 31 December 2007 No. of shares	RMB million
Owned by CLIC	19,323,530,000	19,324
Owned by other shareholders	8,941,175,000	8,941
Including: domestic listed	1,500,000,000	1,500
overseas listed	7,441,175,000	7,441

Total	28,264,705,000	28,265

Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange. 600,000,000 shares of the domestic listed shares may only be traded on the Shanghai Stock Exchange since 9 January 2008. The shares owned by CLIC are not transferable until 11 January 2010.

Commission File Number 001-31914

32 RESERVES

Group

	Additional paid Unrealised in capital gains/(losses)		Reserve fund RMB million (a)	General reserve RMB million (b)	Total RMB million
	RMB million	RMB million
As at 1 January 2006	34,776	687	1,762	—	37,225
Issue of shares	26,820	—	—	—	26,820
Share issue expenses	(510)	—	—	—	(510)
Unrealised gains
– arising from available-for-sale securities during the period	—	25,093	—	—	25,093
– reclassification adjustment for gains included in income statement	—	(115)	—	—	(115)
– impact from available-for-sale securities on other assets and liabilities	—	(5,785)	—	—	(5,785)

Subtotal	—	19,193	—	—	19,193

– tax on unrealised gains	—	(6,334)	—	—	(6,334)
Appropriation to reserve	—	—	974	—	974

Change in the year	26,310	12,859	974	—	40,143

As at 31 December 2006	61,086	13,546	2,736	—	77,368

Unrealised gains
– arising from available-for-sale securities during the period	—	64,328	—	—	64,328
– reclassification adjustment for gains included in income statement	—	(14,658)	—	—	(14,658)
– impact from available-for-sale securities on other assets and liabilities	—	(10,568)	—	—	(10,568)

Subtotal	—	39,102	—	—	39,102

– tax on unrealised gains	—	(8,159)	—	—	(8,159)
– arising from share of results of associates	—	(30)	—	—	(30)
Appropriation to reserve	—	—	3,752	2,792	6,544

Change in the year	—	30,913	3,752	2,792	37,457

As at 31 December 2007	61,086	44,459	6,488	2,792	114,825

Commission File Number 001-31914

32 RESERVES (continued)

Company

	Additional paid Unrealised in capital gains/(losses)		Reserve fund RMB million (a)	General reserve RMB million (b)	Total RMB million
	RMB million	RMB million
As at 1 January 2006	33,697	686	1,728	—	36,111
Issue of shares	26,820	—	—	—	26,820
Share issue expenses	(510)	—	—	—	(510)
Unrealised gains
– arising from available-for-sale securities during the period	—	25,036	—	—	25,036
– reclassification adjustment for gains included in income statement	—	(110)	—	—	(110)
– impact from available-for-sale securities on other assets and liabilities	—	(5,785)	—	—	(5,785)

Subtotal	—	19,141	—	—	19,141
– tax on unrealised gains	—	(6,315)	—	—	(6,315)
Appropriation to reserve	—	—	960	—	960

Change in the year	26,310	12,826	960	—	40,096

As at 31 December 2006	60,007	13,512	2,688	—	76,207

Unrealised gains
– arising from available-for-sale securities during the period	—	64,222	—	—	64,222
– reclassification adjustment for gains included in income statement	—	(14,596)	—	—	(14,596)
– impact from available-for-sale securities on other assets and liabilities	—	(10,568)	—	—	(10,568)

Subtotal	—	39,058	—	—	39,058

– tax on unrealised gains	—	(8,153)	—	—	(8,153)
Appropriation to reserve fund	—	—	3,752	2,792	6,544
Change in the year	—	30,905	3,752	2,792	37,449
As at 31 December 2007	60,007	44,417	6,440	2,792	113,656

Commission File Number 001-31914

32 RESERVES (continued)

(a)	Under relevant PRC law, the Company is required to transfer 10% of its net profit to statutory reserve fund. The Company appropriated 10% of net profit which is RMB2,792 million to statutory reserve fund for the year ended 31 December 2007. At 12 June 2007, approved by Annual General Meeting, the Company appropriated 10% of net profit for the year ended 31 December 2006 which is RMB960 million to discretionary welfare fund. The total appropriation to statutory reserve fund and discretionary welfare fund in 2007 is RMB3,752 million.

(b)	Pursuant to “Financial Standards of Financial Enterprises-Implementation Guide” issued by Ministry of Finance of People’s Republic of China on 30 March 2007, the Company appropriated 10% of net profit which is RMB2,792 million to general reserve for future uncertain disasters, which can not be used for dividend distribution or share capital increment.

Under related PRC law, dividends may be paid only out of distributable profits. Distributable profits generally means the Company’s after-tax profits as determined under accounting standards generally accepted in PRC or HKFRS, whichever is lower, less any recovery of accumulated losses and allocations to statutory funds that the Company is required to make, subject to further regulatory restrictions. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The amount of distributable retained earnings based on the above is RMB31,881 million as at 31 December 2007.

33 CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	Group As at 31 December 2007 RMB million	As at 31 December 2006 RMB million	Company As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
Pending lawsuits (b)	66	54	66	54

(a)	The Company and certain of its past directors (the “defendants”) have been named in nine putative class action lawsuits filed in the United States District Court for the Southern District of New York between 16 March 2004 and 14 May 2004. The lawsuits have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, NO.04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on 19 January 2005, which names the Company, Wang Xianzhang (past director), Miao Fuchun (past director) and Wu Yan (past director) as defendants. The consolidated amended compliant alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Company has engaged U.S. counsel to contest vigorously on the lawsuits. The defendants jointly moved to dismiss the consolidated amended complaint on 21 March 2005. Plaintiffs then further amended their complaint. Defendants moved to dismiss the second amended complaint on 18 November 2005. That motion has been fully briefed and is pending before the Court. The likelihood of an unfavourable outcome is still uncertain. No provision has been made with respect to these lawsuits.

Commission File Number 001-31914

33 CONTINGENCIES (continued)

(b)	The Group has been named in a number of lawsuits arising in the ordinary course of business. Provision has been made for the probable losses to the Group on those claims when management can reasonably estimate the outcome of the lawsuits taking into account the legal advice. No provision has been made for pending lawsuits when the outcome of the lawsuits cannot be reasonably estimated or management believes a loss is not probable.

34 COMMITMENTS

(a)	Capital commitments

(i)	Capital commitments for property, plant and equipment

	Group As at 31 December 2007 RMB million	As at 31 December 2006 RMB million	Company As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
Contracted but not provided for	310	990	300	987

(ii)	Capital commitments to acquire Bohai Venture Capital Fund

The Group committed to contribute RMB500 million to Bohai Venture Capital Fund and RMB5 million to Bohai Venture Capital Fund Management Company of which RMB152 million had been paid at 31 December 2007. The remaining RMB353 million will be paid when called.

(b)	Operating lease commitments

The future minimum lease payments under non-cancelable operating leases are as follows:

	Group As at 31 December 2007 RMB million	As at 31 December 2006 RMB million	Company As at 31 December 2007 RMB million	As at 31 December 2006 RMB million
Land and buildings
Not later than one year	206	242	202	242
Later than one year but not later than five years	316	386	314	386
Later than five years	29	50	29	50

Total	551	678	545	678

The operating lease payments charged to the consolidated income statement for the year ended 31 December 2007 was RMB391 million (for the year ended 31 December 2006: RMB391 million).

35 INVESTMENTS IN SUBSIDIARIES

Company	As at 31 December 2007 RMB million	2006 RMB million
Unlisted investments at cost:	930	600

Commission File Number 001-31914

Name	Place of incorporation and operation	Principal activities	Percentage of equity interest held
China Life Asset Management Company Limited	People’s Republic of China	Asset management	60% directly

China Life Franklin Asset Management Co., Limited	Hong Kong	Asset management	50% indirectly

China Life Pension Company Limited	People’s Republic of China	Pension and annuity	75% directly and indirectly

36 DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION

(a)	Directors’ emoluments

The aggregate amounts of emoluments paid to directors of the Company for the year ended 31 December 2007 are as follows:

Name	Fee RMB	Salaries RMB	Discretionary bonuses RMB	Inducement fees RMB	Other benefits RMB	Employer’s contribution to pension scheme RMB	Compensation for loss of office as director RMB	Total RMB
Yang Chao	—	640,000	1,325,333	—	—	21,164	—	1,986,497
Wu Yan (a)	—	53,333	1,105,722	—	—	1,640	—	1,160,695
Wan Fen	—	613,625	1,248,425	—	—	21,164	—	1,883,214
Shi Guoqing	—	—	—	—	—	—	—	—
Zhuang Zuojin	—	—	—	—	—	—	—	—
Long Yongtu	250,000	—	—	—	—	—	—	250,000
Sun Shuyi	270,000	—	—	—	—	—	—	270,000
Ma Yongwei	250,000	—	—	—	—	—	—	250,000
Chau Tak Hay	270,000	—	—	—	—	—	—	270,000
Cai Rang	270,000	—	—	—	—	—	—	270,000
Ngai Waifung	270,000	—	—	—	—	—	—	270,000

Notes:

(a)	Resigned on 26 January 2007

36 DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(a)	Directors’ emoluments (continued)

The aggregate amounts of emoluments paid to directors of the Company for the year ended 31 December 2006 are as follows:

Commission File Number 001-31914

Name	Fee RMB	Salaries RMB	Discretionary bonuses RMB	Inducement fees RMB	Other benefits RMB	Employer’s contribution to pension scheme RMB	Compensation for loss of office as director RMB	Total RMB
Yang Chao	—	590,000	801,500	—	—	19,016	—	1,410,516
Wu Yan (a)	—	540,833	324,500	—	—	17,598	—	882,931
Wan Feng (b)	—	312,813	583,330	—	—	10,663	—	906,806
Shi Guoqing	—	—	—	—	—	—	—	—
Zhuang Zuojin	—	—	—	—	—	—	—	—
Long Yongtu	220,000	—	—	—	—	—	—	220,000
Sun Shuyi	220,000	—	—	—	—	—	—	220,000
Ma Yongwei (c)	183,333	—	—	—	—	—	—	183,333
Chau Tak Hay	220,000	—	—	—	—	—	—	220,000
Cai Rang	220,000	—	—	—	—	—	—	220,000
Ngai Waifung (d)	—	—	—	—	—	—	—	—
Miao Fuchun (e)	—	—	—	—	—	—	—	—

Notes:

(a)	Emoluments paid starting from 1 February 2006.
(b)	Appointed on 16 June 2006.
(c)	Appointed on 16 March 2006.
(d)	Appointed on 29 December 2006.
(e)	Resigned on 16 June 2006.

In addition to the directors’ emoluments disclosed above, certain directors of the Company receive emoluments from CLIC, amount of which has not been apportioned between their services to the Company and their services to CLIC.

36 DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(b)	Supervisors’ emoluments

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2007 are as follows:

Name	Salaries RMB	Discretionary bonuses RMB	Inducement fees RMB	Other benefits RMB	Employer’s contribution to pension scheme RMB	Total RMB
Xia Zhihua	533,500	1,095,367	—	—	21,164	1,650,031
Wu Weimin	331,500	499,900	—	—	21,164	852,564
Qing Ge	334,208	500,775	—	—	21,164	856,147
Yang Hong	344,500	463,417	—	—	21,164	829,081
Tian Hui	—	—	—	120,000	—	120,000

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2006 are as follows:

Commission File Number 001-31914

Name	Salaries RMB	Discretionary bonuses RMB	Inducement fees RMB	Other benefits RMB	Employer’s contribution to pension scheme RMB	Total RMB
Liu Yingqi (a)	—	—	—	—	—	—
Xia Zhihua (b)	407,917	200,250	—	—	16,181	624,348
Wu Weimin	312,000	469,050	—	—	19,016	800,066
Jia Yuzeng (c)	143,000	202,263	—	—	8,353	353,616
Qing Ge (d)	169,000	266,328	—	—	10,663	445,991
Yang Hong (e)	67,979	91,415	—	—	4,101	163,495
Ren Hongbin (f)	—	—	—	—	—	—
Tian Hui	—	—	—	100,000	—	100,000

Notes:

(a)	Resigned on 5 January 2006.
(b)	Appointed on 16 March 2006.
(c)	Resigned on 15 June 2006.
(d)	Appointed on 15 June 2006.
(e)	Appointed on 16 October 2006.
(f)	Resigned on 16 June 2006.

36 DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(c)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Company include two (2006: two) directors whose emoluments are reflected in the analysis presented above.

Details of remuneration of the remaining three (2006: three) highest paid individuals are as follows:

	2007 RMB	2006 RMB
Fees	—	—
Basic salaries, housing allowances, and other allowances and benefits in kind	9,619,666	4,888,148
	9,619,666	4,888,148

The emoluments fell within the following bands:

	Number of individuals
	2007	2006
RMB1,500,000 – RMB2,000,000	2	3
RMB6,000,000 – RMB6,500,000	1	—

Commission File Number 001-31914

No emoluments have been paid by the Company to the directors or any of the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

37 ULTIMATE HOLDING COMPANY

The directors regard China Life Insurance (Group) Company, a company incorporated in the PRC, as being the ultimate holding company.

SUPPLEMENTARY INFORMATION FOR ADS HOLDERS

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

(a)	The consolidated financial statements of the Group have been prepared in accordance with HKFRS, which differs in certain significant respects from US GAAP. Difference between HKFRS and US GAAP, which may have significant impacts on consolidated net profit/(loss) and consolidated shareholders’ equity, are described below.

Deferred Taxes and Tax Reversal

The tax rate changes as disclosed in Note 25(b)(ii) are accounted for consistently with the accounting for the transaction itself. Therefore, if the underlying temporary difference and related deferred taxes have been recorded in equity, a change due to tax law/tax rates is recorded in equity as well. Under US GAAP, the impact of changes in tax rate/tax law included in net income even if the original deferred taxes have been recognised in equity. For the year ended 31 December 2007, this difference results in a RMB4,746 million increase in the US GAAP net profit and a corresponding RMB4,746 million decrease to the US GAAP equity reserves balance.

There are no material differences between HKFRS and US GAAP that had an effect on shareholders’ equity as at 31 December 2007 and 2006 and net profit for the year ended 31 December 2006.

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(b)	Disclosures about available-for-sale securities held continuously in an unrealised loss position for the time periods.

		As at 31 December 2007
		Less than 6 months RMB million	More than 6 months but less than 12 months RMB million	More than 12 months RMB million	Total RMB million
Debt securities

Government bonds	Fair value	15,596	29,715	—	45,311
	Unrealised losses	(300)	(2,432)	—	(2,732)

Government agency bonds	Fair value	31,872	21,289	—	53,161
	Unrealised losses	(1,366)	(4,072)	—	(5,438)

Corporate bonds	Fair value	21,308	11,304	—	32,648
	Unrealised losses	(1,498)	(1,344)	—	(2,842)

Subordinate bonds/debts	Fair value	5,852	415	—	6,267
	Unrealised losses	(626)	(94)	—	(720)

Equity securities	Fair value	4,324	1	—	4,325
	Unrealised losses	(537)	—	—	(537)

Total temporarily impaired securities	Fair value	78,952	62,760	—	141,712
	Unrealised losses	(4,327)	(7,942)	—	(12,269)

(b)	Disclosures about available-for-sale securities held continuously in an unrealised loss position for the time periods (continued)

		As at 31 December 2006
		Less than 6 months RMB million	More than 6 months but less than 12 months RMB million	More than 12 months RMB million	Total RMB million
Debt securities

Government bonds	Fair value	22,050	1,198	7,149	30,397
	Unrealised losses	(362)	(15)	(192)	(569)

Government agency bonds	Fair value	15,471	1,265	1,497	18,233
	Unrealised losses	(180)	(41)	(22)	(243)

Corporate bonds	Fair value	13,502	6,605	566	20,673
	Unrealised losses	(240)	(234)	(13)	(487)

Subordinate bonds/debts	Fair value	2,329	—	—	2,329
	Unrealised losses	(37)	—	—	(37)

Equity securities	Fair value	1,273	—	—	1,273
	Unrealised losses	(136)	—	—	(136)

Total temporarily impaired securities	Fair value	54,625	9,068	9,212	72,905
	Unrealised losses	(955)	(290)	(227)	(1,472)

Commission File Number 001-31914

Available-for-sale securities have generally been identified as temporarily impaired if their amortised cost as at 31 December 2007 was greater than their fair value, resulting in an unrealised loss. Unrealised losses in respect of financial assets at fair value through income have been included in net income and have been excluded from the above table. Unrealised losses from debt securities are largely due to interest rate fluctuations. Based on a review of these financial assets, it is believed that the contractual terms of these available-for-sale securities will be met. A total 218 debt securities positions and 77 equity securities positions were in an unrealised loss position at 31 December 2007 of which 100 debt securities and 76 equity securities positions were in a continuous loss position for less than 6 months, 172 debt securities and 1 equity security positions for more than 6 months but less than 12 months.

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(c)	Comprehensive income

	2007 RMB million	2006 RMB million
Net profit attributable to shareholders of the Company	43,625	19,956
Total other comprehensive income, unrealised gains, net of tax	26,167	12,859

Total comprehensive income	69,792	32,815

(d)	Recently issued accounting standards

In September 2005, the AICPA issued Statement of Position 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts” (SOP 05-1). SOP 05-1 provides guidance on accounting for DAC on internal replacements of insurance and investment contracts other than those specifically described in FAS 97. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. The Group adopted this guidance on 1 January 2007 and it did not have a material effect on the Group’s consolidated financial position or results of operations.

In February 2006, the FASB issued FAS 155, “Accounting for Certain Hybrid Financial Instruments” (FAS 155), an amendment of FAS 140 and FAS 133. FAS 155 allows the Group to include changes in fair value in earnings on an instrument-by-instrument basis for any hybrid financial instrument that contains an embedded derivative that would otherwise be required to be

Commission File Number 001-31914

bifurcated and accounted for separately under FAS 133. FAS 155 is effective for the Group’s fiscal year ending 31 December 2007. The Group adopted this guidance on 1 January 2007 and it did not have a material effect on the Group’s consolidated financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in income tax positions. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. In May 2007, the FASB issued FSP 48-1,”Definition of Settlement in FASB Interpretation No. 48,” which amended FIN 48, to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits, effective upon the initial adoption of FIN 48. The Group adopted FIN 48 on 1 January 2007 and it did not have a material effect on the Group’s consolidated financial position or results of operations.

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(d)	Recently issued accounting standards (continued)

In September 2006, the FASB issued FAS 157, “Fair Value Measurements” (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB issued FSP 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13”. Also in February 2008, the FASB issued FSP 157-2, “Effective Date of FASB Statement No. 157”, which defers the effective date of FAS 157 to fiscal years beginning after 15 November 2008, and interim periods within those fiscal years. The Group is currently assessing the impact of FAS 157 on the Group’s consolidated financial position and results of operations.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159). FAS 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. FAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. FAS 159 is effective for financial statements issued for accounting periods beginning on or after 15 November 2007. The Group is currently assessing the impact of FAS 159 on the Group’s consolidated financial position and results of operations.

In April 2007, the FASB issued FSP FIN 39-1, “Amendment of FASB Interpretation No. 39.” FSP FIN 39-1 modifies FIN No. 39, “Offsetting of Amounts Related to Certain Contracts,” and permits companies to offset cash collateral receivables or payables with net derivative positions under certain circumstances. This FSP is effective for fiscal years beginning after 15 November 2007 and is required to be applied retrospectively to financial statements for all periods presented. The Group is currently assessing the impact of FSP FIN 39-1 on the Group’s consolidated financial position and results of operations.

In December 2007, the FASB issued FAS 160, “Noncontrolling Interests in Consolidated Financial Statements.” FAS 160 will change the accounting for minority interests, which will be recharacterized as noncontrolling interests and classified by the parent company as a component of equity. The noncontrolling interests’ share of subsidiary income should be reported as a part of consolidated net income with disclosure of the attribution of consolidated net income to the controlling and noncontrolling interests on the face of the consolidated statement of income. This statement is effective for fiscal years beginning on or after 15 December 2008, with early adoption prohibited. Upon adoption, FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and prospective adoption for all other requirements. The Group is currently assessing the impact of FAS 160 on the Group’s consolidated financial position and results of operations.

Commission File Number 001-31914

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(d)	Recently issued accounting standards (continued)

In December 2007, the FASB issued FAS 141R, “Business Combinations.” This statement addresses the accounting for business acquisitions with a number of changes. Among other things, the new standard broadened the transactions or events that are considered business combinations. It requires that all acquisition-related costs be expensed as incurred, and that all restructuring costs related to acquired operations be expensed as incurred. This new standard also addresses the current and subsequent accounting for assets and liabilities arising from contingencies acquired or assumed and, for acquisitions both prior and subsequent to 31 December 2008, requires the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. This statement is effective for fiscal years beginning on or after 15 December 2008, with early adoption prohibited, and generally applies to business acquisitions completed after 31 December 2008. The Group is currently assessing the impact of FAS 141R on the Group’s consolidated financial position and results of operations.

In February 2008, the FASB issued FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” FSP FAS 140-3 provides guidance on accounting for a transfer of a financial asset and a repurchase financing and presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. This FSP is effective for fiscal years beginning after 15 November 2008, and interim periods within those fiscal years. Earlier application is not permitted. The Group is currently assessing the impact of this FSP on the Group’s consolidated financial position and results of operations.